UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer:

Baqua, Inc.

Legal status of issuer:

Form

Corporation

Jurisdiction of Incorporation/Organization

Delaware

Date of organization

March 14, 2014

Physical address of issuer:

325 W. Main St., Ste. 300
Lexington, KY 40507

Website of issuer:

http://baqua.com

Name of intermediary through which the offering will be conducted:

StartEngine Capital LLC

CIK number of intermediary:

0001665160

SEC file number of intermediary:

007-00007

CRD number, if applicable, of intermediary:

282945

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

Five percent (5.0%) of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None

Type of security offered:

Common Stock

Target number of securities to be offered

5,000 Shares

Price (or method for determining price)

$2.00 per Share

Target offering amount

$10,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☑ First-come, first-served basis

☐ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount):

$100,000

Deadline to reach the target offering amount:

December 31, 2016

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

Five (5) (See section entitled "*Business*" below.)

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$4,657	$3,750
Cash & Cash Equivalents	$4,657	$3,750
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Loss	$38,768	$20,350

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, Kentucky, Wisconsin, and Wyoming

September 20, 2016

FORM C

Up to $100,000

Baqua, Inc.

www.baqua.com



Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Baqua, Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Common Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $10,000.00 (the "Minimum Offering Amount" or "Target Offering Amount") and up to $100,000.00 (the "Maximum Offering Amount") from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased by a Purchaser is two hundred fifty (250) Shares at a price of $2.00 per Share for a total minimum investment of $500.00 (which may be waived by the Company, in its sole and absolute discretion).

The Offering is being made through StartEngine Capital LLC as the intermediary (the "Intermediary"). The Intermediary will be entitled to receive the fees and commissions set forth in the following chart from the proceeds of sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$500.00	$25.00	$975.00
Aggregate Minimum Offering Amount	$10,000.00	$500.00	$9,500.00
Aggregate Maximum Offering Amount	$100,000.00	$5,000.00	$95,000.00

(1) This excludes fees to Company's advisors, such as attorneys and accountants, as well as fees to the escrow agent.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these securities are exempt from registration.

An issuer filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is August 30, 2016.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. *SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."*

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION WHERE AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, AND/OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO SECTION 227.501 OF REGULATION CF.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward- looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward- looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2017.

Once posted, the annual report may be found on the Company's website at:

http://baqua.com/investors

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(3) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

TABLE OF CONTENTS

INVESTMENT SUMMARY	7
RISK FACTORS	9
BUSINESS	21
USE OF PROCEEDS	27
MANAGEMENT, OFFICERS AND DIRECTORS	28
INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS	31
OWNERSHIP AND CAPITAL STRUCTURE	31
Capitalization	31
Principal Security Holders	32
Description of the Offering	33
Description of the Securities	36
TAX MATTERS	30
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST	36
OTHER MATERIAL INFORMATION	37
FINANCIAL INFORMATION	38
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION	51

INVESTMENT SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Baqua, Inc. is a Delaware corporation incorporated in Delaware by conversion on May 19, 2016. Copies of the Articles of Incorporation filed with the Office of the Secretary of State of the State of Delaware is attached hereto as Exhibit A.

The Company's principal office is located at 325 W. Main Street, Third Floor, Lexington, Kentucky 40507, and the Company's website is http://baqua.com. The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our securities, you should only consider the information contained in this Form C.

Terms of Offering

Company	Baqua, Inc.
Corporate Address	325 W Main Street, Suite 300, Lexington, Kentucky 40507
Description of Business	Producer and marketer of premium organic functional beverages.
Use of Proceeds	The Company intends to use the proceeds of the Offering primarily for marketing expenses and for working capital for the business operations of the Company.
Type of Security Offered	Common Stock (the "Shares", or the "Securities")
Description of Security Offered	Common Stock
Voting Rights	See the section entitled *"The Offering and the Securities--The Securities"* below.
Purchase Price of Security Offered	$2.00 per share
Minimum Investment Amount (per investor)	$500.00
Minimum amount of Common Stock offered	5,000 Shares
Total Common Stock outstanding after offering (if minimum amount reached)	2,189,855 Shares
Maximum amount of Common Stock offered	50,000 Shares
Total Common Stock outstanding after offering (if maximum amount reached)	2,239,855 Shares

Minimum Target Amount of Offering	US$10,000

Maximum Amount of Offering	US$100,000

Offering deadline	December 31, 2016

Business Summary

Baqua, Inc. was formed on March 14, 2014 as a Kentucky limited liability company under the name of Belgrio, LLC, and incorporated in Delaware as Baqua, Inc. by conversion on March 28, 2016. We are engaged in the business of developing, marketing and distributing our specialty line of healthy and nutritional grain-based sports drinks for the naturally functional beverage market. We are a development stage company and have not earned any revenues to the date of this private placement memorandum. Our website address is www.baqua.com.

We call our product an "Ancient Grain Tisane" and we create it with grains historically praised for their nutritional value: barley, amaranth, quinoa, chia, oat bran, buckwheat and millet. Our corporate name, Baqua, is an acronym of barley, amaranth, quinoa and water (aqua). Baqua currently has 5 market-ready products in our functional beverage line, which consists of Baqua Ancient Grain Tisane in the following fruit flavors: Apple Ginger, Lemon Mint, Blueberry Pineapple, Cherry Lime and Red Currant. To date, we have produced three of our flavors in two production runs dated December 2014 and December 2015, in which we produced 1,500 units and 6,000 units respectively. As of June 30, 2016, our current inventory consists of 3,050 units of product from our December 2015 production run of 6,000 units.

Baqua is a development stage company with no revenue generation up to the date of this private placement memorandum. We have not made any sales and do not have an existing customer base.

Our plan to generate revenues during fiscal year 2016 involves inventory acquisition and sales and marketing plan implementation. We believe that we must raise sufficient capital from new investors to produce the product we need to launch our sales and marketing plan. Once we have sufficient product to enter the market, we intend to launch larger marketing and distribution efforts in Kentucky with two additional targeted launch markets, of California and New York.

RISK FACTORS

Risks Related to Our Financial Condition and Operations

We are a development stage company organized in May 2014 and have not commenced operations, making an evaluation of us extremely difficult. At this stage, even with our good faith efforts, there is nothing on which to base an assumption that we will become profitable or generate any significant amount of revenues.

We were incorporated in March 2014 as a Kentucky limited liability company and converted to a Delaware stock corporation on March 28, 2016. As a result of being a start-up company we have (i) generated no revenues, and (ii) an accumulated deficit of $59,118 as of the period ended December 31, 2015. We have been focused on market research, beverage recipe formulation and business plan development since we incorporated. Although we have commenced the development of our website and marketing strategy, there is nothing at this time on which to base an assumption that our business plan of operations will prove to be successful or that we will ever be able to operate profitably. Our future operating results will depend on many factors, including our ability to raise adequate working capital, demand for our product, the level of our competition and our ability to attract and maintain key management and employees. We do have a market-ready product that is ready for production and distribution, however, we currently do not have any customers. As such, we have generated no revenues and there can be no assurances that we will generate any revenues in the future.

Because management has no experience in the functional beverage business, our business has a higher risk of failure.

Our Chief Executive Officer has been developing our functional beverages since 2012, and does not have experience marketing and selling functional beverages. In addition, we do not have any employees with experience in this business sector. As a result, we may not be able to recognize and take advantage of product, related service and market trends in the sector and we may be unable to accurately predict consumer demand. In addition, our director's decisions and choices may not be well thought out and our plan of operations, earnings and ultimate financial success may suffer irreparable harm as a result.

If we are unable to generate a substantial customer base for our products, our business will fail.

The success of Baqua's business requires that we sell our product to consumers at a profit. Since our revenue will be generated exclusively from our sales of our beverage products, we need to attract enough people to buy our product to cover our costs. If we are unable to attract enough customers to purchase our products, we will generate losses and cause our business to fail.

The sale of ingested products involves product liability and other risks.

Like other distributors of products that are ingested, the Company faces an inherent risk of exposure to product liability claims if the use of its products results in illness or injury. The product that the Company intends to sell in the U.S. is subject to laws and regulations, including those administered by the FDA that establish manufacturing practices and quality standards for food products. Product liability claims could have a material adverse effect on the Company's business. Distributors of vitamins, nutritional supplements and minerals, have been named as defendants in product liability lawsuits from time to time. The successful assertion or settlement of an uninsured claim, a significant number of insured claims or a claim exceeding the limits of the Company's insurance coverage would harm the Company by adding costs to its business and by diverting the attention of senior management from the operation of its business. The Company may also be subject to claims that its products contain contaminants, are improperly labeled, include inadequate instructions as to use or inadequate warnings covering interactions with other substances. Product liability litigation, even if not meritorious, is very expensive and could also entail adverse publicity for the Company and reduce its revenue. In addition, the products the Company distributes, or certain components of those products, may be subject to product recalls or other deficiencies. Any negative publicity associated with these actions would adversely affect the Company's brand and may result in decreased product sales and, as a result, lower revenues and profits.

Significant additional labeling or warning requirements may inhibit sales of affected products.

Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of the Company's products. If these types of requirements become applicable to the Company's products under current or future environmental or health laws or regulations, they may inhibit sales of such products.

We will be competing with better-established companies.

Baqua will not be the first company to attempt to develop natural beverages intended to enhance sports nutrition. There are other companies whose contacts and expertise may be more advanced than ours, and whose methods of marketing and resale may be more cost-effective. Further, Baqua will face competition from better-established companies that may have better local, regional and national marketing, production and distribution networks, and whose efforts may produce larger sales and revenues.

We may face intense competition and expect competition to increase in the future, which could prohibit us from developing a customer base and generating revenue.

The beverage industry is highly competitive, with low barriers to entry, and we expect more companies to enter the sector and a wider range of and related products to be introduced. These companies may already have an established market in our industry. Most of these companies have significantly greater financial and other resources than Baqua and have been developing their products longer than we have been developing ours.

Due to our lack of operations we have not yet proven profitable.

To date Baqua has not commenced selling of our products. We do not presently have a product placed with any distributor or retailer, and we currently do not have any customers. We cannot assure that we will achieve or attain profitability in 2016 or at any other time. If we cannot achieve operating profitability, we may not be able to meet our working capital requirements, which will have a material adverse effect on our business operating results and financial condition.

Our business plan is speculative.

Our planned business is speculative and subject to numerous risks and uncertainties. The development and marketing of our alternative beverage products may not succeed in creating any commercial products or revenue due to functional failure, lack of acceptance or demand from the marketplace, technological inefficiencies, competition, or for other reasons. There is no assurance that we will ever earn revenue or a profit.

We cannot assure that we will earn a profit or that our products will be accepted by consumers.

Baqua's business is speculative and dependent upon acceptance of our potential branded and non-branded products by consumers. Our operating performance will be heavily dependent on whether or not we are able to earn a profit on the sale of our beverage products. We cannot assure that we will be successful or earn any revenue or profit, or that investors will not lose their entire investment.

Unfavorable economic conditions or other factors may affect our ability to raise capital.

Unfavorable economic conditions or other factors could increase Baqua's funding costs and/or limit our access to the capital markets. An inability to successfully access the capital markets could limit our ability to grow our business and fully execute our business strategy and could decrease our earnings, if any.

If we were to lose the services of our key personnel, we may not be able to execute our business strategy.

Baqua's success is substantially dependent on the performance of our executive officers and key employees. The loss of any of our officers or directors would have a material adverse impact on us. Baqua will generally be dependent upon Sandra W. Marlowe, Byron Marlowe and Rachael Marlowe for the direction, management and daily supervision of our operations.

We have no independent directors.

Currently, Baqua's board of directors has one member, our founder Sandra W. Marlowe. None of our directors are considered "independent directors," as defined under Financial Industry Regulatory Authority, Inc. ("FINRA") listing standards. Currently we do not have any committees of the board of directors. We plan to form audit and compensation committees in the future, but need to add one or two independent directors with financial acumen before we can form those committees.

Failure to effectively manage our potential growth could place strains on our managerial, operational and financial resources and could adversely affect our business and operating results.

Baqua's expansion of our business strategy and our potential growth is expected to place a strain on Baqua's managerial, operational and financial resources and systems. Further, as Baqua's business grows, we will be required to initiate, develop and manage multiple commercial relationships. Any growth by Baqua, or an increase in the number of our strategic relationships or litigation, may place additional strain on our managerial, operational and financial resources and systems. Although Baqua may not grow as we expect, if we fail to manage our growth effectively or to develop and expand our managerial, operational and financial resources and systems, our business and financial results will be materially harmed.

If we are unable to successfully market our brand our business may be negatively affected.

Our success with the product may be dependent upon our ability to market our Baqua brand and deliver Baqua beverage products. As is typical with new products and brand recognition, demand for and market acceptance of Baqua's alternative beverage products is subject to uncertainty. Achieving market acceptance for Baqua's functional beverage products may require substantial marketing and other efforts and the expenditure of significant funds to create customer demand. There can be no assurance that our efforts will be successful. The failure of Baqua products to gain sufficient market acceptance could adversely affect the image of our Company and the demand for our products now or in the future. This may have an adverse and material effect on our results of operations, financial condition, and viability as a Company.

Increases in raw materials, packaging, and distribution may adversely affect the Company.

Our financial results materially depend upon the costs of raw materials including production and packaging, and our ability to pass these costs onto our customers. Fluctuations in the cost of raw materials may occur due to changes in supply and demand, general economic conditions, and other factors. Fluctuations in our costs for packaging materials can result from changes in supply and demand, general economic conditions, and other factors. In addition, changes in the costs of distribution due to commodity prices or other aspects of the distribution process, including but not limited to oil and gas prices, may result from any number of factors such as changes in supply and demand, seasonality, and the current risk premium associated with the prices of our raw materials.

In the event of any increase in the cost of raw materials, packaging, or distribution expenses, we may be required to charge higher selling prices for our products to avoid margin deterioration. We cannot provide any assurances regarding the timing or the extent of our ability to successfully charge higher prices for our products, or the extent to which any price increase will affect future sales volumes and as a result, may have a material and adverse effect on our results of operations, financial condition and viability as a Company.

We are dependent on the contracted services of third-party beverage bottlers to manufacture and package our product, therefore any slowdown or inability to manufacture and package our product may have an adverse and material effect on the financial condition of our business.

Baqua is and will continue to be dependent on our third-party beverage bottlers to manufacture and package our beverage products. We will be substantially dependent on our ability to maintain these third-party relationships and our revenue-generating capabilities rest on their ability to manufacture and package our product to certain quality specifications before distribution. Failure by Baqua to maintain commercial relationships with our third-party bottlers to manufacture and package substantial quantities of our product with the specified quality, or failure by their equipment could have a material and adverse effect on the results of operations and financial condition of the Company.

Failure to maintain existing, and secure adequate additional, production and distribution agreements may have an impact on the financial condition of the Company. We require widespread distribution of our beverage product to interest consumers. As per Baqua's business plan, we intend to develop and maintain distribution agreements with premium supermarkets, alternative beverage retailers and food distributors. However, we can make no assurance that we will ever enter into distribution agreements with any or all of the above listed channels of distribution and upon the expiration of any distribution agreements, we can make no assurances that we will be able to enter into new distribution agreements with the same or additional retailers and distributors, if at all. If Baqua is unable to make suitable distribution arrangements, we will likely incur losses that impair the financial condition of our business. If we are unable to secure distribution of our products, the viability and growth prospects of the Company may be materially and adversely affected.

An economic downturn could result in reduced sales and lower revenues and profitability.

Purchases of Baqua beverage products may be affected by negative trends in the general economy that adversely affect consumer spending. Any reduction in consumer confidence or disposable income in general may affect alternative beverage companies more significantly than companies in industries that rely less on discretionary consumer spending.

If our product does not deliver the intended or advertised benefits, the Company may be adversely affected.

If for any reason consumers find that Baqua beverage products do not adequately deliver on our claims or advertisements, the Company may see a substantial decrease in sales, revenue, and the value of our brand. Therefore, any claim, whether real or imagined, that Baqua beverage products does not adequately deliver the advertised benefits may have an adverse and material effect on our results of operations, financial condition, and viability as a Company.

We are subject to inventory risk.

The Company's beverage products will be tested for stability and each product will have associated with it an expiration date after which the product cannot be sold. In order to provide the freshest product possible, Baqua will make every attempt to produce our beverage products on a just-in-time basis through regional bottlers. However, as sales trends change it will be possible for the Company to over-produce finished goods inventory or have excess raw materials that are not used before their expiration dates. Should sales trends change too rapidly or should manufacturing planning be poor, Baqua could be subject to larger than normal expenses for writing off inventory which would affect the financial condition of the Company and results of operations during the period in which larger than expected write downs of inventory were to occur.

We are dependent on certain specialized ingredients from a specific supplier for the manufacture of our beverages, and any shortage, delay, or other difficulty in obtaining these necessary ingredients could have a material and adverse effect on the Company. We are dependent on these certain ingredients to continue to produce and manufacture our product. Any difficulty in obtaining these necessary ingredients, including but not limited to shortage, delay, and natural or man-made disasters, including but not limited to floods, fires, drought, tornado, or hurricane, could have a material and adverse effect on our results of operations and financial condition. As our formulas have a specific limited source, no viable alternatives or substitutes may exist to our formulation, as such, if the problem in obtaining the ingredients is long-term in nature, the viability of the Company may be materially and adversely affected.

The Company is subject to risks associated with national trends and consumer behavior.

Baqua intends to sell its products nationally through several channels of distribution. As such, we will not be immune from trends in the national economy. Negative employment, a slowdown in the housing market and other economic trends directly affect the average consumer's purchasing ability that in turn would affect the Company's sales. Uncertainty due to world events can affect the general willingness of consumers to spend on any item that the consumer may not feel is essential, including the Company's functional beverage products. This would have a material adverse effect on the Company's business. Additionally, consumer needs and purchasing behavior can change at a rapid pace. In order to be successful, the Company must be able to anticipate and adapt to these changes. There is no assurance that the Company can successfully anticipate these changes in consumer behavior or that it can successfully adapt to them.

The Company may not be able to protect any intellectual property rights we may develop effectively, which would allow competitors to duplicate or replicate our products and/or services limiting our ability to compete. This could adversely affect the Company's ability to compete.

Baqua expects intellectual property to be critical to its prospects and ability to compete, and if it fails to protect any intellectual property rights it develops adequately, competitors might gain access to our products. The Company relies primarily on trademark and trade secret laws in the United States, as well as license agreements, third-party non-disclosure and other agreements and other contractual provisions and technical measures to protect any intellectual property rights it may develop. Baqua attempts to negotiate beneficial intellectual property ownership provisions in its contracts and also requires or will require employees, consultants, advisors and collaborators to enter into confidentiality agreements in order to protect the confidentiality of any proprietary information. Additionally, laws and the Company's actual contractual terms may not be sufficient to protect the Company's beverage products and concepts from use or theft by third parties.

Furthermore, Baqua cannot assure you that any protections would be adequate or available to prevent competitors from independently developing products that are substantially equivalent or superior to any products that may be developed by the Company. We may have legal or contractual rights that we could assert against illegal use of any intellectual property rights we may one day have, but lawsuits claiming infringement or misappropriation are complex and expensive, and the outcome would not be certain. The efforts we have taken to protect our intellectual property and proprietary rights may not be sufficient or effective at stopping unauthorized use of our intellectual property and proprietary rights. There may be instances where we are not able to fully protect or utilize our intellectual property in a manner that maximizes competitive advantage. If we are unable to protect our intellectual property and proprietary rights from unauthorized use, the value of our products may be reduced, which could negatively impact our business. If we are forced to resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome and expensive. In addition, our proprietary rights could be at risk if we are unsuccessful in, or cannot afford to pursue, those proceedings. We also rely on trade secrets and contract law to protect some of our proprietary technology.

If we infringe on the intellectual property rights of third parties, we may have to defend against litigation and pay damages and our business and prospects may be adversely affected.

If a third party were to assert that Baqua's beverage products infringe on their patent, copyright, trademark, trade secret or other intellectual property rights, we could incur substantial litigation costs and be forced to pay substantial damages. Third-party infringement claims, regardless of their outcome, would not only consume significant financial resources, but would also divert our management's time and attention. Such claims could also cause our customers or potential customers to purchase competitors' products or limit their purchase or use of our affected products until resolution of the claim.

If any of Baqua's beverage products are found to violate third-party intellectual property rights, we may have to re-engineer one or more of our products, or we may have to obtain licenses from third parties to continue offering our products without substantial re-engineering. Our efforts to re-engineer or obtain licenses could require significant expenditures of time and money and may not be successful. Accordingly, any claims or litigation regarding our infringement of intellectual property of a third party could have a material adverse effect on our business and prospects.

Our success may depend upon our ability to protect our proprietary formulations, trademarks and trade secrets. We rely on a combination of trademark and trade secret laws including nondisclosure and other contractual agreements with employees and third parties to protect our proprietary formulas and trademarks. There can be no assurance that the steps we take to protect Baqua's proprietary and intellectual property rights will be adequate to protect misappropriation of such rights or that third parties will not independently develop equivalent or superior formulations and production and distribution methods. We have initiated proceedings in the United States Patent and Trademark Office for our Baqua beverage products that may demand significant financial and management resources. If our trademarks are not approved, or similar formulas and/or brands are created, this may have a material and adverse effect on our results of operations and the viability of the Company.

If Baqua or our retailers are the subject of product liability claims, we may incur significant and unexpected costs and our business reputation could be adversely affected and if we experience product recalls, we may also incur significant and unexpected costs and our business reputation may be adversely affected.

While the safety and quality of Baqua beverage products is of substantial importance to the Company, we may be exposed to product liability claims and adverse public relations if consumption or use of our products is alleged to cause injury, illness, or death. Our insurance may not be adequate to cover all liabilities we incur in connection with product liability claims. We may not be able to continue to maintain our existing insurance or obtain comparable insurance at a reasonable cost, if at all. A product liability judgment against Baqua, or our agreement to settle a product liability claim, could also result in substantial and unexpected expenditures, which would reduce operating income and cash flow. In addition, even if product liability claims against us are not successful, or are not fully pursued, in defending these claims we would be likely to incur significant costs.

We may be exposed to product recalls and adverse public relations if our beverage products are alleged to cause injury, illness, or death, or if we are alleged to have violated any governmental regulations. A product recall could result in substantial and unexpected expenditures, which could reduce our operating income and cash flows. In addition, a product recall may require significant management attention. Product recalls may damage the value of the Baqua brand and lead to decreased demand for our products and a significant decrease in revenue. Product recalls may also lead to increased scrutiny by federal, state and local regulatory agencies, and could have a material adverse effect on our brand, business, results of operations and financial condition.

These claims, if any, may be time-consuming and require management to spend time defending the claims rather than operating our business. Product liability claims, or any other events that cause consumers to no longer associate the Baqua brand with high quality and safety may decrease the value of our brand and lead to lower demand for our product in addition to the possibility of significantly decreased revenue. Product liability claims may also lead to increased scrutiny of our operations by federal and state regulatory agencies, and could have a material and adverse effect on our brand, results of operations, financial condition, and viability as a Company.

The increased costs associated with, and inability to obtain, adequate product liability insurance could adversely affect our profitability and financial condition.

The potential for product liability claims, among others, has resulted in, and may continue to result in, significant increases in insurance premium costs and difficulties obtaining sufficiently high policy limits. We cannot assure you that future increases in such insurance costs and difficulties obtaining high policy limits will not adversely impact our profitability, which may impact our operating results and growth.

Our insurance coverage may not be adequate if a catastrophic event occurred.

While management attempts to obtain, and believes it presently has, reasonable policy limits of property, casualty, liability, and business interruption insurance, including coverage for acts of terrorism, with financially sound insurers, we cannot guarantee that our policy limits for property, casualty, liability, and business interruption insurance currently in force, including coverage for acts of terrorism, would be adequate should a catastrophic event occur related to our property, equipment, or product, or that our insurers would have adequate financial resources to sufficiently or fully pay our related claims or damages. Once our coverage expires, we cannot guarantee that adequate coverage limits will be available, offered at reasonable costs, or offered by insurers with sufficient financial soundness. The occurrence of such an incident or incidents affecting any one or more of our speedway facilities could have a materially adverse effect on our financial position and future results of operations if asset damage and/or company liability was to exceed insurance coverage limits or if an insurer was unable to sufficiently or fully pay our related claims or damages which may significantly impair our ability to obtain such insurance coverage in the future.

We rely upon limited product offerings.

Baqua produces one product, our Ancient Grain Tisane, in a variety of flavors. This lack of diversification could make us vulnerable to changes in beverage industry fundamentals and adverse industry developments. At this time, we intend to only bring to market this single product in a variety of flavors, as described in our business plan. This lack of diversification in our business operations may expose us to significant risks and volatility within our operating and profitability metrics. Any significant changes within the market, industry, competition, or demand for the products, industries may have a material and adverse effect on the financial condition of the Company.

Investments in small businesses such as the Company are highly speculative and risky so only investors that can bear the complete loss of their investment should invest in the Securities.

Baqua's management is inexperienced and investors will not be able to evaluate Baqua due to our lack of operating history. As a small business, Baqua may also depend heavily upon a single customer, supplier, or employee, the loss of which would seriously damage our profitability. The demand for Baqua's functional beverage product may be seasonal or be impacted by the overall economy, or Baqua could face other risks that are specific to the alternative beverage industry. Baqua may also have a hard time competing against larger or better-capitalized alternative beverage companies who are able to negotiate for better prices from suppliers, produce goods and services on a larger or more economical scale, or take advantage of larger marketing budgets. Furthermore, Baqua could face risks from lawsuits, governmental regulations, and other potential impediments to our growth.

According to the U.S. Small Business Administration, half of all new businesses fail within 5 years.

Small investors typically have very little power, so they are generally unable to influence the management decisions that affect the viability of the Company and potential profitability of the investment. New investors are often asked to pay more money for their shares than the issuer's officers or principal owners (who may have contributed "sweat equity"). Furthermore, the value of the small investor's ownership share in the Company's assets (the "tangible book value") is almost always less than the amount paid for the shares. It may be difficult or impossible to recover your money if the investment does not perform as expected. Due to limited regulatory oversight over these types of offerings, investors may be left on their own to pursue costly private lawsuits if things go wrong.

We cannot assure you that we will effectively manage our growth, if any.

The scope and complexity of Baqua's business may increase significantly. Baqua's management lacks experience and may not be able to manage our growth effectively. To effectively manage our growth, we must effectively produce, market and sell our functional beverage product. This could negatively affect our business performance. The growth and expansion of our business and products would create significant challenges for our management, operational, and financial resources, including managing multiple relations with beverage ingredient suppliers, brewers and bottlers, advertisers, distributors and retailers, and other third parties.

Risks Related to Our Securities

We are a development stage company organized in May 2014 and have not commenced operations, making an evaluation of us extremely difficult. At this stage, even with our good faith efforts, there is nothing on which to base an assumption that we will become profitable or generate any significant amount of revenues.

We were incorporated in March 2014 as a Kentucky limited liability company and converted to a Delaware stock corporation on March 28, 2016. As a result of being a start-up company we have (i) generated no revenues, and (ii) an accumulated deficit of $59,118 as of the period ended December 31, 2015. We have been focused on market research, beverage recipe formulation and business plan development since we incorporated. Although we have commenced the development of our website and marketing strategy, there is nothing at this time on which to base an assumption that our business plan of operations will prove to be successful or that we will ever be able to operate profitably. Our future operating results will depend on many factors, including our ability to raise adequate working capital, demand for our product, the level of our competition and our ability to attract and maintain key management and employees. We do have a market-ready product that is ready for production and distribution, however, we currently do not have any customers. As such, we have generated no revenues and there can be no assurances that we will generate any revenues in the future.

There is no minimum capitalization required in this offering.

We cannot assure that all or a significant number of shares of common stock will be sold in this offering. Investors' subscription funds will be used by us as soon as they are received, and no refunds will be given if an inadequate amount of money is raised from this offering to enable us to conduct our business. Management has no obligation to purchase shares of common stock. If we raise less than the entire amount that we are seeking in the offering, then we may not have sufficient capital to meet our operating requirements. We cannot assure that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us. Under such circumstances, investors in our common stock could lose their investment in us. Furthermore, investors who subscribe for shares in the earlier stages of the offering will assume a greater risk than investors who subscribe for shares later in the offering as subscriptions approach the maximum amount.

If we issue additional shares of our stock, shareholders may experience dilution in their ownership of us.

We are authorized to issue up to 8,000,000 shares of common stock, par value $0.0001 per share, and 2,000,000 shares of preferred stock, par value $0.0001 per share. We have the right to raise additional capital or incur borrowings from third parties to finance our business. Our board of directors has the authority, without the consent of any of our stockholders, to cause us to issue more shares of our common stock and preferred stock. Consequently, shareholders may experience more dilution in their ownership of us in the future. Our board of directors and majority shareholders have the power to amend our certificate of incorporation in order to effect forward and reverse stock splits, recapitalizations, and similar transactions without the consent of our other shareholders. We may also issue net profits interests in Baqua. The issuance of additional shares of capital stock or net profits interests by us would dilute shareholders' ownership in us.

Our principal shareholders own voting control of Baqua.

Our current officers, directors, founders and principal shareholder currently own a total of 1,890,500 shares of our common stock or approximately 86.33% of the total issued and outstanding capital stock of the Company. Our principal shareholder will own approximately 84.40% of the outstanding votes assuming that 50,000 shares of common stock are issued pursuant to this offering. These shareholders are able to exercise significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of all of our shareholders.

Our founders, directors and executive officers are among the Company's largest stockholders, they can exert significant control over the Company's business and affairs and have actual or potential interests that may depart from those of subscribers in the offering.

The Company's founders, directors and executive officers own or control a significant percentage of the Company. Additionally, the holdings of the Company's directors and executive officers may increase in the future upon vesting or other maturation of exercise rights under any of the options or warrants they may hold or in the future be granted or if they otherwise acquire additional interest in the Company. The interests of such persons may differ from the interests of the Company's other stockholders, including purchasers of securities in the offering. As a result, in addition to their board seats and offices, such persons will have significant influence over and control all corporate actions requiring stockholder approval, irrespective of how the Company's other stockholders, including purchasers in the offering, may vote, including the following actions:

- to elect or defeat the election of the Company's directors;
- to amend or prevent amendment of the Company's Certificate of Incorporation or By-laws;
- to effect or prevent a merger, sale of assets or other corporate transaction; and
- to control the outcome of any other matter submitted to the Company's stockholders for vote.

Such persons' ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could reduce the Company's stock price or prevent the Company's stockholders from realizing a premium over the Company's stock price.

There is no marketability or liquidity of our Shares.

The nature of early stage investing dictates a long period between the initial investment and realization of gains, if any. Such investments, if successful, typically take a number of years from the date of investment to reach a state of maturity where distributions or liquidation are possible. Moreover, an investment in us will be subject to restrictions on transfer because these are unregistered securities. There is no established public market for the offered Shares or any of our securities, nor is any such market likely to develop in the foreseeable future. None of our securities have been registered under the Securities Act of 1933, nor qualified under applicable state or other security laws, and we have no present plans to register any of our securities for public sale. None of our securities, including the offered Shares, may be resold or otherwise transferred unless they have been registered under the Securities Act of 1933 and qualified under applicable state or other security law, or unless they are exempt from such registration. This is a long-term investment. Therefore, the securities will bear restrictive legends. Therefore, the securities will not be readily liquidated in the event of an emergency. Purchasers must be prepared to hold the securities for an indefinite period of time. The Company will have no obligation to redeem Shares under any circumstances.

The Shares will bear the following legend: "THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 NOR REGISTERED NOR QUALIFIED UNDER ANY STATE SECURITIES LAWS. THIS SECURITY MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE BORROWER, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED."

The Securities will not be registered, and no one has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of the offering.

No governmental agency has reviewed the offerings posted on this Site and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of any offering. The exemptions relied upon for such offerings are significantly dependent upon the accuracy of the representations of the Investors to be made to the Company in connection with the offering. In the event that any such representations prove to be untrue, the registration exemptions relied upon by the Company in selling the securities might not be available and substantial liability to the Company would result under applicable securities laws for rescission and/or damages.

The securities will have restrictions on transferability; there is no public trading market for the Securities and one may never develop or, if it does, it may not be maintained of available to you.

Transfer of the Securities is subject to restrictions on transfer. There is currently no public trading market for the Securities and it is not anticipated that any such public market will develop in the foreseeable future. In particular, none of our Securities will be registered under any federal or state securities law, and the Securities are being offered and sold in this Offering in reliance upon exemptions from the registration requirements of those laws. Those exemptions require that the Securities be purchased for investment purposes only, and not with a current view toward their distribution or resale. Unless the Securities are subsequently registered with the Securities and Exchange Commission and any required state securities authorities, or appropriate exemptions from registration are available, you may be unable to liquidate your investment in the Company – even if your financial condition makes such liquidation necessary. In addition, none of our Securities will likely be readily acceptable as collateral for loans. Accordingly, prospective investors who require liquidity in their investments should not invest in the Securities. An investment in the Securities should only be made by those who can afford the loss of their entire investment.

Even if Baqua becomes a publicly-listed and reporting company, of which no assurances can be given, we cannot predict whether an active market for our Securities will ever develop in the future. In the absence of an active trading market:

- Investors may have difficulty buying and selling or obtaining market quotations;
- Market visibility for shares of our Securities may be limited; and
- A lack of visibility for shares of Securities may have a depressive effect on the market price for shares of our Securities.

The terms of this Offering have been arbitrarily determined.

If you purchase the Securities in this Offering you acknowledge and agree that you are paying a price that was not established in a competitive market, nor by professional valuation consultants. Rather, you are paying a price that was arbitrarily determined by the Company and its advisers. The Offering price for the Securities may bear no relationship to our assets, book value, contracts, intellectual property, customer lists, third-party relationships, historical results of operations or any other established criterion of value, and may not be indicative of the fair value of the securities. The trading price, if any, of the Securities that may prevail in any market that may develop in the future, for which there can be no assurance, may be higher or lower than the price you pay.

Our management has broad discretion in using the net proceeds from this Offering.

We will have broad discretion in the timing of the expenditures and application of proceeds received in this Offering. If we fail to apply the proceeds effectively, we may not be successful in carry out our proposed business plan to market. You will not have the opportunity to evaluate all of the economic, financial or other information upon which we may base our decisions to use the net proceeds from this Offering.

Upon dissolution of the Company, you may not recoup all or any portion of your investment.

In the event of a liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the proceeds and/or assets of the Company remaining after giving effect to such transaction, and the payment of all of our debts and liabilities will be distributed to our members on a pro rata basis. There can be no assurance that we will have available assets to pay to our members, or any amounts, upon such a liquidation, dissolution or winding-up of our Company. In this event, you could lose some or all of your investment.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company does not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held company, Baqua is currently not subject to the Sarbanes Oxley Act of 2002, and its financial controls reflect its status as a small, non-public company. The Company does not have the internal infrastructure necessary to complete an attestation about its financial controls that may be required under Section 404 of the Sarbanes Oxley Act of 2002. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial controls. If it were necessary to implement such financial controls, the cost to the Company of such compliance could be substantial and would have a material adverse effect on the Company's results of operations.

Future issuances of securities could adversely affect the position of current holders of our securities.

Baqua's charter authorizes the issuance of debt securities (including but not limited to convertible instruments), stock options, warrants, and preferred stock with various and different designations, rights, and preferences than other securities issued by the Company, as determined from time to time in the sole and absolute discretion of our board of Directors. Accordingly, our board of Directors is empowered, without stockholder approval, to issue different classes and types of securities and in amounts and with dividends, liquidation, conversion, voting, and other rights that could adversely affect the ownership percentages, securities values, voting power or other rights of other holders of our securities.

In the event of issuance, such securities could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company or, alternatively, granting the holders of those securities rights that would entrench management and/or Directors. If the holders of our securities desired to remove current management or Directors it is possible that our board of Directors could issue securities which grant the holders thereof such rights and preferences so as to discourage or frustrate attempts by other securities holders to remove current management or Directors. In doing so, management would be able to severely limit the rights of certain classes of stockholders to elect or modify the board of Directors.

The Company does not have audited financial statements nor is it required to provide investors with any annual audited financial statements or quarterly unaudited financial statements.

The Company does not have audited financial statements or audited balance sheets reviewed by outside auditors. In addition, the Company is not required to provide investors in the offering with financial information concerning the Company to which the investors may use in analyzing an investment in the Company. Therefore, your decision to make an investment in the Company must be based upon the information provided to the investors in its private placement documents without audited or CPA reviewed financial statement information and therefore, the limited information provided herewith with which investors will make an investment decision may not completely or accurately represent the financial condition of the Company. Furthermore, as a non-reporting SEC company, the Company is not required to provide you with annual audited financial statements or quarterly unaudited financial statements.

The availability of shares for sale in the future could reduce the market price of our securities.

In the future, we may issue securities to raise cash for operations and acquisitions of trademarks and/or competing companies. We have and in the future may issue securities convertible into some type of equity in the Company. Any of these events may dilute stockholders' ownership interests in our company and have an adverse impact on the price of our securities. In addition, sales of a substantial amount of our securities in the public market, or the perception that these sales may occur, could reduce the market price of our securities. This could also impair our ability to raise additional capital through the sale of our securities. Any actual or anticipated sales of shares by our stockholders may cause the trading price of our securities to decline.

We do not anticipate declaring any cash dividends on our equity securities, which may adversely impact the value of our stock.

We have never declared or paid cash dividends on our equity securities and do not plan to pay any cash dividends in the near future. Our current policy is to retain all funds and any earnings for use in the operation and expansion of our business. If we do not pay dividends, the securities you purchased in the Company may be less valuable to you because a return on your investment will only occur if the value of the securities you own appreciates.

The securities issued in by the Company in private placements may dilute your percentage ownership interest and adversely change the value of the Securities.

In connection with our current, ongoing and prior private placement offerings, we have outstanding warrants that are exercisable for an aggregate of up to 74,855 shares of our common stock, at $3.00 per share. Because the market for our securities is thinly traded, the sales and/or the perception that those sales may occur, could adversely affect the market price of our securities. Furthermore, the mere existence of a significant number of shares of securities issuable upon the exercise of warrants may be perceived by the market as having a potential dilutive effect, which could lead to a decrease in the price of our securities.

Risk Factors relating to the Company's Intended Regulation A offering

There can be no assurance of a successful Regulation A offering qualification or any other liquidity event.

Although the Company intends to file a Regulation A offering circular on Form 1-A under the Securities Act of 1933, as amended, with the SEC to qualify for sale common stock of the Company by certain stockholders as soon as reasonably possible following the completion of this Regulation Crowdfunding offering, no assurance can be given that any resale qualification or other liquidity event will be consummated or that, if consummated, it would result in increased value of the Securities.

Investors in this Offering will not have any type of registration or qualification rights in regards to the Securities.

All beneficial owners of the Company's common stock will not be entitled to qualify their shares in the Company's intended Regulation A offering or any other liquidity event, the occurrence of which there can be no assurance. Participants in this Offering who wish to be selling shareholders in the Regulation A offering will be added on a pro-rata basis, subject to eligibility and based on their timely submission of their Selling Shareholder Notice and Questionnaires. In the event that the Company should not be successful in filing or qualifying an offering document, you will have to hold the securities for an indefinite period of time.

Regulation A ongoing reports do not satisfy the current information requirements of Rule 144 and Rule 144A.

The SEC has determined that the required ongoing reporting requirements of Regulation A's Tier 2 do not constitute "adequate public information" or "reasonably current information" on a year-round basis. On the contrary, the SEC has determined that quarterly reporting is an integral part of the resale safe harbors provided for in Rule 144 and Rule 144A that contemplate the provision of ongoing and continuous information. The semiannual reporting required under the final rules for Tier 2 offerings will result in issuers only having "reasonably current information" and "adequate current public information" for the portions of the year during which the financial statements of such issuers continue to satisfy the respective rules, and issuers must also voluntarily submit on Form 1-U quarterly financial statements or other information necessary to satisfy the respective rule requirements in order to provide reasonably current and adequate current public information on a year-round basis. In such instances, and provided that the financial statements otherwise meet the financial statement requirements of Form 1-SA, such voluntarily provided quarterly information could satisfy the "reasonably current information" and "adequate current public information" requirements of Rule 144 and Rule 144A. An issuer that is therefore current in its required semiannual reporting and voluntarily provides quarterly financial statements on Form 1-U will have provided reasonably current and adequate current public information for the entirety of such year under Rule 144 and Rule 144A. Most importantly, if the Company does not voluntarily provide quarterly financial statements on Form 1-U in addition to satisfying the required ongoing reporting requirements of Regulation A, stockholders will not be able to rely on Rule 144 and 144A in regards to the resale of their shares.

Secondary sales may reduce issuer proceeds in an offering.

Secondary sales are aggregated with issuer sales for purposes of compliance with the maximum offering amount permissible under the respective tiers of a Regulation A offering, which, although partly mitigated by the 30% limit on secondary sales imposed during the initial 12-month period, may reduce the maximum amount of issuer sales in a Regulation A offering. The Company intends to allow up to 10% of the aggregate Regulation A offering price to be secondary sales of Company common stock by selling shareholders who are participants in this Offering.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Baqua, Inc. was formed on March 14, 2014 as a Kentucky limited liability company under the name of Belgrio, LLC, and incorporated in Delaware as Baqua, Inc. by conversion on March 28, 2016. We are engaged in the business of developing, marketing and distributing our specialty line of healthy and nutritional sports drinks for the naturally functional beverage market. We are a development stage company and have not earned any revenues to the date of this private placement memorandum. Our website address is www.baqua.com.

At inception in March 2014, Baqua's founders began the process of creating, testing and refining flavor profiles for Baqua beverage products, using the experience they had acquired since 2012 in experimenting with different grain recipes and fruit flavorings. Since inception, we have created and produced five different and unique flavors of Baqua beverages, have performed two production runs in which we bottled three of the flavors, and we have defined the visual identity of Baqua products that embody and reflect its personality features: the fruits that define flavor profiles, the nutrient content, and the target market for our brand line.

We call our product an "Ancient Grain Tisane" and we create it with grains historically praised for their nutritional value: barley, amaranth, and quinoa. Our corporate name, Baqua, is an acronym of barley, amaranth, quinoa and water (aqua). Baqua currently has 5 market-ready products in our functional beverage line, which consists of Baqua Ancient Grain Tisane in the following fruit flavors: Apple Ginger, Lemon Mint, Blueberry Pineapple, Cherry Lime and Red Currant. To date, we have produced three of our flavors in two production runs dated December 2014 and December 2015, in which we produced 1,500 units and 6,000 units respectively.

Our management's experience in developing and marketing beverages began in 2012, when our founder, Sandra W. Marlowe, began creating, testing and refining flavor profiles for Baqua beverage products by experimenting with different grain recipes. From October 2010 to December 2012, our founder was in the business of manufacturing and selling grain-based natural food products such as granola. As we began developing Baqua's fruit-flavored and grain-based beverage products, our management received guidance from University of Kentucky's Foods Systems Innovation Center (FSIC). We consulted with FSIC on acidification, pasteurization, and bottling options. FSIC also conducted a sensory study and focus group on one of our product line extensions. We contracted with beverage consultant Dr. Steven W. Pharr to run an early market assessment profile (EMAP) analysis for the Baqua project. Baqua's management team studied food and beverage production by attending classes offered for food and beverage professionals by the flavor and ingredient house FONA International's Flavor University.

Baqua is a development stage company with no revenue generation up to the date of this private placement memorandum. We have not made any sales and do not have an existing customer base. As of March 16, 2016, our current inventory consists of 3,050 units of product from our December 2015 production run of 6,000 units. We use our inventory on hand to promote our brand name and image and seed the market by introducing our target consumers to Baqua's taste at athletic club events through our agreement with Performance Foods Centers.

Our plan to generate revenues during fiscal year 2016 involves inventory acquisition and sales and marketing plan implementation. We believe that we must raise sufficient capital from new investors to produce the product we need to launch our sales and marketing plan. Once we have sufficient product to enter the market, we intend to launch larger marketing and distribution efforts in Kentucky with two additional targeted launch markets, of California and New York.

Since inception to the date of this prospectus, Baqua has completed the following steps in business strategy:

- Developed our own proprietary beverage formulations, flavor and nutrient profiles and ingredient compositions.

- Engaged a beverage producer and packager to manufacture and bottle our product.

- Performed two production runs at 1,500 and 6,000 units and used product to perform research and promotional activities.

- Distributed product samples for testing and feedback through athletes, coaches, friends, family and the public.

- Developed and begun to implement a marketing plan.

- Secured trademarks and domain names to protect our brand's name, product, and image.

- Launched the Baqua website at www.baqua.com.

Product Overview

Baqua's products are a specialty line of healthy and nutritional sports drinks in the naturally functional beverage category. Our drinks are based on natural recipes and designed to compete in the new and fast-growing functional beverage category of the non-alcoholic drink market. The focus of our business model is to place nutritious and functional beverages made from high-quality ingredients and pure water, using sustainable and earth-friendly processing, packaging and distribution methods into the hands of the functional beverage consumer. Baqua's product design strategy leverages the key category drivers of the natural, healthful section of the functional beverage market. Our mission is to offer innovative products that stand out in the emerging market space we see opened by the consistent growth of the new functional beverages category.

Baqua beverages are characterized by the benefits of digestive wellness, cellular hydration, electrolyte replacement, general rejuvenation, health support and wellness. We do not make any medical claims or use ingredients that would cause the FDA to regulate our products as a drug, nor do we make any specific claims regarding the health effects of our beverages.

Our products are "whole food nutrition beverages," meaning that they appeal to consumers looking for natural refreshment with great taste and no preservatives or added sugar, that feature a balanced formula containing healthy ingredients, blended in unique compositions intended to refresh and energize the mind and body. Baqua products feature fresh and aromatic flavors of mixed fruits, are crafted with the three ancient super-grains barley, amaranth and quinoa, are enhanced with functional protein, electrolytes and nutrients, and contain no artificial coloring, sweeteners or additives. We also offer a gluten-free product line.

Brand Identity as a Functional Beverage

Functional beverages are the fastest growing category of the non-alcoholic drink market in the U.S. marketplace, an enduring trend the represents consumer demand for healthy and functional beverages that match modern lifestyles. The Baqua beverage brand has a special background story that gives our product line a unique place in the category, which we believe is a key part of our marketing image.

Baqua produces natural artisan grain drinks, which we call our "Ancient Grain Tisane", made with barley, amaranth, and quinoa. For thousands of years, cultures around the world have revered barley and barley waters for their strength-giving qualities. From Ancient Greece through today, barley waters have been used to aid digestion, increase performance and instill renewed physical vigor. Amaranth was an ancient staple of the Mayan culture of Central America and is rich in lysine, being the only grain known to contain Vitamin C. Quinoa, which sustained the Incan culture of South America, is regarded to be an excellent source of antioxidant and anti-inflammatory phytonutrients. Amaranth and quinoa are the only two grains that are complete proteins, containing all 16 amino acids.

Baqua beverages are produced by a simple process producing a nutrient-rich grain tea that is blended with natural fruit juices for flavoring and served chilled. Baqua's beverages are rich in the antioxidants that are associated with reduced levels of LDL ("bad") cholesterol and increased heart health. Baqua products contain prebiotics that are associated with a healthy digestive system. Research has indicated that consuming barley water may help protect healthy cells from harm when receiving radiation and chemotherapy. Our products are manufactured with the highest quality nutritional ingredients available. We do not make any medical claims or use ingredients that would cause the FDA to regulate our products as a drug, nor do we make any specific claims regarding the health effects of our beverages to avoid liability issues.

Baqua beverages contain 100% of the daily recommended amount of Vitamin C for adults, contain no added sugars or preservatives, and have no artificial colors or sweeteners. Baqua products are sold in twelve-ounce PET bottles for convenience and portability, as they are intended for consumption before, during and after athletic activities.

Baqua's Nutritional Attributes:

- Rich in antioxidants
- Contains beta-glucans, which are associated with blood sugar stabilization
- Contains dietary fiber and pre-biotics, which are believed to promote digestive health
- Contains potassium which research has associated with a reduction in blood pressure
- Contains electrolytes to aid recovery after exercise

Manufacture and Distribution

Beverage Production

Through the years of experimentation and research that we have performed since 2012, Baqua's management has developed its own proprietary beverage formulations, flavor and nutrient profiles and ingredient compositions. We have engaged Flavorcraft LLC ("Flavorcraft"), a national full-service contract and private label packer serving a wide range of client-partners in the food industry to produce and package Baqua's beverages. We chose Flavorcraft because the company has a modern 25,000 square foot facility with production equipment, warehousing areas and a test kitchen that is certified by the Food and Drug Administration, inspected by AIB International, and features eight loading docks for receiving raw materials and shipping finished goods. We believe that these capacities will allow us to reach our initial production, sales and distribution goals for the functional beverage market.

In December, 2014, with our bottler Flavorcraft, we did an initial test production run of one Baqua beverage flavor, in which we produced 1,500 bottles of our Apple Ginger flavor Baqua Ancient Grain Tisane, made with barley, amaranth, quinoa and water. We used the product produced in this test run for product research and brand promotion. For research, we conducted an active shelf life study, with the results concluding that our Baqua ancient grain beverages, when bottled, have shelf life of at least 18 months. For promotion and research, we circulated product among the athletic community at sports events, targeting athletes and coaches for feedback on the taste and image of the product. Feedback that we received was used to nurture further development of our beverage formulas during the following year of 2015.

On December 14, 2015, again with Flavorcraft, we bottled a larger second production run of 6,000 units of three flavors, Apple Ginger, Lemon Mint, and Blueberry Pineapple. Our current inventory of Ancient Grain Tisane is warehoused at Flavorcraft's facilities in Louisville, Kentucky.

Our products are manufactured with the highest quality nutritional ingredients available. We utilize a streamlined manufacturing process with highly transportable non-perishable ingredients, allowing us to scale product production quickly using regional manufacturing strategies. We have planned our manufacturing and distribution organization to produce large quantities on short notice and maintain low shipping and warehousing costs. As a result, we believe that we will be able to quickly ramp up production and delivery of product for promising markets in response to developing consumption and demand, in a flexible and efficient manner.

In addition to our existing relationship with Flavorcraft, we intend to contract with bottlers and packagers with facilities located within our target markets in order to produce locally to our sales and distribution. We believe that local production will help control costs and improve the redundancy of our manufacturing and distribution organization.

Beverage Marketing and Sales

As of the date of this private placement memorandum, we have performed two production runs for testing and marketing purposes, and have not sold any product and do not have an existing customer base. We hope to eventually reach annual case sales in excess of one million in order to attract the attention of major beverage corporations who may acquire us. We believe that there is a trend in the beverage industry towards niche products such as ours. Baqua's management team believes the key to realizing profitable sales volumes is to develop a diverse distribution system. Our goal is to develop a distribution network of Class A distributors, and we intend to target premium retailers, regional and national grocery and convenience store chains. Initially, we intend to distribute our product to premium grocery stores such as Whole Foods. We also intend to market our products for sale on our website, through social media, and by means of other online sales outlets.

Target and Test Markets

Our distribution and sales plan focuses on the development of networks in certain urban centers in the State of Kentucky and other target markets chosen by us for their positive economic dynamics and their proximity to our operations. Our market research indicates to us that these economic centers have what we believe to be ideal economic and demographic conditions for sales of Baqua beverage products and we therefore consider them to be the best available test markets for our products.

In Kentucky, we plan to launch Baqua in the major population hub of Central Kentucky and Southern Ohio: the tri-city region of Lexington, Louisville and Cincinnati. These economic areas have upper-middle income market economies and good educational rankings. We believe that as target markets, these consumer centers have demographic and economic conditions that make them optimal locations for the insertion of Baqua's beverages into the marketplace: fast-growing economies, positive ratings for ease of doing business, and top-rated places to live and develop careers.

Our operational plan to generate revenues during fiscal year 2016 involves inventory acquisition and sales and marketing plan implementation. We believe that we must raise sufficient capital from new investors to produce the product we need to launch our sales and marketing plan, through which we intend to produce our next production run with Flavorcraft. Flavorcraft's quote for the expense of this planned production run is approximately $35,000. Once we have sufficient product to enter the market, we intend to launch larger marketing and distribution efforts in Kentucky with two additional targeted launch markets, of California and New York

Baqua's operational plan for the marketing of our consumer products begins with steps to test Baqua's beverages in our two test market areas that will serve as a microcosm of the type of audience we intend to target when we scale the product nationally. We believe that our marketing theory will enable Baqua to see if our beverages and approach to marketing them work, and allow us to optimize our marketing effectiveness, without going to the expense of introducing the products nationally.

In trying to determine which of the largest 366 U.S. metropolitan areas serve as the best (or worst) microcosms in the U.S. for Baqua's functional beverage products, we consulted research that ranks urban areas according to dozens of key metrics, including factors such as age, gender and income, as well as household makeup and housing tenure. According to this research, Kentucky and New York have prime urban areas that are very highly ranked with local populations that reflect the characteristics of the nation as a whole, making them ideal test markets.

Marketing and Promotion

Our marketing strategy is based on leveraging a strong digital presence to create awareness within our focused consumer group, the healthy active lifestyle buyer. We have developed the Baqua website, which is complete and operational and provides detailed descriptions of Baqua's products and information on how to order Baqua's products. Baqua's social media footprint consists of our active presence on Facebook, Twitter, Instagram and LinkedIn.

Baqua's management team believes the key to a successful marketing campaign is to target premium retailers, regional and national grocery and convenience store chains. Initially, we intend to market our product to premium grocery stores such as Whole Foods. We also intend to market our products for sale on our website, through social media, and by means of other online sales outlets.

Intellectual Property

Baqua currently holds three trademark registrations with the United States Patent and Trademark office, which register the Baqua brand name and logo for nonalcoholic beverages in the fruit and grain -based beverage categories. All three trademarks have been approved, are live, and are currently waiting for confirmation of use in commerce in order to be final. The trademark registration protecting the Baqua logo, with serial number 86689915, was filed on July 10, 2015, and the trademark registrations with serial number 86257406, filed April 21, 2014, and serial number 86689913, filed July 10, 2015, protect the Baqua brand name with respect to nonalcoholic grain based beverages and nonalcoholic fruit drinks, respectively. We hold no patents.

We own a portfolio of more than 40 domain names that are related or similar to our product categories, such as "baqua.com", "baquabrands.com", "ancientgraintisane.com", "ancientgraindrinks.com" and "ancientgrainbeverages.com", to name a few. We bought these domains for the purpose of effective internet marketing of our products as well as for the protection of our trademarks and our market stance from future potential competitors.

We believe that our intellectual property, including trademarks, service marks, website domain names and other proprietary rights, to be assets that potentially may grow in value if Baqua's business is successful. Our business strategy prioritizes the establishment and protection of our intellectual property. We intend to pursue registrations of the registrable trademarks, service marks and patents that Baqua develops in the future wherever we sell our products.

We develop our beverage products with our own proprietary ingredient formulations, flavor profiles and nutrient compositions. We protect our product formulas and recipes through our agreements with our manufacturer. Our manufacturing agreement with Flavorcraft LLC, the ingredient house that produced our initial test run in December 2014 and our production run in December 2015, stipulates that Baqua retains the rights over all of our recipes, ingredients and flavors. Wherever appropriate and as applicable, we intend to protect our research and development investments by filing patent applications for proprietary product technologies or ingredient combinations, or by protecting that proprietary information as trade secrets to the maximum extent permitted by law.

Competition

The sale of alternative sports drink formulations to the beverage industry is intensely competitive. We expect competition to intensify further in the future. Barriers to entry are relatively low. Current and new competitors can launch new products and can compete in the market place. We currently compete or potentially will compete with a number of other companies whose numbers will increase in the future, many of which are larger and possess greater human and capital resources than us. We face competition from larger well-established natural beverage producers and other industry participants that have greater financial and managerial resources, more experience in developing drink recipes and brands, and have greater name recognition than Baqua. Management believes we can compete effectively but we cannot assure that competition will not impair the maintenance and growth of our planned businesses.

A number of companies who market and distribute functional beverages include multiple marketers of coconut water, the Vitamin Water brand, owned by Coca-Cola, and Gatorade, which is owned by PepsiCo. To our knowledge, there exists no other ready-to-drink barley water product on the market in our functional beverage category. Additionally, coconut water does not have our sodium profile for sports nutrition. For these reasons, we believe that our products will be highly competitive in the functional beverage market.

A British company, Robinsons, sells Robinsons Barley Water in the U.S., however, the product contains sugar, saccharin, and chemical preservatives, and is sold in 28.7 fluid ounce bottles primarily at discount retailers. Robinsons is not marketed as a functional beverage, but as a low-calorie alternative to sugary soft drinks. For these reasons, we do not believe that Robinsons barley water beverages are directly competitive to Baqua products.

The principal areas of competition are pricing, packaging, development of new products and flavors as well as promotional and marketing strategies. Baqua will compete with other sports nutrition drinks in the functional beverages category that are produced by a number of companies, many of which have substantially greater financial, marketing and distribution resources than does Baqua.

Important factors affecting our ability to compete successfully include taste and flavor of products, trade and consumer promotions, rapid and effective development and marketing of new, unique cutting edge products, attractive and different packaging, branded product advertising, and pricing. We will also compete for distributors who will give our products more focus than those of our competitors, provide stable and reliable distribution and secure adequate shelf space in retail outlets. Competitive pressures in the "lifestyle," "alternative" and "functional" beverage categories could cause our products to be unable to gain or to lose market share or we could experience price erosion, which could have a material adverse effect on our business and results of operations.

Government Regulation

Many aspects of our anticipated business activities are subject to extensive regulation in the U.S. The research, development, manufacture, processing, packaging, labeling, distribution, sale, advertising, and promotion of the Company's products, and disposal of waste products arising from these activities, are subject to regulation by one or more federal agencies and their state equivalents, including the Food and Drug Administration ("FDA"), the Federal Trade Commission ("FTC"), the Environmental Protection Agency ("EPA"), the U.S. Department of Agriculture ("USDA"), and the Consumer Product Safety Commission ("CPSC").

The FDA regulates almost all aspects of the manufacturing, packaging, labeling, holding, sale, and distribution of food and nutritional supplement products. The agency has broad regulatory authority in this domain, as well as a host of enforcement tools to ensure regulatory compliance. The FDA has the authority to conduct facility inspections, issue inspectional observations, and issue enforcement letters regarding non-compliance (called "untitled letters" and "warning letters"). The agency also has the power to publicize regulatory violations, to recall products that pose serious health hazards, and to pursue enforcement actions in federal courts, including product seizures, injunctions, or criminal prosecutions. The recently enacted FDA Food Safety Modernization Act ("FSMA") has increased FDA's authority with respect to food safety. As the agency begins to implement this law, there will likely be increased regulation and increased regulatory scrutiny with respect to food and nutritional supplements.

The FDA regulates food under the Federal Food, Drug, and Cosmetic Act ("FDCA") and its implementing regulations. Food must be manufactured in accordance with current Good Manufacturing Practices ("CGMP"), a stringent set of regulations that prescribe extensive process controls on the manufacture, holding, labeling, packaging, and distribution of dietary supplements. FDA imposes specific requirements for the labels and labeling of food and nutritional supplements, including the requirements of the Food Allergen Labeling and Consumer Protection Act of 2004 ("FALCPA"), which mandates declaration of the presence of major food allergens.

DSHEA permits statements of nutritional support to be included in labeling for dietary supplements without FDA pre-approval. Such statements may describe how a particular dietary ingredient affects the structure or function of the body or general well-being, but may not state that a dietary supplement will diagnose, cure, mitigate, treat, or prevent a disease unless such claim has been reviewed and approved by FDA. A company that uses a statement of nutritional support in labeling must possess evidence substantiating that the statement is truthful and not misleading. In some circumstances it is necessary to disclose on the label that FDA has not evaluated the statement, to disclose the product is not intended to diagnose, treat, cure or prevent a disease, and to notify FDA about the use of the statement within 30 days of marketing the product.

The FTC exercises jurisdiction over the advertising of various products, including food and dietary supplements. In recent years, the FTC has instituted numerous enforcement actions against dietary supplement companies for making false or misleading advertising claims and for failing to adequately substantiate claims made in advertising. These enforcement actions have often resulted in consent decrees and the payment of civil penalties and/or restitution by the companies involved.

The Company is also subject to regulation under various state and local laws that include provisions governing, among other things, the formulation, manufacturing, packaging, labeling, advertising and distribution of dietary supplements and over-the-counter drugs. For example, Proposition 65 in the State of California sets forth a list of substances that are deemed ones that pose a risk of carcinogenicity or birth defects. If any such ingredient is contained in a nutritional supplement, the product may be lawfully sold in California only if accompanied by a prominent warning label alerting consumers that the product contains an ingredient linked to cancer or birth defect risk. Private actions as well as California attorney general actions may be brought against non-compliant parties and can result in substantial costs and fines.

In addition, from time to time in the future, the Company may become subject to additional laws or regulations administered by the FDA, the FTC, or by other federal, state or local regulatory authorities, to the repeal of laws or regulations that the Company generally considers favorable, such as DSHEA, or to more stringent interpretations of current laws or regulations. The Company is neither able to predict the nature of such future laws, regulations, repeals or interpretations, nor what effect additional governmental regulation, if and when it occurs, would have on its business in the future. Such developments could, however, require reformulation of certain products to meet new standards, recalls or discontinuance of certain products not able to be reformulated, additional record-keeping requirements, increased documentation of the properties of certain products, additional or different labeling, additional scientific substantiation, additional personnel or other new requirements. Any such developments could have a material adverse effect on the Company's business.

Legal Proceedings

As of the date of this Form C, the Company is not a party to any litigation or administrative action that, to the knowledge of the Company, could materially affect its respective operations. Further, the Company is not aware of any threatened (whether in writing or otherwise) litigation or administrative action that may have a material effect upon the Company's business, financial condition, and/or operations.

No petition for bankruptcy, receivership, or similar proceedings has been filed by or against the Company.

Eligibility

No director or officer of the Company (i) has been the subject of a petition for bankruptcy, receivership, or similar proceedings at any time in the past; (ii) has been an officer, director, or in a similar management position of any business entity that was the subject of a petition for bankruptcy, receivership, or similar proceedings at any time in the past; (iii) has been convicted in a criminal proceeding, excluding traffic violations or other minor offenses; (iv) is named as the subject of a pending criminal proceeding, excluding traffic violations or other minor offenses; (v) has been the subject of a court order, judgment or decree in the last five years related to his or her involvement in any type of business, securities, or banking activity; (vi) has been the subject of a court order, judgment or decree in the last five years related to his or her involvement in any type of business, securities, or banking activity; (vii) has had any civil action threatened against him or her related to his or her involvement in any type of business, securities, or banking activity; (viii) has had any government agency, administrative agency, or administrative court impose an administrative finding, order, decree, or sanction against him or her in the last five years as a result of his or her involvement in any type of business, securities, or banking activity; (ix) is the subject of a pending administrative proceeding related to his or her involvement in any type of business, securities, or banking activity; (x) has had any administrative proceeding threatened against him or her related to his or her involvement in any type of business, securities, or banking activity; (xi) has had a self- regulatory agency impose a sanction against him or her in the last five years as a result of his or her involvement in any type of business, securities, or banking activity; (xii) is the subject of a pending self-regulatory organization proceeding related to his or her involvement in any type of business, securities, or banking activity; or (xiii) has had any self-regulatory organization proceeding been threatened against him or her related to his or her involvement in any type of business, securities, or banking activity.

USE OF PROCEEDS

The gross proceeds of the Offering to the Company will be ten thousand dollars ($10,000) if the target offering amount is reached, and one hundred thousand dollars ($100,000) if the maximum offering amount is raised. The net proceeds of the Offering, after deduction of expenses of the Offering, including but not limited to the intermediary's fees, escrow fees, legal fees, and accounting fees, will be used by the Company primarily for marketing expenses and for working capital for the business operations of the Company until such time as the Company realizes net earnings from its operations. The following table lists the estimated use of proceeds of the Offering if the Minimum Offering Amount and the Maximum Offering Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.0%	$500	5.0%	$5,000
Escrow Fees & Other Expenses of Offering	3.3%	$330	3.3%	$3,300
Estimated Attorney Fees	50%	$5,000	5%	$5,000
Estimated Accountant/ Auditor Fees	20%	$2,000	2.0%	$2,000
Marketing	20%	$2,000	35%	$35,000
Salaries	00%	$0,000	15%	$15,000
General Working Capital	1.7%	$170	35%	$34,700
Total	**100%**	**$10,000**	**100%**	**$100,000**

The estimated use of proceeds set forth above illustrates the present expectations of the Company. The Company will have discretion to alter the use of proceeds as set forth above. The Company reserves the right to alter the use of proceeds at its discretion, subject to management oversight by the Company, as the Company determines how to best implement our business plan in Kentucky.

Proceeds of the Offering will be used, in part, to pay the Company's operating expenses. Among the Company's operating expenses are the compensation of management and other personnel of the Company, including compensation that may be paid the officers of the Company, all of whom currently receive no compensation.

Irregular Use of Proceeds

No intended irregular use of proceeds are reportable as none of the following examples will exceed $10,000: vendor payments and salary made to related parties, friends or relatives; any expense labeled "Administration Expenses" that is not strictly for administrative purposes; any expense labeled "Travel and Entertainment"; or any expense that is for the purposes of inter-company debt or back payments.

MANAGEMENT, OFFICERS AND DIRECTORS

The directors and officers of the Company are listed below along with all positions and offices held at the Company, their principal occupation and employment responsibilities for the past three (3) years, and their educational background and qualifications.

Executive Officers and Directors of Baqua, Inc.

The table below sets forth our managers and executive officers as of the date of this Form C Offering Document.

Name	Position		Term of Office	Approximate Hours Per Week
Sandra W. Marlowe	Director and	Chief Executive Officer	Inception to Present (1)	(2)
Byron Marlowe	Director and	Chief Operating Officer	Inception to Present (1)	(2)

| Rachael M. Bullock | Director and Corporate Secretary | Inception to Present (1) | (2) |

_____

(1)   This person serves in this position until the person resigns or is removed or replaced by a duly authorized action of the Board of Directors or the shareholders. This person has been in the indicated position with the Company since the Company's inception in March 2014, or since the date indicated, if not since inception.

(2)   This person works part-time for the Company, approximately 10 to 15 hours per week.

Sandra W. Marlowe, our Chief Executive Officer from inception to the present, is the founder of the Company and initiated the development of the Baqua brand and its products. In January 2011, Sandra was a founding partner of Royalty Ridge LLC, a healthy food and beverage company that is the controlling shareholder of Baqua, Inc. From January 2010 until December 2013, she served as Chief Executive Officer of Royalty Ridge, where she gained experience in bringing health-based food products to market, including Marlowe Granola.

Sandra is an active inventor outside of Baqua, Inc. and Royalty Ridge, LLC, and has a portfolio of products and inventions that are in various stages of development. In 2000, she filed a patent to protect a children's educational product she invented. From 2005 to the present, Sandra has been active in the Central Kentucky Inventors Club.

Sandra is a competitive swimmer in amateur competition and competes with United States Masters Swimming. She has numerous state records, has place top 10 nationally and in the top 20 at international competitions. As an athlete, Sandra is aware of the need for beverages that optimize training and performance. She attended the University of Florida in Gainesville, Florida, where she concentrated in Health Education.

Byron Marlowe, our Chief Operating Officer, is a co-founder of the Company and helped develop the Baqua brand and its products. He helped found our Company and became our COO in March 2014. In January 2011, Marlowe was a founding partner of Royalty Ridge LLC, a healthy food and beverage company that is the controlling shareholder of Baqua, Inc. From January 2010 until December 2013, he served as Chief Operating Officer of Royalty Ridge, where he gained experience in bringing multiple health-based food products to market, including Marlowe Granola.

From 2002 until 2008, Marlowe was in active service with the U.S. Army, where he served as a Team Leader. During his military service, Marlowe was selected for an elite military unit and received numerous awards for his meritorious service overseas. From 2008 until 2009, Marlowe worked as a consultant for the U.S. Department of Veterans Affairs, where he led process and efficiency improvement programs. From May 2010 until April 2016, Marlowe served as Program and Operations Director for the Life Adventure Center, where he led the exponential growth program and was as awarded Kentucky 2015 Veteran of the Year for innovative work with returning veterans.

Marlowe has been a frequent lecturer and author on organizational development, team building, and philanthropy for the University of Kentucky, the Department of Defense and other clients. He also provides leadership development trainings for executive and staff teams. Marlowe attended the University of Kentucky and was awarded a B.A. in Business Administration in 2009.

Rachael M. Bullock, our corporate Secretary, is a co-founder of the Company and helped develop the Baqua brand and its products. In January 2011, Bullock was a founding partner of Royalty Ridge LLC, a healthy food and beverage company that is the controlling shareholder of Baqua, Inc. From January 2010 until December 2013, she served in an advisory capacity to Royalty Ridge, where she gained experience in bringing multiple health-based food products to market, including Marlowe Granola.

In 1997, Rachael graduated with an associate degree in nursing from College of the Albemarle in Elizabeth City, North Carolina. While at College of the Albemarle, in 1997 she started her own business as a representative with Mary Kay Cosmetics and from her graduation from College of the Albemarle in 1997 to the present, she has been a full-time entrepreneur with Mary Kay. Currently, Rachael is an Executive Senior Sales Director with Mary Kay Cosmetics, placing in the top 1% of the company and is consistently responsible for more than $2 million in annual sales, directing a sales team that conducts business in all 50 states.

Rachael travels the country teaching female entrepreneurs on leadership and business success practices. She is passionate about empowering women to reach their dreams and goals. Drawing from her experience in sales and entrepreneurship, Rachael enjoys partnering with other small business owners and start-up companies to support their growth and development.

Significant Employees

The table below lists our other significant employees as of the date of this Form C.

Name (1)	Position	Age	Period of Employment	Approximate Hours Per Week
Caton Marlowe	Regional Sales Director/Manager		Inception to Present	15 hours/week
Jennifer Mueller	Marketing Director		June 15, 2016 to Present	40 hours/week

Executive Compensation

Since its inception in March 2014, Baqua has paid the following annualized salaries to its executive officers:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Sandra W. Marlowe	Chief Executive Officer	$ 0	$ 0	$ 0
Byron Marlowe	Chief Operating Officer	$ 0	$ 0	$ 0
Rachael M. Bullock	Corporate Secretary	$ 0	$ 0	$ 0

We may commence paying salaries and providing other employment benefits to our executive officers in the near future in amounts to be determined by our board of directors, when the Company has sufficient funds. Our directors and executive officers are also reimbursed for their business expenses. We expect to pay employee compensation in the form of salary, bonus, and benefits to other executive officers who may be hired during the fiscal year ending December 31, 2016, in amounts to be determined. The employment compensation for certain executive officers may include automobile and housing allowances.

Control/Major Decisions

The Company is controlled by our officers and directors. Our officers and directors currently hold the majority of our issued and outstanding common stock, and at the conclusion of this offering will continue to hold a majority of the company's common stock. Investors in this offering will not have the ability to control a vote by the stockholders or the board of directors and will not be able to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Indemnification

Indemnification is authorized by the Company to the appointed officers and directors for any action taken or any failure to act on behalf of the Company within the scope of the authority conferred on the officers and directors or such officers and directors by the Company's Articles of Incorporation, Bylaws or by law, except for fraud, reckless or willful misconduct, gross negligence, bad faith, knowing violation of law, or an intentional breach of fiduciary duty. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has five (5) employees.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Note Payable to a Related Party

During the three-month period ended March 31, 2016, the Company received total cash proceeds of $18,000 from Royalty Ridge, LLC, the Company's largest shareholder who has controlling ownership of the Company. The Company has recorded the $18,000 has a "note payable to a related party" on its balance sheet. This note does not have a stated term and the Company will be computing interest on the outstanding principal balance at the rate of eight (8%) percent per annum.

Royalty Ridge, LLC is owned and controlled by Sandra Marlowe, the Company's Chairman and Chief Executive Officer, and Byron Marlowe, the Company's Chief Operating Officer. As of December 31, 2015, Royalty Ridge, LLC owned 95% of the 1,990,000 shares of the Company's common stock that were issued and outstanding.

The Company intends to repay the $18,000 principal balance and any accrued and unpaid interest with funds received from future cash flows or fundraisings, and does not intend to use the proceeds of this offering for such purposes.

OWNERSHIP AND CAPITAL STRUCTURE

Capitalization

Our authorized capital stock consists of 8,000,000 shares of common stock, par value $0.0001 per share, of which 2,189,855 shares are issued and outstanding as of September 20, 2016. As of September 20, 2016, we also have issued and outstanding warrants for the purchase of 209,110 shares of common stock at an exercise price of $2.00 per share, and one note convertible to 30,000 shares of common stock at a conversion price of $1.80 per share, so that on a fully-diluted basis, the Company would have 2,428,665 shares of common stock issued and outstanding.

Our authorized capital stock also includes 2,000,000 shares of Preferred Stock, par value $0.0001, none of which are issued or outstanding. Under Delaware law and generally under state corporation laws, the holders of our common and preferred stock will have limited liability pursuant to which their liability is limited to the amount of their investment in our company.

The Company has issued the following outstanding securities:

Type of security	**Common Stock**
Amount outstanding	2,428,665 (on a fully-diluted basis)
Voting Rights	One vote per Share
Anti-Dilution Rights	None

Common Stock

Holders of common stock are entitled to one vote per share held of record on all matters submitted to a vote of stockholders. The holders of common stock do not have cumulative voting rights in the election of directors. Accordingly, the holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferential rights with respect to any series of preferred stock that may be issued, holders of the common stock are entitled to receive ratably such dividends as may be declared by the board of directors on the common stock out of funds legally available therefore and, in the event of a liquidation, dissolution or winding-up of our affairs, are entitled to share equally and ratably in all of our remaining assets and funds.

Preferred Stock

We are authorized to issue 2,000,000 shares of Preferred Stock, par value $0.0001 per share, having such rights, preferences and privileges, and issued in such series, as are determined by our Board of Directors. We currently have no shares of Preferred Stock outstanding.

Principal Security Holders

A majority percentage of the Company's equity is owned by one member, Royalty Ridge, LLC. Below, all beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Shareholder	**Percentage of Common Shares Owned Prior to Offering (1)**
Royalty Ridge LLC	77.84%

(1) Shares expressed on a fully-diluted basis. The Company, as of September 20, 2016, has issued and outstanding 2,189,555 shares of common stock, warrants for the purchase of 209,110 shares of common stock at an exercise price of $2.00 per share, and one note convertible to 30,000 shares of common stock at a conversion price of $1.80 per share. No preferred shares are issued or outstanding.

The following table sets forth information regarding beneficial ownership of our common stock as of March 31, 2016 and as adjusted to reflect the sale of shares of our common stock offered by this Private Placement Memorandum, by:

- each of our directors and the named executive officers;
- all of our directors and executive officers as a group; and
- each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock.

Beneficial ownership and percentage ownership are determined in accordance with the rules of the Securities and Exchange Commission and include voting and investment power with respect to shares of stock. This information does not necessarily indicate beneficial ownership for any other purpose.

As indicated, the stockholders named in the following table possess voting and investment power over their shares of common stock. Percentages in the table below are expressed on a fully-diluted basis. The Company, as of September 20, 2016, has issued and outstanding 2,189,555 shares of common stock, warrants for the purchase of 209,110 shares of common stock at an exercise price of $2.00 per share, and one note convertible to 30,000 shares of common stock at a conversion price of $1.80 per share, so that on a fully-diluted basis, the Company would have 2,428,665 shares of common stock issued and outstanding. Percentage of beneficial ownership after the offering its based on 2,478,665 shares of common stock outstanding on a fully-diluted basis, as if the maximum offering amount of 50,000 were sold in this offering. We have no shares of preferred stock outstanding.

Unless otherwise noted below, the address of each person listed on the table is c/o Baqua, Inc., 325 West Main Street, Third Floor, Lexington, Kentucky 40507.

Name and Position of Management	Shares Beneficially Owned Prior to Offering				Shares Beneficially Owned After Offering (1)			
	Number		Percent		Number		Percent	
Sandra W. Marlowe, Director and Officer	1,890,500	(2)	77.84	%	1,890,500	(2)	74.76	%
Byron Marlowe, Director and Officer	1,890,500	(2)	77.84	%	1,890,500	(2)	74.76	%
Rachael Bullock, Director and Officer	1,890,500	(2)	77.84	%	1,890,500	(2)	74.76	%
Officers and Directors as a Group	1,890,500		77.84	%	1,890,500		74.76	%

1. Assumes 50,000 shares of our common stock are issued pursuant to this offering.
2. All shares beneficially owned by Sandra W. Marlowe, Byron Marlowe and Rachael Bullock are owned directly by Royalty Ridge, LLC, a Kentucky limited liability company owned by Sandra W. Marlowe, Byron Marlowe, Rachael Bullock and other members of the Marlowe family. Sandra W. Marlowe possesses 51% voting and investment power over the shares of common stock owned by Royalty Ridge, LLC, Byron Marlowe owns 9.8% voting and investment power over the shares of common stock owned by Royalty Ridge, LLC, and Rachael Bullock owns 9.8% voting and investment power over the shares of common stock owned by Royalty Ridge, LLC.

Description of the Offering

The Company is attempting to raise the target amount of $10,000 in this Offering (the "Minimum Offering Amount" or the "Target Offering Amount") through the sale of 5,000 Shares of Common Stock at a price of $2.00 each. The Company must receive commitments from investors in an amount totaling the Minimum Offering Amount by December 31, 2016 (the "Offering Deadline") in order to receive any funds under this Offering. If the sum of the investment commitments does not equal or exceed the Minimum Offering Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled, and committed funds will be returned to potential investors without interest or deductions. The Company may extend the Offering Deadline, and all investors will be notified in that case.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. A third-party valuation or appraisal has not been prepared for the business. Before making an investment decision, you should carefully consider that the price for the Securities has been arbitrarily determined. You are encouraged to determine your own independent value of both the Company and the Securities prior to investing.

When you complete the investment process with the StartEngine crowdfunding portal, your funds will be held in escrow with the escrow agent in compliance with applicable securities laws until the Minimum Offering Amount of investments is reached. The escrow agent may reject or return funds if it deems, in its discretion, that such is necessary or advisable under applicable laws and industry practices. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Offering Amount has been reached. If the Company reaches the Minimum Offering Amount prior to the Offering Deadline, it may close the Offering after five (5) days from reaching the Minimum Offering Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Offering Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing. A Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable after closing.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The minimum amount that a Purchaser may invest in the Offering is $500, which is the price for two hundred fifty (250) Common Shares of the Securities.

The Offering is being made through StartEngine Capital LLC, the Intermediary. The following three fields below set forth the compensation being paid in connection with the Offering.

Commission/Fee (%): 5.0%

Commission/Fee (flat): NONE

Stock, Warrants and Other Compensation

The Company has granted 74,855 warrants, to purchase an equal number of shares, of the Company's common stock at a per share price of $3.00. The Company has not granted issued, or entered, and there is not currently in force or effect, any purchase agreement, option, or other right under which any person has rights to purchase or acquire any ownership interest in the Company.

Transfer Agent and Registrar

Fund America Stock Transfer will act as transfer agent and registrar for the Securities.

Subscription Period

The offering of shares will terminate on December 31, 2016, unless we extend the offering or terminate the offering sooner. We may terminate the offering prior to December 31, 2016 if subscriptions for the target number of shares have been received and accepted by us before such date. Subscriptions for shares must be received and accepted by us on or before such date to qualify the subscriber for participation in Baqua.

Under the Regulation CF rules that govern the crowdfunding investment process, investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials. Our intermediary, StartEngine, will notify investors when the target offering amount has been met. If we reach the target offering amount prior to the December 31, 2016 deadline, we may close the offering early if we provide notice to all investors about the new offering deadline date at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to us upon closing of the offering and the investor will receive securities in exchange for their investment.

Crowdfunding Subscription Procedures

In order to subscribe to purchase the shares, a prospective investor must complete the subscription process on our intermediary funding portal's web platform, at www.startengine.com. To make an investment in Baqua, you will need to have the following information:

1. Personal information; such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before the closing occurs. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, let StartEngine know by emailing [startengine cancellation email address]. Please include your name, our company name (Baqua, Inc.), the amount, the investment number, and the date your made your investment.

Crowdfunding Investor Limits

Under the Regulation Crowdfunding rules, a crowdfunding investor may invest up to certain maximum amounts in a Regulation Crowdfunding offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Interim Investments

Company funds not needed on an immediate basis to fund our operations may be invested in government securities, money market accounts, deposits or certificates of deposit in commercial banks or savings and loan associations, bank repurchase agreements, funds backed by government securities, short-term commercial paper, or in other similar interim investments.

Selling Security Holders and Regulation A

In order to make Regulation A securities more attractive to prospective investors, so as to encourage initial investment and increase capital formation, in the 2015 amendment to Regulation A the Securities and Exchange Commission (the "SEC") gave existing shareholders of an issuer, such as private placement investors, the option to exit their investment through a Regulation A offering. These rules were implemented by the SEC specifically to provide additional liquidity to existing non-affiliate shareholders, enabling them to access liquidity through a Regulation A offering while ensuring that secondary sales at the time of such offerings are made in conjunction with new capital raising by the issuer.

Regulation A offerings permit secondary sales by selling security holders subject to certain conditions. The amount of securities that selling shareholders can sell at the time of an issuer's initial Regulation A offering and within the following 12-month period may not exceed 30% of the aggregate offering price (offering size) of a particular offering. Following the expiration of the first 12-month period after an issuer's initial qualification of a Regulation A offering statement, the amount of securities that affiliate shareholders can sell in a Regulation A offering in any 12-month period will be limited to $6 million in Tier 1 offerings and $15 million in Tier 2 offerings. After the initial 12-month period, sales by non-affiliate shareholders made pursuant to the offering statement will not be subject to a limit on secondary sales but will be aggregated with sales by the issuer and affiliates for the purposes of compliance with the maximum offering limitation for the respective tier.

Our Intent to File a Regulation A Offering Statement

The Company intends to file a Regulation A offering circular on Form 1-A under the Securities Act of 1933, as amended, with the SEC to qualify for sale common stock of the Company by certain stockholders as soon as reasonably possible following the completion of this Regulation Crowdfunding offering. The Company expects that those stockholders who wish to register their shares in the Regulation A offering will offer shares of common stock equaling approximately 10% of the aggregate offering price, plus up to an additional 5% of the aggregate offering price for the underwriter's overallotment option. Stockholders wishing to register their shares in the Company's planned Registration A offering will be required to respond to the Company's Selling Security Holder Notice and Questionnaire, which will be issued by the Company when the offering circular filing date is set.

All beneficial owners of the Company's common stock will not be entitled to qualify their shares in the Regulation A offering. Participants in this Crowdfunding Offering who wish to be selling shareholders in the Regulation A offering will be added on a pro-rata basis, subject to eligibility to be determined based on submission of their Selling Shareholder Notice and Questionnaires, until the cap of 10% of the aggregate offering price has been reached. Stockholders will have up to 10 days or until the 10% aggregate cap is met, whichever comes first, in order to participate in the Regulation A offering as selling security holders. At the close of the Regulation A offering, 10% of the actual aggregate offering proceeds will be dedicated to the sale of shares by selling shareholders on a pro-rata basis according to the number of shares offered by such selling shareholder. Proceeds from the sale of shares sold by selling shareholders will be held in escrow with other offering proceeds and distributed at the close of the Regulation A offering.

There can be no assurance that the Company will be able to successfully perform a Regulation A offering filing, qualification or any other liquidity event. Although the Company intends to file a Regulation A offering circular on Form 1-A under the Securities Act of 1933, as amended, with the SEC to qualify for sale common stock of the Company by certain stockholders as soon as reasonably possible following the completion of this Regulation Crowdfunding offering, no assurance can be given that any resale qualification or other liquidity event will be consummated or that, if consummated, it would result in increased value of the Securities. Various risk factors apply. See "Risk Factors relating to the Company's Intended Regulation A Offering" on page 19.

Selling shareholders and Rule 144

If the Company does not qualify any offering statement registering the shares of non-affiliate shareholders who hold restricted securities purchased in reliance on Regulation Crowdfunding, those shareholders will be able to sell them freely after a one-year holding period pursuant to Rule 144.

Our Intent to Conduct a Tax-Advantaged Regulation D Offering

Concurrently with this Offering, the Company intends to conduct a tax-advantaged private placement offering under the Commonwealth of Kentucky's Angel Investment Act and pursuant to Regulation D, 506(c) of the Securities Act of 1933, as amended, where investors may receive Kentucky state tax credits equaling 40% of the value of their investment from Kentucky (the "Kentucky Angel Investment Act Offering"). In order for investors in our Kentucky Angel Investment Act Offering to receive Kentucky state tax credits, the investors and the Company will have to be qualified under Kentucky's investment incentive program. This Kentucky Angel Investment Act Offering will only be open to approved purchasers who are accredited investors as that term is defined in Rule 501 under Regulation D pursuant to the Securities Act of 1933, as amended, whose accredited status has been verified by a third party as required by Rule 506(c) under Regulation D, and who are approved by Kentucky as qualified investors.

The Kentucky Angel Investment Act program, established by Kentucky's legislature in KRS 154.20-230 through 240, is a state-administered tax incentive program administered by the Kentucky Cabinet for Economic Development under the authority of the Kentucky Economic Development Finance Authority (KEDFA). The Kentucky Angel Investment Act program was established by the state's legislature to encourage capital investment in Kentucky small businesses. Through the KEDFA, qualified investors in qualified investments are allocated forty percent (40%) to fifty percent (50%) tax credits on the amount of their

investment. The tax credits are transferable, non-refundable, may be claimed at up to fifty percent (50%) of the total amount of credit awarded or transferred in any tax year, and will carry-forward for up to fifteen (15) years.

We intend to open the Kentucky Angel Investment Act Offering to accredited investors while this Offering is underway, with a $10,000 per-investor minimum investment amount, a minimum total offering amount of $30,000, and a maximum total offering amount of $1,250,000. We plan to offer a minimum of 3,200 and a maximum of 400,000 shares of our common stock at the price of $3.125 per share. The Company must submit a qualified investment application to the Kentucky Cabinet for Economic Development for 2017 Angel Investment Act tax credits beginning Monday, December 12th, 2016, and this application must be approved for investors to receive their tax credits from the state.

While we believe that the Company meets the requirements of the Kentucky Angel Investment Act for inclusion in the program, the approval process is competitive and a total of $3,000,000 in tax credits will be allocated to all qualified investments for the 2017 tax year. There is no guarantee that our application will be approved. Under the terms of our Kentucky Angel Investment Act Offering, our escrow agent will hold investors' funds in trust pending the approval of our qualified investment application, and investors will have the option of cancelling their purchase in the event that Kentucky's Cabinet for Economic Development does not approve our application. We reserve the right to cancel or adjust the terms of this Kentucky Angel Investment Act Offering at the Company's discretion.

Description of the Securities

We are offering shares of common stock for a purchase price of $2.00 per share with a minimum purchase requirement of $500, or 250 shares. The maximum offering is $100,000, or 50,000 shares. We will have the unrestricted right to reject tendered subscriptions for any reason and to accept less than the minimum investment from a limited number of subscribers. In the event the shares available for sale are oversubscribed, they will be sold to those investors subscribing first.

The purchase price for the shares will be payable in full upon subscription. Subscription funds will be deposited into our escrow account maintained by an independent escrow agent, FundAmerica Securities, LLC, who will act as custodian of your investment in a trustee capacity until it is accepted by Baqua. Once Baqua accepts your investment, and certain regulatory procedures are completed, your money will be transferred by the escrow agent from the escrow account to Baqua in exchange for your Shares. At that point, you will be an investor in Baqua.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Transfers of the Securities are subject to state and federal securities laws. The Securities being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such securities are transferred: (i) to the Company, (ii) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, (iii) as part of an offering registered with the SEC, or (iv) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: *Note Payable to a Related Party*

During the three-month period ended March 31, 2016, the Company received total cash proceeds of $18,000 from Royalty Ridge, LLC, the Company's largest shareholder who has controlling ownership of the Company. The Company has recorded the $18,000 has a "note payable to a related party" on its balance sheet. This note does not have a stated term and the Company will be computing interest on the outstanding principal balance at the rate of eight (8%) percent per annum.

Royalty Ridge, LLC is owned and controlled by Sandra Marlowe, the Company's Chairman and Chief Executive Officer, and Byron Marlowe, the Company's Chief Operating Officer. As of December 31, 2015, Royalty Ridge, LLC owned 95% of the 1,990,000 shares of the Company's common stock that were issued and outstanding.

The Company does not intend to repay any part or all of the $18,000 principal balance or any accrued and unpaid interest with funds received from this offering.

Conflicts of Interest

The Company is not aware that it has engaged in any transactions or relationships that may give rise to a conflict of interest with the Company, its operations and its security holders.

OTHER MATERIAL INFORMATION

Bad Actor Disclosure

After due and reasonable inquiry, the Company represents that, to its best information, knowledge, and belief, neither the Company, any member of the Company, any promoter connected with this Offering, any person that has been or will be paid remuneration for solicitation of purchases in connection with this Offering, nor any other person listed in Section 227.503(a) of Regulation CF in connection with this Offering has been subjected to or the recipient of any conviction, order, judgment, decree, suspension, expulsion, bar, or other event that is a disqualifying event as contemplated under Section 227.503 of Regulation CF.

Baqua Inc.
Financial Statements as of December 31, 2015

BAQUA, INC.

BALANCE SHEET

AS OF DECEMBER 31, 2014 AND DECEMBER 31, 2015

Baqua, Inc.

Condensed Balance Sheet		
	As of December 31, 2015 (Unaudited)	As of December 31, 2014 (Unaudited)
Assets		
Current Assets:		
Cash	$ 4,657	$ 3,750
Total current assets	4,657	3,750
Total assets	$ 4,657	$ 3,750
Liabilities and Stockholder's Equity		
Total liabilities	$ -	$ -
Stockholders' equity:		
Common stock, 8,000,000 shares authorized, par value		
$0.0001 per share, 1,990,000 shares issued and outstanding (1)	199	199
Subscriptions receivable (1)	(-)	(39,675)
Additional paid-in capital (1)	63,576	63,576
Accumulated deficit	(59,118)	(20,350)
Total stockholders' deficit	4,657	3,750
Total liabilities and stockholder's equity	$ 4,657	$ 3,750

(1) Adjusted to retroactively reflect March 28, 2016 conversion from a Kentucky limited liability company to a Delaware corporation

See accompanying notes to the financial statements

BAQUA, INC.

STATEMENTS OF OPERATIONS

FROM INCEPTION (MARCH 14, 2014) TO DECEMBER 31, 2015

Baqua, Inc.
Condensed Statement of Operations
(Unaudited)

	For the Twelve Months Ended December 31, 2015	From Inception (March 14, 2014) through December 31, 2014
Revenue	$ -	$ -
Cost of revenue	-	-
Gross profit	-	-
Sales and marketing expense	32,152	12,910
General and administrative expense	5,981	7,061
Loss from operations	(38,133)	(19,971)
Interest expense, net	(635)	(379)
Net loss	$ (38,768)	$ (20,350)
Net loss per share - basic and diluted (1)	$ (0.02)	$ (0.01)
Weighted common shares outstanding - basic and diluted (1)	1,990,000	1,990,000

(1) Adjusted to retroactively reflect March 28, 2016 conversion from a Kentucky limited liability company to a Delaware corporation

See accompanying notes to the financial statements

BAQUA, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

FROM INCEPTION (MARCH 14, 2014) TO DECEMBER 31, 2015

Baqua, Inc.

	Shares Issued	Par Value	Additional Paid In Capital	Subscription Receivable	Accumulated Deficit	Stockholders' Equity
Statement of Changes in Stockholders' Equity						
(Unaudited)						
Balance as of December 31, 2013	-	$ -	$ -	$ -	$ -	$ -
Shares issued to Founder for cash proceeds of $52,000 (1)	1,890,500	$ 189	$ 51,811	$ (37,900)	$ -	$ 14,100
Shares issued to Founder for cash proceeds of $11,775 (1)	99,500	$ 10	$ 11,765	$ (1,775)	$ -	$ 10,000
Net loss	-	$ -	$ -	$ -	$ (20,350)	$ (20,350)
Balance as of December 31, 2014 (1)	1,990,000	$ 199	$ 63,576	$ (39,675)	$ (20,350)	$ 3,750
Cash proceeds from Founder who was issued 1,890,500 shares on March 14, 2014 (1)	-	$ -	$ -	$ 37,900	$ -	$ 37,900
Cash proceeds from Founder who was issued 99,500 shares on March 14, 2014 (1)	-	$ -	$ -	$ 1,775	$ -	$ 1,775
Net loss	-	$ -	$ -	$ -	$ (38,768)	$ (38,768)
Balance as of December 31, 2015 (1)	1,990,000	$ 199	$ 63,576	$ -	$ (59,118)	$ 4,657

(1) Adjusted to retroactively reflect March 28, 2016 conversion from a Kentucky limited liability company to a Delaware corporation

See accompanying notes to the financial statements

BAQUA, INC.

STATEMENTS OF CASH FLOWS

FROM INCEPTION (MARCH 14, 2014) TO DECEMBER 31, 2015

Baqua, Inc.

Statement of Cash Flows

(Unaudited)

	For the Twelve Months Ended December 31, 2015	From Inception (March 14, 2014) through December 31, 2014
Cash Flows from Operating Activities:		
Net loss from operations	$ (38,768)	$ (20,350)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Changes in operating assets and liabilities	-	-
Net cash used in operating activities	(38,768)	(20,350)
Cash Flows from Investing Activities	-	-
Cash Flows from Financing Activities		
Proceeds from the sale of the Company's common stock, net of subscriptions receivable (1)	39,675	24,100
Net cash provided by financing activities	39,675	24,100
Net change in cash	$ 907	$ 3,750
Cash at beginning of period	$ 3,750	$ -
Cash at end of period	$ 4,657	$ 3,750

(1) Adjusted to retroactively reflect March 28, 2016 conversion from a Kentucky limited liability company to a Delaware corporation

See accompanying notes to the financial statements

Notes to Financial Statements

NOTE 1 - Nature of Operations

Organization and Description of Business

Baqua, Inc. ("Baqua", "we", "us", "our", or the "Company") is a Delaware corporation formed on March 14, 2014 as a Kentucky limited liability company under the name of Belgrio, LLC, and converted to a Delaware stock corporation as Baqua, Inc. on March 28, 2016. Baqua is based in Lexington, Kentucky. As of the date of this private placement memorandum, Baqua has developed five beverage products, which we intend to produce, market, sell and distribute by developing a regional distribution system in the U.S.A. Baqua is a development stage company with no revenue generation up to the date of this private placement memorandum. We have not made any sales and do not have an existing customer base.

NOTE 2 - Summary of Significant Accounting Policies

Principles of Reporting

This summary of significant accounting policies of Baqua, Inc. is presented to assist m understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to allowance for doubtful accounts, inventory valuation, the useful lives and recoverability of long-lived assets, stock-based compensation and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company's estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Revenue Recognition

Revenue includes product sales. The Company recognizes revenue from product sales in accordance with Topic 605 "Revenue Recognition in Financial Statements" which is at the time customers are invoiced at shipping point, provided title and risk of loss has passed to the customer, evidence of an arrangement exists, fees are contractually fixed or determinable, collection is reasonably assured through historical collection results and regular credit evaluations, and there are no uncertainties regarding customer acceptance.

The Company has had no revenue from its inception on March 14, 2014 through December 31, 2015. Accordingly, the Company also had no returns during that period.

Cash and Cash Equivalents

The Company considers cash equivalents with original maturities of ninety (90) days or less to be cash equivalents. The Company did not have any cash equivalents as of both December 31, 2014 and December 31, 2015.

Inventory

The Company had no inventory as of December 31, 2014, and it had 6,000 units of inventory as of December 31, 2015.

Property and Equipment

The Company did not have any property and/or equipment as of December 31, 2014, nor did it have any as of December 31, 2015.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases, including operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Offering Costs

Costs incurred in connection with raising capital by the issuance of common stock are recorded as contra equity and deducted from the capital raised. The Company did not incur any fundraising/offering costs during the fiscal years ended December 31, 2014 and December 31, 2015.

Impairment of Long Lived Assets

Current accounting literature requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value. The Company did not have any long-lived assets as of December 31, 2014, nor did it have any as of December 31, 2015.

Fair Value of Financial Instruments

The Company has adopted a standard related to the accounting for financial assets and financial liabilities and items that are recognized or disclosed at fair value in the financial statements on a recurring basis, at least annually. This standard provides a single definition of fair value and a common framework for measuring fair value as well as new disclosure requirements for fair value measurements used in financial statements. Fair value measurements are based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants exclusive of any transaction costs, and are determined by either the principal market or the most advantageous market. The principal market is the market with the greatest level of activity and volume for the asset or liability. Absent a principal market to measure fair value, the Company would use the most advantageous market, which is the market that the Company would receive the highest selling price for the asset or pay the lowest price to settle the liability, after considering transaction costs. However, when using the most advantageous market, transaction costs are only considered to determine which market is the most advantageous and these costs are then excluded when applying a fair value measurement. The adoption of this standard did not have a material effect on the Company's financial position, results of operations or cash flows.

The Company has adopted an accounting standard for applying fair value measurements to certain assets, liabilities and transactions that are periodically measured at fair value. The adoption did not have a material effect on the Company's financial position, results of operations or cash flows. The Company follows the FASB issued amendments to the accounting standards related to the measurement of liabilities that are routinely recognized or disclosed at fair value. This standard clarifies how a company should measure the fair value of liabilities, and that restrictions preventing the transfer of a liability should not be considered as a factor in the measurement of liabilities within the scope of this standard. The adoption of this standard did not have a material impact on the Company's financial statements. The fair value accounting standard creates a three-level hierarchy to prioritize the inputs used in the valuation techniques to derive fair values. The basis for fair value measurements for each level within the hierarchy is described below with Level 1 having the highest priority and Level 3 having the lowest.

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3: Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

As of both December 31, 2014 and December 31, 2015, the Company's only asset consisted of cash, which is a Level 1 asset. The Company did not have any liabilities as of December 31, 2014 and December 31, 2015, respectively.

Stock Based Compensation

The Company records stock-based compensation as a charge to earnings net of the estimated impact of forfeited awards. As such, the Company recognizes stock-based compensation cost only for those stock-based awards that are estimated to ultimately vest over their requisite service period, based on the vesting provisions of the individual grants. The cumulative affect on current and prior periods of a change in the estimated forfeiture rate is recognized as compensation cost in earnings in the period of the revision.

Accounts Receivable

The Company had no outstanding Accounts Receivables as of December 31, 2014 and December 31, 2015, respectively. Therefore, there was no need for an allowance for Doubtful Accounts.

Basic and Diluted Net Loss Per Share

Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. There were no potentially dilutive securities at December 31, 2014 and December 31, 2015, respectively.

Recent Accounting Pronouncements

In January 2014, FASB issued, Accounting Standards Update ("ASU") 2014-05, Service Concession Arrangements (ASC Topic 853). The objective of this Update is to specify that an operating entity should not account for a service concession arrangement within the scope of this Update as a lease in accordance with FASB ASC Topic 840, Leases. Service concession arrangements may become more prevalent in the US as public-sector entities seek alternative ways to provide public services on a more efficient and cost-effective basis. The amendments apply to an operating entity of a service concession arrangement entered into with a public-sector entity grantor when the arrangement meets certain conditions. The amendments in this Update should be applied on a modified retrospective basis to service concession arrangements that exist at the beginning of an entity's fiscal year of adoption. The modified retrospective approach requires the cumulative effect of applying this Update to arrangements existing at the beginning of the period of adoption to be recognized as an adjustment to the opening retained earnings balance for the annual period of adoption. The amendments are effective for a public business entity for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. The adoption of this ASU did not affect the Company's financial statements.

The FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. This ASU supersedes the revenue recognition requirements in FASB ASC 605 - Revenue Recognition and most industry-specific guidance throughout the Codification. The standard requires that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This ASU is effective on January 1, 2017 and should be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying the ASU recognized at the date of initial application. The adoption of this standard is not expected to have a material impact on the Company's consolidated financial position and results of operations.

The FASB issued ASU No. 2014-12, Compensation- Stock Compensation (ASC Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. This ASU requires that a performance target that affects vesting, and that could be achieved after the requisite service period, be treated as a performance condition. As such, the performance target should not be reflected in estimating the grant date fair value of the award. This update further clarifies that compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company's consolidated financial position and results of operations.

In April 2015, the FASB issued ASU 2015-03, "Interest-Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs." The ASU requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. For public entities, this ASU is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption is permitted, and entities must apply the ASU on a retrospective basis. The adoption of this standard is not expected to have a material impact on the Company's consolidated financial position and results of operations.

NOTE 3 - Assets

The Company's only recorded asset(s) as of both December 31, 2014 and December 31, 2015 was cash. The Company's cash balances were $3,750 and $4,657 as of December 31, 2014 and December 31, 2015, respectively.

As previously stated, the Company had no revenue generating activities during fiscal years 2014 and 2015; therefore the Company did not have any trade/account receivables as of December 31, 2014 and/or December 31, 2015.

The Company did not have any property and/or equipment as of both December 31, 2014 and December 31, 2015. Accordingly, the Company did not have any related depreciation and/or amortization expense during the fiscal years ended December 31, 2014 and December 31, 2015.

NOTE 4 - Liabilities

The Company did not have any recorded liabilities as of December 31, 2014 and/or December 31, 2015. As previously stated, the Company had minimal business activities during fiscal years 2014 and 2015, with none of those activities generating any revenue. The Company had both limited vendors and limited, if any, credit terms. In those instances where a vendor granted the Company credit, the Company satisfied such credit obligations within the stated terms.

NOTE 5 – Stockholder's Equity

As previously stated, the Company was originally organized as a Kentucky limited liability company on March 14, 2014. On said date, the Company issued, in the aggregate, one thousand (1,000) Membership Units, with one (1) Member receiving nine hundred fifty (950) Membership Units and the other Member receiving the remaining fifty (50) Membership Units. From the March 14, 2014 date of issuance through December 31, 2015, the two (2) Members made, from time-to-time and at their sole discretion, total cash contributions of $63,775, in the aggregate, which were recorded as the consideration paid by each Member for their respective Membership Units.

On March 28, 2016, the Company was converted into a Delaware corporation (see "NOTE 10 – SUBSEQUENT EVENTS") whereby the above-mentioned Members had their Membership Units converted into shares of common stock. The following table summarizes the Company's capitalization both before and after the Company's conversion to a Delaware corporation:

	Original Capitalization as a Kentucky Limited Liability Company		Capitalization After Converting to a Delaware Corporation			
	Membership Units Issued on March 14, 2014	Total Consideration Paid/Capitalization	Shares Received Upon Conversion of Membership Units	Par Value of Common Stock	Additional Paid-In Capital	Total Capitalization
Member 1	950	$ 52,000	1,890,500	$ 189	$ 51,811	$ 52,000
Member 2	50	$ 11,775	99,500	$ 10	$ 11,765	$ 11,775
Totals	1,000	$ 63,775	1,990,000	$ 199	$ 63,576	$ 63,775

Upon its conversion to a Delaware corporation, the Company was authorized to issue a total of 2,000,000 shares of preferred stock, none of which has been issued, and a total of 8,000,000 shares of common stock, of which the above referenced 1,990,000 shares of common stock were issued and are currently outstanding in addition to certain restricted stock grants and private placement sales made subsequent to December 31, 2015 that make the total as of August 30, 2016 to be 2,189,855 common shares outstanding (see "NOTE 10 – SUBSEQUENT EVENTS"). Both the preferred and common stock have par values of $0.0001 per share.

The above-referenced financial statements have been adjusted to retroactively reflect the conversion by the Company from a Kentucky limited liability company to a Delaware corporation. Due to the fact that (a) all of the shares of common stock (originally the Membership Units) were issued on March 14, 2014, the date of inception, and (b) were paid for by periodic payments to the Company beginning on April 8, 2014, and ending by December 31, 2015, the Company recorded the amount owed by each stockholder as a "subscription receivable", which is a contra-equity account on the Company's balance sheet. As the stockholders paid the Company for their shares, the Company reduced the amount of the subscription receivable by the same amount as the payment received from the stockholder. Upon payment in full by both stockholders, which occurred on December 31, 2015, the balance of the subscription receivable account was zero.

NOTE 6 – Controlling Ownership

As of both December 31, 2014 and December 31, 2015, Royalty Ridge, LLC ("Royalty Ridge"), a Kentucky limited liability company that is owned and controlled by Sandra Marlowe, the Company's Chairman and Chief Executive Officer, Byron Marlowe, the Company's Chief Operating Officer, and Rachael Bullock, the Company's Secretary held controlling ownership of the Company. The following table details Royalty Ridge's controlling ownership as of December 31, 2014 and December 31, 2015, respectively:

	December 31, 2014	December 31, 2015
Shares owned by Royalty Ridge (1)	1,890,500	1,890,500
Total shares issued and outstanding (1)	1,990,000	1,990,000
Percentage ownership	95.00%	95.00%

(1) Adjusted to retroactively reflect March 28, 2016 conversion from a Kentucky limited liability company to a Delaware corporation

As controlling owner, Royalty Ridge is able to exercise significant control over all matters requiring stockholder approval, including the election of Directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying and/or preventing a change in control and might adversely affect the market price of the Company's common stock. This concentration of ownership may not be in the best interests of the Company's stockholders. Please see the "Risk Factors" section above.

From time-to-time, and at the sole and complete discretion of Royalty Ridge, expenses incurred by the Company have been paid using Royalty Ridge's company credit card. These expenses have been recorded by the Company, with the Company subsequently reimbursing Royalty Ridge for said credit card transactions. These transactions have totaled approximately $2,500 from March 14, 2014, the date of the Company's inception, through December 31, 2015.

Note that the Company intends to use a portion of the proceeds generated via this offering to repay promissory notes issued by the Company and held by Royalty Ridge, LLC (see "NOTE 10 – SUBSEQUENT EVENTS"). As of the time of this offering, the Company has two (2) promissory notes issued and outstanding with Royalty Ridge, the first in the principal amount of $18,000 and the second in the principal amount of $100,000. The Company may, at its sole and complete discretion, choose to use a portion of the proceeds generated via this offering to repay both the principal and any accrued and unpaid interest owed to Royalty Ridge in relation to these two (2) promissory notes.

NOTE 7 - Income Taxes

Deferred taxes represent the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes. Temporary differences result primarily from the recording of tax benefits of net operating loss carry forwards and stock-based compensation.

As of December 31, 2015, the Company has an insufficient history to support the likelihood of ultimate realization of the benefit associated with the deferred tax asset. Accordingly, a valuation allowance has been established for the full amount of the net deferred tax asset.

The Company's effective income tax rate differs from the amount computed by applying the federal statutory income tax rate to loss before income taxes as follows:

	December 31, 2015
Income tax benefit at the federal statutory rate	-34.0%
State income tax benefit, net of federal tax benefit	-6.0%
Change in valuation allowance for deferred tax assets	40.0%
Total	0.0%

Estimated deferred tax asset – Non-current - Net operating loss carry forwards		$	59,200
Valuation allowance			(59,200)
Net deferred tax asset		$	-

The following table summarizes the open tax years for each major jurisdiction:

Jurisdiction	Open Tax Years
US Federal	2014 and 2015
Kentucky State	2014 and 2015

NOTE 8 - Going Concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. From its inception on March 14, 2014 through December 31, 2015, the Company has incurred net losses totaling $59,118. In addition, the Company has experienced negative cash flows from operating activities for the fiscal years ended December 31, 2014 and December 31, 2015.

Continued losses may adversely affect the liquidity of the Company in the future. In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheets is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to raise additional capital, obtain financing, and/or succeed in its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

During the fiscal years ended December 31, 2014 and December 31, 2015, Management devoted considerable effort toward (i) obtaining additional capital, (ii) controlling salaries and general and administrative expenses, and (iii) management of accounts payable and cash disbursements. While Management believes that these actions have been beneficial, the Company currently has limited liquidity, limited access to capital, and no revenue generating activities. These factors, and others, raise substantial doubt about our ability to continue as a going concern. Management anticipates the Company will be dependent, for the foreseeable future, on additional capital to fund further development of our infrastructure and to fund operations until such time we have sufficient revenues to meet our cost structure. Additional capital is required in order to effect the Company's business plan to develop, produce, and market its products. In light of Management's efforts, there are no assurances that the Company will be successful in obtaining sufficient capital to continue as a going concern.

NOTE 9 - Legal Proceedings

The Company is not currently the subject of any pending legal proceedings.

NOTE 10 - Subsequent Events

Conversion to a Delaware Corporation

On March 28, 2016, the Company converted from a Kentucky limited liability company to a Delaware corporation (see "NOTE 5 – STOCKHOLDERS' EQUITY"). Pursuant to the terms of the conversion, each of the Kentucky limited liability company's original Membership Units were converted into 1,990 shares of the Delaware company's common stock. The following table summarizes the full conversion of all Membership Units into common stock:

	Membership Units in Kentucky Limited Liability Company	% Ownership	Shares of Common Stock in Delaware Corporation	% Ownership
Royalty Ridge, LLC	950	95.00%	1,890,500	90.00%
Second Original Member	50	4.76%	99,500	4.76%
Totals	1,000	100.0%	1,990,000	100.0%

The above referenced financial statements for the periods ended December 31, 2014 and December 31, 2015 have been adjusted to retroactively reflect the Company's March 28, 2016 conversion from a Kentucky limited liability company to a Delaware corporation.

Note Payable to a Related Party

During the three-month period ended March 31, 2016, the Company received total cash proceeds of $18,000 from Royalty Ridge, LLC, the Company's largest shareholder who has controlling ownership of the Company (see "NOTE 5 – STOCKHOLDERS' EQUITY" and "NOTE 6 – CONTROLLING OWNERSHIP"). The Company has recorded the $18,000 as a "note payable to a related party" on its balance sheet as of March 31, 2016. This note does not have a stated term and the Company will be computing interest on the outstanding principal balance at the rate of eight (8%) percent per annum.

Royalty Ridge, LLC is owned and controlled by Sandra Marlowe, the Company's Chairman and Chief Executive Officer, and Byron Marlowe, the Company's Chief Operating Officer. As of December 31, 2015, Royalty Ridge, LLC owned 95% of the 1,990,000 shares of the Company's common stock that were issued and outstanding. As of September 20, 2016, Royalty Ridge, LLC owned

The Company intends to repay the $18,000 principal balance and any accrued and unpaid interest with funds received from future cash flows or fundraisings, and does not intend to use the proceeds of this Offering for such purposes.

Office Space

In April 2016, the Company subleased approximately 500 square feet of office space at 325 West Main Street, Third Floor, Lexington, Kentucky, 40507. This office space was subleased from an unrelated third party via a verbal agreement, whereby the Company agreed to pay $500.00 per month for the space, with no security deposit required from the Company, and the Company agreed to give a ninety day advance notice if and when it decides to vacate the premises. This verbal sublease is on a month-to-month basis. Baqua does not own this, or any, property.

Assignment Agreement

On April 29, 2016, the Company entered into an Assignment Agreement with Royalty Ridge, LLC. Royalty Ridge is the Company's largest shareholder and has controlling ownership of the Company. Royalty Ridge is also owned and controlled by Sandra Marlowe, the Company's Chairman and Chief Executive Officer, and Byron Marlowe, the Company's Chief Operating Officer (see "NOTE 5 – STOCKHOLDERS' EQUITY" and "NOTE 6 – CONTROLLING OWNERSHIP").

Pursuant to the terms of the Assignment Agreement, Royalty Ridge transferred and assigned to the Company, and the Company hereby acquired from Royalty Ridge, all of Royalty Ridge's rights, interests, and obligations in and to the Manufacturing Agreement entered into by and between Royalty Ridge, LLC and Flavorcraft, LLC on March 6, 2014. Furthermore, per the terms of the Assignment Agreement, the Company has assumed and has agreed to perform all obligations, duties, liabilities and commitments of Royalty Ridge under the Manufacturing Agreement, of whatever kind or nature.

The Assignment Agreement also assigned and transferred to the Company, from Royalty Ridge, all rights, interests, obligations, brands, formulas, intellectual property, and any and all ownership rights to the Baqua name, brand, and products. Per the terms of the Assignment Agreement, effective April 29, 2016, the Company is the sole and exclusive owner of all assets and/or liabilities related to the Baqua name, brand, and products.

As consideration for the transfer and assignment of these rights and interests by Royalty Ridge, LLC to the Company, the Company has agreed to pay Royalty Ridge, LLC one hundred thousand ($100,000) dollars. Royalty Ridge has agreed to take a short-term Promissory Note in the principal amount of $100,000 in lieu of a cash payment, with said Promissory Note having an effective date of April 29, 2016, a term of nine (9) months, and an annual rate of interest equal to eight (8%) percent.

The Company does intend to repay some, if not all, of the $100,000 principal balance and any accrued and unpaid interest with funds received from this offering.

Equity Fundraising

On May 2, 2016, the Company opened an exempt intrastate offering in the State of Kentucky pursuant to Rule 147, whereby the Company has offered 140,000 shares of its common stock at a price of $1.80 per share. Purchasers of these shares will also receive warrants to purchase a number of shares equal to double the number of shares purchased, in this case 280,000 shares in the aggregate, of the Company's common stock at a per share exercise price of $2.00. This Rule 147 intrastate offering was made to a select group of Kentucky resident investors with substantial pre-existing relationships with the Company's founders and management, who could best be described as friends and family of the Marlowe family. Sandra Marlowe is the Company's Chairman and Chief Executive Officer, her son Byron Marlowe is the Company's Chief Operating Officer, and her daughter Rachael is the Company's Corporate Secretary. In this offering, the Company raised $134,199 from the sale of 74,555 shares of the Company's common stock and warrants exercisable for the purchase of 149,110 shares of the Company's common stock to six investors.

On September 20, 2016, the Company consummated the sale of a convertible promissory note in the principal amount of $54,000 to FV Investments, LLC. (the "Note"). There is interest payable on the Note at the rate of 9% per annum and the Note is due and payable on August 31, 2018 (the "Maturity Date"). Prior to the Maturity Date or complete conversion of its principal, the Company may pre-pay any remaining principal balance of the Note at any time without penalty or premium, and the Note is unsecured. The Note is convertible into the Company's Common Stock at a conversion price of $2.00 per share.

Restricted Stock Grants

On May 16, 2016, the Company issued restricted stock grants to three (3) outside consultants with the number of shares being granted totaling 125,000 in the aggregate. These shares of restricted stock were issued as consideration for advisory services provided to the Company by each of the three (3) consultants. These advisory services consisted of legal, accounting/finance, and offering support. The restricted stock grants have a life of six (6) years from the date of grant, which will vest completely upon the occurrence of a liquidity event, defined as a change in control of the Company's ownership and/or the Company's common stock becoming freely tradable on any of the OTCQB, New York Stock Exchange, NASDAQ, or in each case, any successor thereto, or any other quotation service, stock exchange or exchanges as may be approved by the Board. If no liquidity event occurs within six years from the grant date of May 16, 2016, the restricted stock grants will terminate and become void without compensation to the grantees.

The following table details the issuance of these shares of restricted stock:

Restricted Shares
Granted

Greenline BDC, Inc.	105,000
Alan T. Hawkins	10,000
John Genesi	10,000
Total restricted shares granted:	125,000

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Private Placement Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Private Placement Memorandum.

Baqua, Inc. ("Baqua", "we", "us", "our", or the "Company") is a Delaware corporation formed on March 14, 2014 as a Kentucky limited liability company under the name of Belgrio, LLC and converted to a Delaware stock corporation as Baqua, Inc. on March 28, 2016. Baqua is based in Lexington, Kentucky and was founded to sell beverage products into a niche market in the beverage industry, the nutraceutical functional beverage category. As of the date of this private placement memorandum, Baqua has developed five beverage products, which we intend to produce, market, sell and distribute by developing a regional distribution system in the U.S.A. Baqua is a development stage company with no revenue generation up to the date of this private placement memorandum. We have not made any sales and do not have an existing customer base.

Results of Operations

The period of March 14, 2014 (date of inception) to December 31, 2014

Revenue. As previously stated, the Company began operations on March 14, 2014. For the period of March 14, 2014 through December 31, 2014, the Company did not have any revenue generating operations, nor did it have any related cost of goods sold. We anticipate that revenue-generating activities will commence in the fourth quarter of 2016 from the expected sale of Baqua products to retail outlets.

Operating Expenses. Operating expenses for the period of March 14, 2014 (date of inception) through December 31, 2014 totaled $19,971, of which $12,910 were related to sales and marketing activities while the remaining $7,061 were general and administrative expenses. The sales and marketing expenses consisted of $3,377 for the production of product samples, $2,345 for product design services, and $7,188 for the development of advertising and marketing materials.

The $7,061 of general and administrative expense consisted of $3,993 for legal and accounting fees, $1,714 for computer equipment, and $1,354 for various expenses such as postage/overnight delivery, insurance, dues and subscriptions, and basic office supplies.

Net Loss. Net loss for the period of March 14, 2014 (date of inception) through December 31, 2014 was $20,350. As previously stated, the Company did not have any revenue generating activities and related cost of sales during the period ended December 31, 2014. Therefore, the above mentioned $12,910 of sales and marketing expense, the $7,061 of general and administrative expense, and $379 of interest expense resulted in a net loss of $20,350 for the period ended December 31, 2014.

Currently, operating expenses exceed revenue because we do not have sales. We cannot assure when or if revenue will exceed operating costs.

The period of January 1, 2015 to December 31, 2015

Revenue. For the period of January 1, 2015 through December 31, 2015, the Company did not have any revenue generating operations, nor did it have any related cost of goods sold. The Company anticipates that revenue generating activities will commence in the fourth quarter of 2016 from the expected sale of Baqua products to retail outlets.

Operating Expenses. Operating expenses for the period of January 1, 2015 through December 31, 2015 were $38,133. Sales and marketing expenses for this period were $32,152, which consisted of $20,178 related to product design and formulation expenses, $6,139 for the production of product samples, and $5,835 for the design and development of sales and marketing materials. General and administrative expenses were $5,981 and consisted of legal and accounting fees and basic office expenses such as dues and subscriptions, insurance, postage/overnight delivery, and computer supplies.

Net Loss. The Company incurred a net loss of $38,768 during the period of January 1, 2015 through December 31, 2015. The Company did not have any revenue generating activities nor any related cost of sales during this period. The $38,768 net loss consisted of the above mentioned $32,152 in sales and marketing expense, the $5,981 of general and administrative expense, and $635 of interest expense.

Currently, operating expenses exceed revenue because we do not have sales. We cannot assure when or if revenue will exceed operating costs.

Liquidity and Capital Resources

The following table summarizes both the Company's cash and working capital amounts as of the specified dates:

	As of December 31, 2015	As of December 31, 2014
Cash	$ 4,657	$ 3,750
Working capital	$ 4,657	$ 3,750

As previously stated, from its inception on March 14, 2014 through December 31, 2015, the Company has not had any revenue generating activities. Therefore, to date the Company has financed its business activities via the cash proceeds generated by the sale of its common stock to its two (2) Founders (see NOTE 5 – STOCKHOLDERS' EQUITY and the "Statement of Changes in Stockholders' Equity").

During the period of March 14, 2014 (date of inception) through December 31, 2014, the Company generated $24,100 of cash via financing activities, all of which was from the sale of 1,990,000 shares of the Company's common stock to its two Founders (see NOTE 5 – STOCKHOLDERS' EQUITY and the "Statement of Changes in Stockholders' Equity"). During this period the Company used $20,350 to fund its business operations, which resulted in a cash balance of $3,750 as of December 31, 2014.

During the period of January 1, 2015 through December 31, 2015, the Company generated $39,675 of cash via financing activities, all of which was proceeds from the sale of 1,990,000 shares of the Company's common stock to its two Founders (see NOTE 5 – STOCKHOLDERS' EQUITY and the "Statement of Changes in Stockholders' Equity"). The $39,675 of cash generated from financing activities was offset by $38,768 of cash used to fund the Company's business operations, which resulted in $907 of net cash being generated during the twelve-month period ended December 31, 2015. This resulted in a cash balance of $4,657 as of December 31, 2015.

The Company will have additional capital requirements during fiscal years 2016 and 2017. Currently, the Company does not anticipate being able to satisfy its cash requirements solely through the sale of its products, and therefore the Company will attempt to raise additional capital through the sale of its common stock. As a result, the Company intends to file a Regulation A offering in June, 2016.

The Company cannot assure that it will have sufficient capital to finance its growth and/or business operations or that such capital will be available on terms that are favorable to the Company or at all. The Company is currently incurring operating deficits that are expected to continue for the foreseeable future.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Baqua, Inc.

By: /s/ Sandra Marlowe
Sandra Marlowe, Chief Executive Officer

Date:

EXHIBITS
Exhibit A: Company's Articles of Incorporation
Exhibit B: Company's ByLaws
Exhibit C: Company's Financial Statements
Exhibit D: Company's Footnotes to the Financial Statements
Exhibit E: Transcript of Video

EXHIBIT A
Company's Articles of Organization

EXHIBIT B
Company's ByLaws

EXHIBIT C
Company's Financial Statements

EXHIBIT D
Company's Footnotes to the Financial Statements

EXHIBIT E
Transcript of Video

BAQUA, INC.

ANTICIPATED BUSINESS PLAN

Baqua, Inc. was formed on March 14, 2014 as a Kentucky limited liability company under the name of Belgrio, LLC, and incorporated in Delaware as Baqua, Inc. by conversion on March 28, 2016. We are engaged in the business of developing, marketing and distributing our specialty line of healthy and nutritional sports drinks for the naturally functional beverage market. We are a development stage company and have not earned any revenues to the date of this private placement memorandum. Our website address is www.baqua.com.

At inception in March 2014, Baqua's founders began the process of creating, testing and refining flavor profiles for Baqua beverage products, using the experience they had acquired since 2012 in experimenting with different grain recipes and fruit flavorings. Since inception, we have created and produced five different and unique flavors of Baqua beverages, have performed two production runs in which we bottled three of the flavors, and we have defined the visual identity of Baqua products that embody and reflect its personality features: the fruits that define flavor profiles, the nutrient content, and the target market for our brand line.

We call our product an "Ancient Grain Tisane" and we create it with grains historically praised for their nutritional value: barley, amaranth, and quinoa. Our corporate name, Baqua, is an acronym of barley, amaranth, quinoa and water (aqua). Baqua currently has 5 market-ready products in our functional beverage line, which consists of Baqua Ancient Grain Tisane in the following fruit flavors: Apple Ginger, Lemon Mint, Blueberry Pineapple, Cherry Lime and Red Currant. To date, we have produced three of our flavors in two production runs dated December 2014 and December 2015, in which we produced 1,500 units and 6,000 units respectively.

Our management's experience in developing and marketing beverages began in 2012, when our founder, Sandra W. Marlowe, began creating, testing and refining flavor profiles for Baqua beverage products by experimenting with different grain recipes. From October 2010 to December 2012, our founder was in the business of manufacturing and selling grain-based natural food products such as granola. As we began developing Baqua's fruit-flavored and grain-based beverage products, our management received guidance from University of Kentucky's Foods Systems Innovation Center (FSIC). We consulted with FSIC on acidification, pasteurization, and bottling options. FSIC also conducted a sensory study and focus group on one of our product line extensions. We contracted with beverage consultant Dr. Steven W. Pharr to run an early market assessment profile (EMAP) analysis for the Baqua project. Baqua's management team studied food and beverage production by attending classes offered for food and beverage professionals by the flavor and ingredient house FONA International's Flavor University.

Baqua is a development stage company with no revenue generation up to the date of this private placement memorandum. We have not made any sales and do not have an existing customer base. As of March 16, 2016, our current inventory consists of 3,050 units of product from our December 2015 production run of 6,000 units. We use our inventory on hand to promote our brand name and image and seed the market by introducing our target consumers to Baqua's taste at athletic club events through our agreement with Performance Foods Centers.

Our plan to generate revenues during fiscal year 2016 involves inventory acquisition and sales and marketing plan implementation. We believe that we must raise sufficient capital from new investors to produce the product we need to launch our sales and marketing plan. Once we have sufficient product to enter the market, we intend to launch larger marketing and distribution efforts in Kentucky with two additional targeted launch markets, of California and New York.

Since inception to the date of this prospectus, Baqua has completed the following steps in business strategy:

- Developed our own proprietary beverage formulations, flavor and nutrient profiles and ingredient compositions.

- Engaged a beverage producer and packager to manufacture and bottle our product.

- Performed two production runs at 1,500 and 6,000 units and used product to perform research and promotional activities.

- Distributed product samples for testing and feedback through athletes, coaches, friends, family and the public.

- Developed and begun to implement a marketing plan.

- Secured trademarks and domain names to protect our brand's name, product, and image.

- Launched the Baqua website at www.baqua.com.

Product Overview

Baqua's products are a specialty line of healthy and nutritional sports drinks in the naturally functional beverage category. Our drinks are based on natural recipes and designed to compete in the new and fast-growing functional beverage category of the non-alcoholic drink market. The focus of our business model is to place nutritious and functional beverages made from high-quality ingredients and pure water, using sustainable and earth-friendly processing, packaging and distribution methods into the hands of the functional beverage consumer. Baqua's product design strategy leverages the key category drivers of the natural, healthful section of the functional beverage market. Our mission is to offer innovative products that stand out in the emerging market space we see opened by the consistent growth of the new functional beverages category.

Baqua beverages are characterized by the benefits of digestive wellness, cellular hydration, electrolyte replacement, general rejuvenation, health support and wellness. We do not make any medical claims or use ingredients that would cause the FDA to regulate our products as a drug, nor do we make any specific claims regarding the health effects of our beverages.

Our products are "whole food nutrition beverages," meaning that they appeal to consumers looking for natural refreshment with great taste and no preservatives or added sugar, that feature a balanced formula containing healthy ingredients, blended in unique compositions intended to refresh and energize the mind and body. Baqua products feature fresh and aromatic flavors of mixed fruits, are crafted with the three ancient super-grains barley, amaranth and quinoa, are enhanced with functional protein, electrolytes and nutrients, and contain no artificial coloring, sweeteners or additives. We also offer a gluten-free product line.

Brand Identity as a Functional Beverage

Functional beverages are the fastest growing category of the non-alcoholic drink market in the U.S. marketplace, an enduring trend the represents consumer demand for healthy and functional beverages that match modern lifestyles. The Baqua beverage brand has a special background story that gives our product line a unique place in the category, which we believe is a key part of our marketing image.

Baqua produces natural artisan grain drinks, which we call our "Ancient Grain Tisane", made with barley, amaranth, and quinoa. For thousands of years, cultures around the world have revered barley and barley waters for their strength-giving qualities. From Ancient Greece through today, barley waters have been used to aid digestion, increase performance and instill renewed physical vigor. Amaranth was an ancient staple of the Mayan culture of Central America and is rich in lysine, being the only grain known to contain Vitamin C. Quinoa, which sustained the Incan culture of South America, is regarded to be an excellent source of antioxidant and anti-inflammatory phytonutrients. Amaranth and quinoa are the only two grains that are complete proteins, containing all 16 amino acids.

Baqua beverages are produced by a simple process producing a nutrient-rich grain tea that is blended with natural fruit juices for flavoring and served chilled. Baqua's beverages are rich in the antioxidants that are associated with reduced levels of LDL ("bad") cholesterol and increased heart health. Baqua products contain prebiotics that are associated with a healthy digestive system. Research has indicated that consuming barley water may help protect healthy cells from harm when receiving radiation and chemotherapy. Our products are manufactured with the highest quality nutritional ingredients available. We do not make any medical claims or use ingredients that would cause the FDA to regulate our products as a drug, nor do we make any specific claims regarding the health effects of our beverages to avoid liability issues.

Baqua beverages contain 100% of the daily recommended amount of Vitamin C for adults, contain no added sugars or preservatives, and have no artificial colors or sweeteners. Baqua products are sold in twelve-ounce PET bottles for convenience and portability, as they are intended for consumption before, during and after athletic activities.

Baqua's Nutritional Attributes:

- Rich in antioxidants
- Contains beta-glucans, which are associated with blood sugar stabilization
- Contains dietary fiber and pre-biotics, which are believed to promote digestive health
- Contains potassium which research has associated with a reduction in blood pressure
- Contains electrolytes to aid recovery after exercise

Manufacture and Distribution

Beverage Production

Through the years of experimentation and research that we have performed since 2012, Baqua's management has developed its own proprietary beverage formulations, flavor and nutrient profiles and ingredient compositions. We have engaged Flavorcraft LLC ("Flavorcraft"), a national full-service contract and private label packer serving a wide range of client-partners in the food industry to produce and package Baqua's beverages. We chose Flavorcraft because the company has a modern 25,000 square foot facility with production equipment, warehousing areas and a test kitchen that is certified by the Food and Drug Administration, inspected by AIB International, and features eight loading docks for receiving raw materials and shipping finished goods. We believe that these capacities will allow us to reach our initial production, sales and distribution goals for the functional beverage market.

In December, 2014, with our bottler Flavorcraft, we did an initial test production run of one Baqua beverage flavor, in which we produced 1,500 bottles of our Apple Ginger flavor Baqua Ancient Grain Tisane, made with barley, amaranth, quinoa and water. We used the product produced in this test run for product research and brand promotion. For research, we conducted an active shelf life study, with the results concluding that our Baqua ancient grain beverages, when bottled, have shelf life of at least 18 months. For promotion and research, we circulated product among the athletic community at sports events, targeting athletes and coaches for feedback on the taste and image of the product. Feedback that we received was used to nurture further development of our beverage formulas during the following year of 2015.

On December 14, 2015, again with Flavorcraft, we bottled a larger second production run of 6,000 units of three flavors, Apple Ginger, Lemon Mint, and Blueberry Pineapple. Our current inventory of Ancient Grain Tisane is warehoused at Flavorcraft's facilities in Louisville, Kentucky.

Our products are manufactured with the highest quality nutritional ingredients available. We utilize a streamlined manufacturing process with highly transportable non-perishable ingredients, allowing us to scale product production quickly using regional manufacturing strategies. We have planned our manufacturing and distribution organization to produce large quantities on short notice and maintain low shipping and warehousing costs. As a result, we believe that we will be able to quickly ramp up production and delivery of product for promising markets in response to developing consumption and demand, in a flexible and efficient manner.

In addition to our existing relationship with Flavorcraft, we intend to contract with bottlers and packagers with facilities located within our target markets in order to produce locally to our sales and distribution. We believe that local production will help control costs and improve the redundancy of our manufacturing and distribution organization.

Beverage Marketing and Sales

As of the date of this private placement memorandum, we have performed two production runs for testing and marketing purposes, and have not sold any product and do not have an existing customer base. We hope to eventually reach annual case sales in excess of one million in order to attract the attention of major beverage corporations who may acquire us. We believe that there is a trend in the beverage industry towards niche products such as ours. Baqua's management team believes the key to realizing profitable sales volumes is to develop a diverse distribution system. Our goal is to develop a distribution network of Class A distributors, and we intend to target premium retailers, regional and national grocery and convenience store chains. Initially, we intend to distribute our product to premium grocery stores such as Whole Foods. We also intend to market our products for sale on our website, through social media, and by means of other online sales outlets.

Target and Test Markets

Our distribution and sales plan focuses on the development of networks in certain urban centers in the State of Kentucky and other target markets chosen by us for their positive economic dynamics and their proximity to our operations. Our market research indicates to us that these economic centers have what we believe to be ideal economic and demographic conditions for sales of Baqua beverage products and we therefore consider them to be the best available test markets for our products.

In Kentucky, we plan to launch Baqua in the major population hub of Central Kentucky and Southern Ohio: the tri-city region of Lexington, Louisville and Cincinnati. These economic areas have upper-middle income market economies and good educational rankings. We believe that as target markets, these consumer centers have demographic and economic conditions that make them optimal locations for the insertion of Baqua's beverages into the marketplace: fast-growing economies, positive ratings for ease of doing business, and top-rated places to live and develop careers.

Our operational plan to generate revenues during fiscal year 2016 involves inventory acquisition and sales and marketing plan implementation. We believe that we must raise sufficient capital from new investors to produce the product we need to launch our sales and marketing plan, through which we intend to produce our next production run with Flavorcraft. Flavorcraft's quote for the expense of this planned production run is approximately $35,000. Once we have sufficient product to enter the market, we intend to launch larger marketing and distribution efforts in Kentucky with two additional targeted launch markets, of California and New York

Baqua's operational plan for the marketing of our consumer products begins with steps to test Baqua's beverages in our two test market areas that will serve as a microcosm of the type of audience we intend to target when we scale the product nationally. We believe that our marketing theory will enable Baqua to see if our beverages and approach to marketing them work, and allow us to optimize our marketing effectiveness, without going to the expense of introducing the products nationally.

In trying to determine which of the largest 366 U.S. metropolitan areas serve as the best (or worst) microcosms in the U.S. for Baqua's functional beverage products, we consulted research that ranks urban areas according to dozens of key metrics, including factors such as age, gender and income, as well as household makeup and housing tenure. According to this research, Kentucky and New York have prime urban areas that are very highly ranked with local populations that reflect the characteristics of the nation as a whole, making them ideal test markets.

Marketing and Promotion

Our marketing strategy is based on leveraging a strong digital presence to create awareness within our focused consumer group, the healthy active lifestyle buyer. We have developed the Baqua website, which is complete and operational and provides detailed descriptions of Baqua's products and information on how to order Baqua's products. Baqua's social media footprint consists of our active presence on Facebook, Twitter, Instagram and LinkedIn.

Baqua's management team believes the key to a successful marketing campaign is to target premium retailers, regional and national grocery and convenience store chains. Initially, we intend to market our product to premium grocery stores such as Whole Foods. We also intend to market our products for sale on our website, through social media, and by means of other online sales outlets.

Intellectual Property

Baqua currently holds three trademark registrations with the United States Patent and Trademark office, which register the Baqua brand name and logo for nonalcoholic beverages in the fruit and grain -based beverage categories. All three trademarks have been approved, are live, and are currently waiting for confirmation of use in commerce in order to be final. The trademark registration protecting the Baqua logo, with serial number 86689915, was filed on July 10, 2015, and the trademark registrations with serial number 86257406, filed April 21, 2014, and serial number 86689913, filed July 10, 2015, protect the Baqua brand name with respect to nonalcoholic grain based beverages and nonalcoholic fruit drinks, respectively. We hold no patents.

We own a portfolio of more than 40 domain names that are related or similar to our product categories, such as "baqua.com", "baquabrands.com", "ancientgraintisane.com", "ancientgraindrinks.com" and "ancientgrainbeverages.com", to name a few. We bought these domains for the purpose of effective internet marketing of our products as well as for the protection of our trademarks and our market stance from future potential competitors.

We believe that our intellectual property, including trademarks, service marks, website domain names and other proprietary rights, to be assets that potentially may grow in value if Baqua's business is successful. Our business strategy prioritizes the establishment and protection of our intellectual property. We intend to pursue registrations of the registrable trademarks, service marks and patents that Baqua develops in the future wherever we sell our products.

We develop our beverage products with our own proprietary ingredient formulations, flavor profiles and nutrient compositions. We protect our product formulas and recipes through our agreements with our manufacturer. Our manufacturing agreement with Flavorcraft LLC, the ingredient house that produced our initial test run in December 2014 and our production run in December 2015, stipulates that Baqua retains the rights over all of our recipes, ingredients and flavors. Wherever appropriate and as applicable, we intend to protect our research and development investments by filing patent applications for proprietary product technologies or ingredient combinations, or by protecting that proprietary information as trade secrets to the maximum extent permitted by law.

Competition

The sale of alternative sports drink formulations to the beverage industry is intensely competitive. We expect competition to intensify further in the future. Barriers to entry are relatively low. Current and new competitors can launch new products and can compete in the market place. We currently compete or potentially will compete with a number of other companies whose numbers will increase in the future, many of which are larger and possess greater human and capital resources than us. We face competition from larger well-established natural beverage producers and other industry participants that have greater financial and managerial resources, more experience in developing drink recipes and brands, and have greater name recognition than Baqua. Management believes we can compete effectively but we cannot assure that competition will not impair the maintenance and growth of our planned businesses.

A number of companies who market and distribute functional beverages include multiple marketers of coconut water, the Vitamin Water brand, owned by Coca-Cola, and Gatorade, which is owned by PepsiCo. To our knowledge, there exists no other ready-to-drink barley water product on the market in our functional beverage category. Additionally, coconut water does not have our sodium profile for sports nutrition. For these reasons, we believe that our products will be highly competitive in the functional beverage market.

A British company, Robinsons, sells Robinsons Barley Water in the U.S., however, the product contains sugar, saccharin, and chemical preservatives, and is sold in 28.7 fluid ounce bottles primarily at discount retailers. Robinsons is not marketed as a functional beverage, but as a low-calorie alternative to sugary soft drinks. For these reasons, we do not believe that Robinsons barley water beverages are directly competitive to Baqua products.

The principal areas of competition are pricing, packaging, development of new products and flavors as well as promotional and marketing strategies. Baqua will compete with other sports nutrition drinks in the functional beverages category that are produced by a number of companies, many of which have substantially greater financial, marketing and distribution resources than does Baqua.

Important factors affecting our ability to compete successfully include taste and flavor of products, trade and consumer promotions, rapid and effective development and marketing of new, unique cutting edge products, attractive and different packaging, branded product advertising, and pricing. We will also compete for distributors who will give our products more focus than those of our competitors, provide stable and reliable distribution and secure adequate shelf space in retail outlets. Competitive pressures in the "lifestyle," "alternative" and "functional" beverage categories could cause our products to be unable to gain or to lose market share or we could experience price erosion, which could have a material adverse effect on our business and results of operations.

Government Regulation

Many aspects of our anticipated business activities are subject to extensive regulation in the U.S. The research, development, manufacture, processing, packaging, labeling, distribution, sale, advertising, and promotion of the Company's products, and disposal of waste products arising from these activities, are subject to regulation by one or more federal agencies and their state equivalents, including the Food and Drug Administration ("FDA"), the Federal Trade Commission ("FTC"), the Environmental Protection Agency ("EPA"), the U.S. Department of Agriculture ("USDA"), and the Consumer Product Safety Commission ("CPSC").

The FDA regulates almost all aspects of the manufacturing, packaging, labeling, holding, sale, and distribution of food and nutritional supplement products. The agency has broad regulatory authority in this domain, as well as a host of enforcement tools to ensure regulatory compliance. The FDA has the authority to conduct facility inspections, issue inspectional observations, and issue enforcement letters regarding non-compliance (called "untitled letters" and "warning letters"). The agency also has the power to publicize regulatory violations, to recall products that pose serious health hazards, and to pursue enforcement actions in federal courts, including product seizures, injunctions, or criminal prosecutions. The recently enacted FDA Food Safety Modernization Act ("FSMA") has increased FDA's authority with respect to food safety. As the agency begins to implement this law, there will likely be increased regulation and increased regulatory scrutiny with respect to food and nutritional supplements.

The FDA regulates food under the Federal Food, Drug, and Cosmetic Act ("FDCA") and its implementing regulations. Food must be manufactured in accordance with current Good Manufacturing Practices ("CGMP"), a stringent set of regulations that prescribe extensive process controls on the manufacture, holding, labeling, packaging, and distribution of dietary supplements. FDA imposes specific requirements for the labels and labeling of food and nutritional supplements, including the requirements of the Food Allergen Labeling and Consumer Protection Act of 2004 ("FALCPA"), which mandates declaration of the presence of major food allergens.

DSHEA permits statements of nutritional support to be included in labeling for dietary supplements without FDA pre-approval. Such statements may describe how a particular dietary ingredient affects the structure or function of the body or general well-being, but may not state that a dietary supplement will diagnose, cure, mitigate, treat, or prevent a disease unless such claim has been reviewed and approved by FDA. A company that uses a statement of nutritional support in labeling must possess evidence substantiating that the statement is truthful and not misleading. In some circumstances it is necessary to disclose on the label that FDA has not evaluated the statement, to disclose the product is not intended to diagnose, treat, cure or prevent a disease, and to notify FDA about the use of the statement within 30 days of marketing the product.

The FTC exercises jurisdiction over the advertising of various products, including food and dietary supplements. In recent years, the FTC has instituted numerous enforcement actions against dietary supplement companies for making false or misleading advertising claims and for failing to adequately substantiate claims made in advertising. These enforcement actions have often resulted in consent decrees and the payment of civil penalties and/or restitution by the companies involved.

The Company is also subject to regulation under various state and local laws that include provisions governing, among other things, the formulation, manufacturing, packaging, labeling, advertising and distribution of dietary supplements and over-the-counter drugs. For example, Proposition 65 in the State of California sets forth a list of substances that are deemed ones that pose a risk of carcinogenicity or birth defects. If any such ingredient is contained in a nutritional supplement, the product may be lawfully sold in California only if accompanied by a prominent warning label alerting consumers that the product contains an ingredient linked to cancer or birth defect risk. Private actions as well as California attorney general actions may be brought against non-compliant parties and can result in substantial costs and fines.

In addition, from time to time in the future, the Company may become subject to additional laws or regulations administered by the FDA, the FTC, or by other federal, state or local regulatory authorities, to the repeal of laws or regulations that the Company generally considers favorable, such as DSHEA, or to more stringent interpretations of current laws or regulations. The Company is neither able to predict the nature of such future laws, regulations, repeals or interpretations, nor what effect additional governmental regulation, if and when it occurs, would have on its business in the future. Such developments could, however, require reformulation of certain products to meet new standards, recalls or discontinuance of certain products not able to be reformulated, additional record-keeping requirements, increased documentation of the properties of certain products, additional or different labeling, additional scientific substantiation, additional personnel or other new requirements. Any such developments could have a material adverse effect on the Company's business.

BAQUA, INC.

ANY EVENTS TRIGGERING DISQUALIFICATION

Bad Actor Disclosure

After due and reasonable inquiry, the Company represents that, to its best information, knowledge, and belief, neither the Company, any member of the Company, any promoter connected with this Offering, any person that has been or will be paid remuneration for solicitation of purchases in connection with this Offering, nor any other person listed in Section 227.503(a) of Regulation CF in connection with this Offering has been subjected to or the recipient of any conviction, order, judgment, decree, suspension, expulsion, bar, or other event that is a disqualifying event as contemplated under Section 227.503 of Regulation CF.

BAQUA, INC.

MANAGEMENT, OFFICERS AND DIRECTORS

The directors and officers of the Company are listed below along with all positions and offices held at the Company, their principal occupation and employment responsibilities for the past three (3) years, and their educational background and qualifications.

Executive Officers and Directors of Baqua, Inc.

The table below sets forth our managers and executive officers as of the date of this Form C Offering Document.

Name	Position	Term of Office	Approximate Hours Per Week
Sandra W. Marlowe	Director and Chief Executive Officer	Inception to Present (1)	(2)
Byron Marlowe	Director and Chief Operating Officer	Inception to Present (1)	(2)
Rachael M. Bullock	Director and Corporate Secretary	Inception to Present (1)	(2)

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(1)   This person serves in this position until the person resigns or is removed or replaced by a duly authorized action of the Board of Directors or the shareholders. This person has been in the indicated position with the Company since the Company's inception in March 2014, or since the date indicated, if not since inception.

(2)   This person works part-time for the Company, approximately 10 to 15 hours per week.

Sandra W. Marlowe, our Chief Executive Officer from inception to the present, is the founder of the Company and initiated the development of the Baqua brand and its products. In January 2011, Sandra was a founding partner of Royalty Ridge LLC, a healthy food and beverage company that is the controlling shareholder of Baqua, Inc. From January 2010 until December 2013, she served as Chief Executive Officer of Royalty Ridge, where she gained experience in bringing health-based food products to market, including Marlowe Granola.

Sandra is an active inventor outside of Baqua, Inc. and Royalty Ridge, LLC, and has a portfolio of products and inventions that are in various stages of development. In 2000, she filed a patent to protect a children's educational product she invented. From 2005 to the present, Sandra has been active in the Central Kentucky Inventors Club.

Sandra is a competitive swimmer in amateur competition and competes with United States Masters Swimming. She has numerous state records, has place top 10 nationally and in the top 20 at international competitions. As an athlete, Sandra is aware of the need for beverages that optimize training and performance. She attended the University of Florida in Gainesville, Florida, where she concentrated in Health Education.

Byron Marlowe, our Chief Operating Officer, is a co-founder of the Company and helped develop the Baqua brand and its products. He helped found our Company and became our COO in March 2014. In January 2011, Marlowe was a founding partner of Royalty Ridge LLC, a healthy food and beverage company that is the controlling shareholder of Baqua, Inc. From January 2010 until December 2013, he served as Chief Operating Officer of Royalty Ridge, where he gained experience in bringing multiple health-based food products to market, including Marlowe Granola.

From 2002 until 2008, Marlowe was in active service with the U.S. Army, where he served as a Team Leader. During his military service, Marlowe was selected for an elite military unit and received numerous awards for his meritorious service overseas. From 2008 until 2009, Marlowe worked as a consultant for the U.S. Department of Veterans Affairs, where he led process and efficiency improvement programs. From May 2010 until April 2016, Marlowe served as Program and Operations Director for the Life Adventure Center, where he led the exponential growth program and was as awarded Kentucky 2015 Veteran of the Year for innovative work with returning veterans.

Marlowe has been a frequent lecturer and author on organizational development, team building, and philanthropy for the University of Kentucky, the Department of Defense and other clients. He also provides leadership development trainings for executive and staff teams. Marlowe attended the University of Kentucky and was awarded a B.A. in Business Administration in 2009.

Rachael M. Bullock, our corporate Secretary, is a co-founder of the Company and helped develop the Baqua brand and its products. In January 2011, Bullock was a founding partner of Royalty Ridge LLC, a healthy food and beverage company that is the controlling shareholder of Baqua, Inc. From January 2010 until December 2013, she served in an advisory capacity to Royalty Ridge, where she gained experience in bringing multiple health-based food products to market, including Marlowe Granola.

In 1997, Rachael graduated with an associate degree in nursing from College of the Albemarle in Elizabeth City, North Carolina. While at College of the Albemarle, in 1997 she started her own business as a representative with Mary Kay Cosmetics and from her graduation from College of the Albemarle in 1997 to the present, she has been a full-time entrepreneur with Mary Kay. Currently, Rachael is an Executive Senior Sales Director with Mary Kay Cosmetics, placing in the top 1% of the company and is consistently responsible for more than $2 million in annual sales, directing a sales team that conducts business in all 50 states.

Rachael travels the country teaching female entrepreneurs on leadership and business success practices. She is passionate about empowering women to reach their dreams and goals. Drawing from her experience in sales and entrepreneurship, Rachael enjoys partnering with other small business owners and start-up companies to support their growth and development.

BAQUA, INC.

BALANCE SHEET

AS OF DECEMBER 31, 2014 AND DECEMBER 31, 2015

Baqua, Inc.

Condensed Balance Sheet

	As of December 31, 2015 (Unaudited)	As of December 31, 2014 (Unaudited)
Assets		
Current Assets:		
Cash	$ 4,657	$ 3,750
Total current assets	4,657	3,750
Total assets	$ 4,657	$ 3,750
Liabilities and Stockholder's Equity		
Total liabilities	$ -	$ -
Stockholders' equity:		
Common stock, 8,000,000 shares authorized, par value		
$0.0001 per share, 1,990,000 shares issued and outstanding (1)	199	199
Subscriptions receivable (1)	(-)	(39,675)
Additional paid-in capital (1)	63,576	63,576
Accumulated deficit	(59,118)	(20,350)
Total stockholders' deficit	4,657	3,750
Total liabilities and stockholder's equity	$ 4,657	$ 3,750

(1) Adjusted to retroactively reflect March 28, 2016 conversion from a Kentucky limited liability company to a Delaware corporation

See accompanying notes to the financial statements

BAQUA, INC.

EXEMPT OFFERINGS

EQUITY FUNDRAISING

On May 2, 2016, the Company opened an exempt intrastate offering in the State of Kentucky pursuant to Rule 147, whereby the Company has offered 140,000 shares of its common stock at a price of $1.80 per share. Purchasers of these shares will also receive warrants to purchase an equal number of shares, in this case 140,000 shares in the aggregate, of the Company's common stock at a per share price of $3.00. This Rule 147 intrastate offering was made to a select group of Kentucky resident investors with substantial pre-existing relationships with the Company's founders and management, who could best be described as friends and family of the Marlowe family. Sandra Marlowe is the Company's Chairman and Chief Executive Officer, her son Byron Marlowe is the Company's Chief Operating Officer, and her daughter Sandra is the Company's Corporate Secretary. In this offering, the Company raised $134,199 from the sale of 74,855 shares of the Company's common stock to six investors.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Private Placement Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Private Placement Memorandum.

Baqua, Inc. ("Baqua", "we", "us", "our", or the "Company") is a Delaware corporation formed on March 14, 2014 as a Kentucky limited liability company under the name of Belgrio, LLC and converted to a Delaware stock corporation as Baqua, Inc. on March 28, 2016. Baqua is based in Lexington, Kentucky and was founded to sell beverage products into a niche market in the beverage industry, the nutraceutical functional beverage category. As of the date of this private placement memorandum, Baqua has developed five beverage products, which we intend to produce, market, sell and distribute by developing a regional distribution system in the U.S.A. Baqua is a development stage company with no revenue generation up to the date of this private placement memorandum. We have not made any sales and do not have an existing customer base.

Results of Operations

The period of March 14, 2014 (date of inception) to December 31, 2014

Revenue. As previously stated, the Company began operations on March 14, 2014. For the period of March 14, 2014 through December 31, 2014, the Company did not have any revenue generating operations, nor did it have any related cost of goods sold. We anticipate that revenue-generating activities will commence in the fourth quarter of 2016 from the expected sale of Baqua products to retail outlets.

Operating Expenses. Operating expenses for the period of March 14, 2014 (date of inception) through December 31, 2014 totaled $19,971, of which $12,910 were related to sales and marketing activities while the remaining $7,061 were general and administrative expenses. The sales and marketing expenses consisted of $3,377 for the production of product samples, $2,345 for product design services, and $7,188 for the development of advertising and marketing materials.

The $7,061 of general and administrative expense consisted of $3,993 for legal and accounting fees, $1,714 for computer equipment, and $1,354 for various expenses such as postage/overnight delivery, insurance, dues and subscriptions, and basic office supplies.

Net Loss. Net loss for the period of March 14, 2014 (date of inception) through December 31, 2014 was $20,350. As previously stated, the Company did not have any revenue generating activities and related cost of sales during the period ended December 31, 2014. Therefore, the above mentioned $12,910 of sales and marketing expense, the $7,061 of general and administrative expense, and $379 of interest expense resulted in a net loss of $20,350 for the period ended December 31, 2014.

Currently, operating expenses exceed revenue because we do not have sales. We cannot assure when or if revenue will exceed operating costs.

The period of January 1, 2015 to December 31, 2015

Revenue. For the period of January 1, 2015 through December 31, 2015, the Company did not have any revenue generating operations, nor did it have any related cost of goods sold. The Company anticipates that revenue generating activities will commence in the fourth quarter of 2016 from the expected sale of Baqua products to retail outlets.

Operating Expenses. Operating expenses for the period of January 1, 2015 through December 31, 2015 were $38,133. Sales and marketing expenses for this period were $32,152, which consisted of $20,178 related to product design and formulation expenses, $6,139 for the production of product samples, and $5,835 for the design and development of sales and marketing materials. General and administrative expenses were $5,981 and consisted of legal and accounting fees and basic office expenses such as dues and subscriptions, insurance, postage/overnight delivery, and computer supplies.

Net Loss. The Company incurred a net loss of $38,768 during the period of January 1, 2015 through December 31, 2015. The Company did not have any revenue generating activities nor any related cost of sales during this period. The $38,768 net loss consisted of the above mentioned $32,152 in sales and marketing expense, the $5,981 of general and administrative expense, and $635 of interest expense.

Currently, operating expenses exceed revenue because we do not have sales. We cannot assure when or if revenue will exceed operating costs.

Liquidity and Capital Resources

The following table summarizes both the Company's cash and working capital amounts as of the specified dates:

	As of December 31, 2015	As of December 31, 2014
Cash	$ 4,657	$ 3,750
Working capital	$ 4,657	$ 3,750

As previously stated, from its inception on March 14, 2014 through December 31, 2015, the Company has not had any revenue generating activities. Therefore, to date the Company has financed its business activities via the cash proceeds generated by the sale of its common stock to its two (2) Founders (see NOTE 5 – STOCKHOLDERS' EQUITY and the "Statement of Changes in Stockholders' Equity").

During the period of March 14, 2014 (date of inception) through December 31, 2014, the Company generated $24,100 of cash via financing activities, all of which was from the sale of 1,990,000 shares of the Company's common stock to its two Founders (see NOTE 5 – STOCKHOLDERS' EQUITY and the "Statement of Changes in Stockholders' Equity"). During this period the Company used $20,350 to fund its business operations, which resulted in a cash balance of $3,750 as of December 31, 2014.

During the period of January 1, 2015 through December 31, 2015, the Company generated $39,675 of cash via financing activities, all of which was proceeds from the sale of 1,990,000 shares of the Company's common stock to its two Founders (see NOTE 5 – STOCKHOLDERS' EQUITY and the "Statement of Changes in Stockholders' Equity"). The $39,675 of cash generated from financing activities was offset by $38,768 of cash used to fund the Company's business operations, which resulted in $907 of net cash being generated during the twelve-month period ended December 31, 2015. This resulted in a cash balance of $4,657 as of December 31, 2015.

The Company will have additional capital requirements during fiscal years 2016 and 2017. Currently, the Company does not anticipate being able to satisfy its cash requirements solely through the sale of its products, and therefore the Company will attempt to raise additional capital through the sale of its common stock. As a result, the Company intends to file a Regulation A offering in June, 2016.

The Company cannot assure that it will have sufficient capital to finance its growth and/or business operations or that such capital will be available on terms that are favorable to the Company or at all. The Company is currently incurring operating deficits that are expected to continue for the foreseeable future.

BAQUA, INC.

MATERIAL TERMS OF ANY INDEBTEDNESS

Note Payable to a Related Party

During the three-month period ended March 31, 2016, the Company received total cash proceeds of $18,000 from Royalty Ridge, LLC, the Company's largest shareholder who has controlling ownership of the Company (see "NOTE 5 – STOCKHOLDERS' EQUITY" and "NOTE 6 – CONTROLLING OWNERSHIP"). The Company has recorded the $18,000 as a "note payable to a related party" on its balance sheet as of March 31, 2016. This note does not have a stated term and the Company will be computing interest on the outstanding principal balance at the rate of eight (8%) percent per annum.

Royalty Ridge, LLC is owned and controlled by Sandra Marlowe, the Company's Chairman and Chief Executive Officer, and Byron Marlowe, the Company's Chief Operating Officer. As of December 31, 2015, Royalty Ridge, LLC owned 95% of the 1,990,000 shares of the Company's common stock that were issued and outstanding. As of September 20, 2016, Royalty Ridge, LLC owned

The Company intends to repay the $18,000 principal balance and any accrued and unpaid interest with funds received from future cash flows or fundraisings, and does not intend to use the proceeds of this Offering for such purposes.

Convertible Note

On September 20, 2016, the Company consummated the sale of a convertible promissory note in the principal amount of $54,000 to FV Investments, LLC. (the "Note"). There is interest payable on the Note at the rate of 9% per annum and the Note is due and payable on August 31, 2018 (the "Maturity Date"). Prior to the Maturity Date or complete conversion of its principal, the Company may pre-pay any remaining principal balance of the Note at any time without penalty or premium, and the Note is unsecured. The Note is convertible into the Company's Common Stock at a conversion price of $2.00 per share.

BAQUA, INC.
ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2017.

Once posted, the annual report may be found on the Company's website at:

http://baqua.com/investors

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(3) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

BAQUA, INC.

OWNERSHIP AND CAPITAL STRUCTURE

Capitalization

Our authorized capital stock consists of 8,000,000 shares of common stock, par value $0.0001 per share, of which 2,189,855 shares are issued and outstanding as of September 20, 2016. As of September 20, 2016, we also have issued and outstanding warrants for the purchase of 209,110 shares of common stock at an exercise price of $2.00 per share, and one note convertible to 30,000 shares of common stock at a conversion price of $1.80 per share, so that on a fully-diluted basis, the Company would have 2,428,665 shares of common stock issued and outstanding.

Our authorized capital stock also includes 2,000,000 shares of Preferred Stock, par value $0.0001, none of which are issued or outstanding. Under Delaware law and generally under state corporation laws, the holders of our common and preferred stock will have limited liability pursuant to which their liability is limited to the amount of their investment in our company.

The Company has issued the following outstanding securities:

Type of security	**Common Stock**
Amount outstanding	2,428,665 (on a fully-diluted basis)
Voting Rights	One vote per Share
Anti-Dilution Rights	None

Common Stock

Holders of common stock are entitled to one vote per share held of record on all matters submitted to a vote of stockholders. The holders of common stock do not have cumulative voting rights in the election of directors. Accordingly, the holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferential rights with respect to any series of preferred stock that may be issued, holders of the common stock are entitled to receive ratably such dividends as may be declared by the board of directors on the common stock out of funds legally available therefore and, in the event of a liquidation, dissolution or winding-up of our affairs, are entitled to share equally and ratably in all of our remaining assets and funds.

Preferred Stock

We are authorized to issue 2,000,000 shares of Preferred Stock, par value $0.0001 per share, having such rights, preferences and privileges, and issued in such series, as are determined by our Board of Directors. We currently have no shares of Preferred Stock outstanding.

Principal Security Holders

A majority percentage of the Company's equity is owned by one member, Royalty Ridge, LLC. Below, all beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Shareholder	**Percentage of Common Shares Owned Prior to Offering (1)**
Royalty Ridge LLC	77.84%

(1) Shares expressed on a fully-diluted basis. The Company, as of September 20, 2016, has issued and outstanding 2,189,555 shares of common stock, warrants for the purchase of 209,110 shares of common stock at an exercise price of $2.00 per share, and one note convertible to 30,000 shares of common stock at a conversion price of $1.80 per share. No preferred shares are issued or outstanding.

The following table sets forth information regarding beneficial ownership of our common stock as of March 31, 2016 and as adjusted to reflect the sale of shares of our common stock offered by this Private Placement Memorandum, by:

- each of our directors and the named executive officers;
- all of our directors and executive officers as a group; and
- each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock.

Beneficial ownership and percentage ownership are determined in accordance with the rules of the Securities and Exchange Commission and include voting and investment power with respect to shares of stock. This information does not necessarily indicate beneficial ownership for any other purpose.

As indicated, the stockholders named in the following table possess voting and investment power over their shares of common stock. Percentages in the table below are expressed on a fully-diluted basis. The Company, as of September 20, 2016, has issued and outstanding 2,189,555 shares of common stock, warrants for the purchase of 209,110 shares of common stock at an exercise price of $2.00 per share, and one note convertible to 30,000 shares of common stock at a conversion price of $1.80 per share, so that on a fully-diluted basis, the Company would have 2,428,665 shares of common stock issued and outstanding. Percentage of beneficial ownership after the offering its based on 2,478,665 shares of common stock outstanding on a fully-diluted basis, as if the maximum offering amount of 50,000 were sold in this offering. We have no shares of preferred stock outstanding.

Unless otherwise noted below, the address of each person listed on the table is c/o Baqua, Inc., 325 West Main Street, Third Floor, Lexington, Kentucky 40507.

Name and Position of Management	Shares Beneficially Owned Prior to Offering				Shares Beneficially Owned After Offering (1)			
	Number		Percent		Number		Percent	
Sandra W. Marlowe, Director and Officer	1,890,500	(2)	77.84	%	1,890,500	(2)	74.76	%
Byron Marlowe, Director and Officer	1,890,500	(2)	77.84	%	1,890,500	(2)	74.76	%
Rachael Bullock, Director and Officer	1,890,500	(2)	77.84	%	1,890,500	(2)	74.76	%
Officers and Directors as a Group	1,890,500		77.84	%	1,890,500		74.76	%

1. Assumes 50,000 shares of our common stock are issued pursuant to this offering.
2. All shares beneficially owned by Sandra W. Marlowe, Byron Marlowe and Rachael Bullock are owned directly by Royalty Ridge, LLC, a Kentucky limited liability company owned by Sandra W. Marlowe, Byron Marlowe, Rachael Bullock and other members of the Marlowe family. Sandra W. Marlowe possesses 51% voting and investment power over the shares of common stock owned by Royalty Ridge, LLC, Byron Marlowe owns 9.8% voting and investment power over the shares

of common stock owned by Royalty Ridge, LLC, and Rachael Bullock owns 9.8% voting and investment power over the shares of common stock owned by Royalty Ridge, LLC.

Description of the Offering

The Company is attempting to raise the target amount of $10,000 in this Offering (the "Minimum Offering Amount" or the "Target Offering Amount") through the sale of 5,000 Shares of Common Stock at a price of $2.00 each. The Company must receive commitments from investors in an amount totaling the Minimum Offering Amount by December 31, 2016 (the "Offering Deadline") in order to receive any funds under this Offering. If the sum of the investment commitments does not equal or exceed the Minimum Offering Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled, and committed funds will be returned to potential investors without interest or deductions. The Company may extend the Offering Deadline, and all investors will be notified in that case.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. A third-party valuation or appraisal has not been prepared for the business. Before making an investment decision, you should carefully consider that the price for the Securities has been arbitrarily determined. You are encouraged to determine your own independent value of both the Company and the Securities prior to investing.

When you complete the investment process with the StartEngine crowdfunding portal, your funds will be held in escrow with the escrow agent in compliance with applicable securities laws until the Minimum Offering Amount of investments is reached. The escrow agent may reject or return funds if it deems, in its discretion, that such is necessary or advisable under applicable laws and industry practices. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Offering Amount has been reached. If the Company reaches the Minimum Offering Amount prior to the Offering Deadline, it may close the Offering after five (5) days from reaching the Minimum Offering Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Offering Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing. A Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable after closing.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The minimum amount that a Purchaser may invest in the Offering is $500, which is the price for two hundred fifty (250) Common Shares of the Securities.

The Offering is being made through StartEngine Capital LLC, the Intermediary. The following three fields below set forth the compensation being paid in connection with the Offering.

Commission/Fee (%): 5.0%

Commission/Fee (flat): NONE

Stock, Warrants and Other Compensation

The Company has granted 74,855 warrants, to purchase an equal number of shares, of the Company's common stock at a per share price of $3.00. The Company has not granted issued, or entered, and there is not currently in force or effect, any purchase agreement, option, or other right under which any person has rights to purchase or acquire any ownership interest in the Company.

Transfer Agent and Registrar

Fund America Stock Transfer will act as transfer agent and registrar for the Securities.

Subscription Period

The offering of shares will terminate on December 31, 2016, unless we extend the offering or terminate the offering sooner. We may terminate the offering prior to December 31, 2016 if subscriptions for the target number of shares have been received and accepted by us before such date. Subscriptions for shares must be received and accepted by us on or before such date to qualify the subscriber for participation in Baqua.

Under the Regulation CF rules that govern the crowdfunding investment process, investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials. Our intermediary, StartEngine, will notify investors when the target offering amount has been met. If we reach the target offering amount prior to the December 31, 2016 deadline, we may close the offering early if we provide notice to all investors about the new offering deadline date at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to us upon closing of the offering and the investor will receive securities in exchange for their investment.

Crowdfunding Subscription Procedures

In order to subscribe to purchase the shares, a prospective investor must complete the subscription process on our intermediary funding portal's web platform, at www.startengine.com. To make an investment in Baqua, you will need to have the following information:

1. Personal information; such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before the closing occurs. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, let StartEngine know by emailing [startengine cancellation email address]. Please include your name, our company name (Baqua, Inc.), the amount, the investment number, and the date your made your investment.

Crowdfunding Investor Limits

Under the Regulation Crowdfunding rules, a crowdfunding investor may invest up to certain maximum amounts in a Regulation Crowdfunding offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Interim Investments

Company funds not needed on an immediate basis to fund our operations may be invested in government securities, money market accounts, deposits or certificates of deposit in commercial banks or savings and loan associations, bank repurchase agreements, funds backed by government securities, short-term commercial paper, or in other similar interim investments.

Selling Security Holders and Regulation A

In order to make Regulation A securities more attractive to prospective investors, so as to encourage initial investment and increase capital formation, in the 2015 amendment to Regulation A the Securities and Exchange Commission (the "SEC") gave existing shareholders of an issuer, such as private placement investors, the option to exit their investment through a Regulation A offering. These rules were implemented by the SEC specifically to provide additional liquidity to existing non-affiliate shareholders, enabling them to access liquidity through a Regulation A offering while ensuring that secondary sales at the time of such offerings are made in conjunction with new capital raising by the issuer.

Regulation A offerings permit secondary sales by selling security holders subject to certain conditions. The amount of securities that selling shareholders can sell at the time of an issuer's initial Regulation A offering and within the following 12-month period may not exceed 30% of the aggregate offering price (offering size) of a particular offering. Following the expiration of the first 12-month period after an issuer's initial qualification of a Regulation A offering statement, the amount of securities that affiliate shareholders can sell in a Regulation A offering in any 12-month period will be limited to $6 million in Tier 1 offerings and $15 million in Tier 2 offerings. After the initial 12-month period, sales by non-affiliate shareholders made pursuant to the offering statement will not be subject to a limit on secondary sales but will be aggregated with sales by the issuer and affiliates for the purposes of compliance with the maximum offering limitation for the respective tier.

Our Intent to File a Regulation A Offering Statement

The Company intends to file a Regulation A offering circular on Form 1-A under the Securities Act of 1933, as amended, with the SEC to qualify for sale common stock of the Company by certain stockholders as soon as reasonably possible following the completion of this Regulation Crowdfunding offering. The Company expects that those stockholders who wish to register their shares in the Regulation A offering will offer shares of common stock equaling approximately 10% of the aggregate offering price, plus up to an additional 5% of the aggregate offering price for the underwriter's overallotment option. Stockholders wishing to register their shares in the Company's planned Registration A offering will be required to respond to the Company's Selling Security Holder Notice and Questionnaire, which will be issued by the Company when the offering circular filing date is set.

All beneficial owners of the Company's common stock will not be entitled to qualify their shares in the Regulation A offering. Participants in this Crowdfunding Offering who wish to be selling shareholders in the Regulation A offering will be added on a pro-rata basis, subject to eligibility to be determined based on submission of their Selling Shareholder Notice and Questionnaires, until the cap of 10% of the aggregate offering price has been reached. Stockholders will have up to 10 days or until the 10% aggregate cap is met, whichever comes first, in order to participate in the Regulation A offering as selling security holders. At the close of the Regulation A offering, 10% of the actual aggregate offering proceeds will be dedicated to the sale of shares by selling shareholders on a pro-rata basis according to the number of shares offered by such selling shareholder. Proceeds from the sale of shares sold by selling shareholders will be held in escrow with other offering proceeds and distributed at the close of the Regulation A offering.

There can be no assurance that the Company will be able to successfully perform a Regulation A offering filing, qualification or any other liquidity event. Although the Company intends to file a Regulation A offering circular on Form 1-A under the Securities Act of 1933, as amended, with the SEC to qualify for sale common stock of the Company by certain stockholders as soon as reasonably possible following the completion of this Regulation Crowdfunding offering, no assurance can be given that any resale qualification or other liquidity event will be consummated or that, if consummated, it would result in increased value of the Securities. Various risk factors apply. See "Risk Factors relating to the Company's Intended Regulation A Offering" on page 19.

Selling shareholders and Rule 144

If the Company does not qualify any offering statement registering the shares of non-affiliate shareholders who hold restricted securities purchased in reliance on Regulation Crowdfunding, those shareholders will be able to sell them freely after a one-year holding period pursuant to Rule 144.

Our Intent to Conduct a Tax-Advantaged Regulation D Offering

Concurrently with this Offering, the Company intends to conduct a tax-advantaged private placement offering under the Commonwealth of Kentucky's Angel Investment Act and pursuant to Regulation D, 506(c) of the Securities Act of 1933, as amended, where investors may receive Kentucky state tax credits equaling 40% of the value of their investment from Kentucky (the "Kentucky Angel Investment Act Offering"). In order for investors in our Kentucky Angel Investment Act Offering to receive Kentucky state tax credits, the investors and the Company will have to be qualified under Kentucky's investment incentive program. This Kentucky Angel Investment Act Offering will only be open to approved purchasers who are accredited investors as that term is defined in Rule 501 under Regulation D pursuant to the Securities Act of 1933, as amended, whose accredited status has been verified by a third party as required by Rule 506(c) under Regulation D, and who are approved by Kentucky as qualified investors.

The Kentucky Angel Investment Act program, established by Kentucky's legislature in KRS 154.20-230 through 240, is a state-administered tax incentive program administered by the Kentucky Cabinet for Economic Development under the authority of the Kentucky Economic Development Finance Authority (KEDFA). The Kentucky Angel Investment Act program was established by the state's legislature to encourage capital investment in Kentucky small businesses. Through the KEDFA, qualified investors in qualified investments are allocated forty percent (40%) to fifty percent (50%) tax credits on the amount of their investment. The tax credits are transferable, non-refundable, may be claimed at up to fifty percent (50%) of the total amount of credit awarded or transferred in any tax year, and will carry-forward for up to fifteen (15) years.

We intend to open the Kentucky Angel Investment Act Offering to accredited investors while this Offering is underway, with a $10,000 per-investor minimum investment amount, a minimum total offering amount of $30,000, and a maximum total offering amount of $1,250,000. We plan to offer a minimum of 3,200 and a maximum of 400,000 shares of our common stock at the price of $3.125 per share. The Company must submit a qualified investment application to the Kentucky Cabinet for Economic Development for 2017 Angel Investment Act tax credits beginning Monday, December 12th, 2016, and this application must be approved for investors to receive their tax credits from the state.

While we believe that the Company meets the requirements of the Kentucky Angel Investment Act for inclusion in the program, the approval process is competitive and a total of $3,000,000 in tax credits will be allocated to all qualified investments for the 2017 tax year. There is no guarantee that our application will be approved. Under the terms of our Kentucky Angel Investment Act Offering, our escrow agent will hold investors' funds in trust pending the approval of our qualified investment application, and investors will have the option of cancelling their purchase in the event that

Kentucky's Cabinet for Economic Development does not approve our application. We reserve the right to cancel or adjust the terms of this Kentucky Angel Investment Act Offering at the Company's discretion.

Description of the Securities

We are offering shares of common stock for a purchase price of $2.00 per share with a minimum purchase requirement of $500, or 250 shares. The maximum offering is $100,000, or 50,000 shares. We will have the unrestricted right to reject tendered subscriptions for any reason and to accept less than the minimum investment from a limited number of subscribers. In the event the shares available for sale are oversubscribed, they will be sold to those investors subscribing first.

The purchase price for the shares will be payable in full upon subscription. Subscription funds will be deposited into our escrow account maintained by an independent escrow agent, FundAmerica Securities, LLC, who will act as custodian of your investment in a trustee capacity until it is accepted by Baqua. Once Baqua accepts your investment, and certain regulatory procedures are completed, your money will be transferred by the escrow agent from the escrow account to Baqua in exchange for your Shares. At that point, you will be an investor in Baqua.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Transfers of the Securities are subject to state and federal securities laws. The Securities being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such securities are transferred: (i) to the Company, (ii) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, (iii) as part of an offering registered with the SEC, or (iv) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

BAQUA, INC.
RISK FACTORS

Risks Related to Our Financial Condition and Operations

We are a development stage company organized in May 2014 and have not commenced operations, making an evaluation of us extremely difficult. At this stage, even with our good faith efforts, there is nothing on which to base an assumption that we will become profitable or generate any significant amount of revenues.

We were incorporated in March 2014 as a Kentucky limited liability company and converted to a Delaware stock corporation on March 28, 2016. As a result of being a start-up company we have (i) generated no revenues, and (ii) an accumulated deficit of $59,118 as of the period ended December 31, 2015. We have been focused on market research, beverage recipe formulation and business plan development since we incorporated. Although we have commenced the development of our website and marketing strategy, there is nothing at this time on which to base an assumption that our business plan of operations will prove to be successful or that we will ever be able to operate profitably. Our future operating results will depend on many factors, including our ability to raise adequate working capital, demand for our product, the level of our competition and our ability to attract and maintain key management and employees. We do have a market-ready product that is ready for production and distribution, however, we currently do not have any customers. As such, we have generated no revenues and there can be no assurances that we will generate any revenues in the future.

Because management has no experience in the functional beverage business, our business has a higher risk of failure.

Our Chief Executive Officer has been developing our functional beverages since 2012, and does not have experience marketing and selling functional beverages. In addition, we do not have any employees with experience in this business sector. As a result, we may not be able to recognize and take advantage of product, related service and market trends in the sector and we may be unable to accurately predict consumer demand. In addition, our director's decisions and choices may not be well thought out and our plan of operations, earnings and ultimate financial success may suffer irreparable harm as a result.

If we are unable to generate a substantial customer base for our products, our business will fail.

The success of Baqua's business requires that we sell our product to consumers at a profit. Since our revenue will be generated exclusively from our sales of our beverage products, we need to attract enough people to buy our product to cover our costs. If we are unable to attract enough customers to purchase our products, we will generate losses and cause our business to fail.

The sale of ingested products involves product liability and other risks.

Like other distributors of products that are ingested, the Company faces an inherent risk of exposure to product liability claims if the use of its products results in illness or injury. The product that the Company intends to sell in the U.S. is subject to laws and regulations, including those administered by the FDA that establish manufacturing practices and quality standards for food products. Product liability claims could have a material adverse effect on the Company's business. Distributors of vitamins, nutritional supplements and minerals, have been named as defendants in product liability lawsuits from time to time. The successful assertion or settlement of an uninsured claim, a significant number of insured claims or a claim exceeding the limits of the Company's insurance coverage would harm the Company by adding costs to its business and by diverting the attention of senior management from the operation of its business. The Company may also be subject to claims that its products contain contaminants, are improperly labeled, include inadequate instructions as to use or inadequate warnings covering interactions with other substances. Product liability litigation, even if not meritorious, is very expensive and could also entail adverse publicity for the Company and reduce its revenue. In addition, the products the Company distributes, or certain components of those products, may be subject to product recalls or other deficiencies. Any negative publicity associated with these actions would adversely affect the Company's brand and may result in decreased product sales and, as a result, lower revenues and profits.

Significant additional labeling or warning requirements may inhibit sales of affected products.

Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of the Company's products. If these types of requirements become applicable to the Company's products under current or future environmental or health laws or regulations, they may inhibit sales of such products.

We will be competing with better-established companies.

Baqua will not be the first company to attempt to develop natural beverages intended to enhance sports nutrition. There are other companies whose contacts and expertise may be more advanced than ours, and whose methods of marketing and resale may be more cost-effective. Further, Baqua will face competition from better-established companies that may have better local, regional and national marketing, production and distribution networks, and whose efforts may produce larger sales and revenues.

We may face intense competition and expect competition to increase in the future, which could prohibit us from developing a customer base and generating revenue.

The beverage industry is highly competitive, with low barriers to entry, and we expect more companies to enter the sector and a wider range of and related products to be introduced. These companies may already have an established market in our industry. Most of these companies have significantly greater financial and other resources than Baqua and have been developing their products longer than we have been developing ours.

Due to our lack of operations we have not yet proven profitable.

To date Baqua has not commenced selling of our products. We do not presently have a product placed with any distributor or retailer, and we currently do not have any customers. We cannot assure that we will achieve or attain profitability in 2016 or at any other time. If we cannot achieve operating profitability, we may not be able to meet our working capital requirements, which will have a material adverse effect on our business operating results and financial condition.

Our business plan is speculative.

Our planned business is speculative and subject to numerous risks and uncertainties. The development and marketing of our alternative beverage products may not succeed in creating any commercial products or revenue due to functional failure, lack of acceptance or demand from the marketplace, technological inefficiencies, competition, or for other reasons. There is no assurance that we will ever earn revenue or a profit.

We cannot assure that we will earn a profit or that our products will be accepted by consumers.

Baqua's business is speculative and dependent upon acceptance of our potential branded and non-branded products by consumers. Our operating performance will be heavily dependent on whether or not we are able to earn a profit on the sale of our beverage products. We cannot assure that we will be successful or earn any revenue or profit, or that investors will not lose their entire investment.

Unfavorable economic conditions or other factors may affect our ability to raise capital.

Unfavorable economic conditions or other factors could increase Baqua's funding costs and/or limit our access to the capital markets. An inability to successfully access the capital markets could limit our ability to grow our business and fully execute our business strategy and could decrease our earnings, if any.

If we were to lose the services of our key personnel, we may not be able to execute our business strategy.

Baqua's success is substantially dependent on the performance of our executive officers and key employees. The loss of any of our officers or directors would have a material adverse impact on us. Baqua will generally be dependent upon Sandra W. Marlowe, Byron Marlowe and Rachael Marlowe for the direction, management and daily supervision of our operations.

We have no independent directors.

Currently, Baqua's board of directors has one member, our founder Sandra W. Marlowe. None of our directors are considered "independent directors," as defined under Financial Industry Regulatory Authority, Inc. ("FINRA") listing standards. Currently we do not have any committees of the board of directors. We plan to form audit and compensation committees in the future, but need to add one or two independent directors with financial acumen before we can form those committees.

Failure to effectively manage our potential growth could place strains on our managerial, operational and financial resources and could adversely affect our business and operating results.

Baqua's expansion of our business strategy and our potential growth is expected to place a strain on Baqua's managerial, operational and financial resources and systems. Further, as Baqua's business grows, we will be required to initiate, develop and manage multiple commercial relationships. Any growth by Baqua, or an increase in the number of our strategic relationships or litigation, may place additional strain on our managerial, operational and financial resources and systems. Although Baqua may not grow as we expect, if we fail to manage our growth effectively or to develop and expand our managerial, operational and financial resources and systems, our business and financial results will be materially harmed.

If we are unable to successfully market our brand our business may be negatively affected.

Our success with the product may be dependent upon our ability to market our Baqua brand and deliver Baqua beverage products. As is typical with new products and brand recognition, demand for and market acceptance of Baqua's alternative beverage products is subject to uncertainty. Achieving market acceptance for Baqua's functional beverage products may require substantial marketing and other efforts and the expenditure of significant funds to create customer demand. There can be no assurance that our efforts will be successful. The failure of Baqua products to gain sufficient market acceptance could adversely affect the image of our Company and the demand for our products now or in the future. This may have an adverse and material effect on our results of operations, financial condition, and viability as a Company.

Increases in raw materials, packaging, and distribution may adversely affect the Company.

Our financial results materially depend upon the costs of raw materials including production and packaging, and our ability to pass these costs onto our customers. Fluctuations in the cost of raw materials may occur due to changes in supply and demand, general economic conditions, and other factors. Fluctuations in our costs for packaging materials can result from changes in supply and demand, general economic conditions, and other factors. In addition, changes in the costs of distribution due to commodity prices or other aspects of the distribution process, including but not limited to oil and gas prices, may result from any number of factors such as changes in supply and demand, seasonality, and the current risk premium associated with the prices of our raw materials.

In the event of any increase in the cost of raw materials, packaging, or distribution expenses, we may be required to charge higher selling prices for our products to avoid margin deterioration. We cannot provide any assurances regarding the timing or the extent of our ability to successfully charge higher prices for our products, or the extent to which any price increase will affect future sales volumes and as a result, may have a material and adverse effect on our results of operations, financial condition and viability as a Company.

We are dependent on the contracted services of third-party beverage bottlers to manufacture and package our product, therefore any slowdown or inability to manufacture and package our product may have an adverse and material effect on the financial condition of our business.

Baqua is and will continue to be dependent on our third-party beverage bottlers to manufacture and package our beverage products. We will be substantially dependent on our ability to maintain these third-party relationships and our revenue-generating capabilities rest on their ability to manufacture and package our product to certain quality specifications before distribution. Failure by Baqua to maintain commercial relationships with our third-party bottlers to manufacture and package substantial quantities of our product with the specified quality, or failure by their equipment could have a material and adverse effect on the results of operations and financial condition of the Company.

Failure to maintain existing, and secure adequate additional, production and distribution agreements may have an impact on the financial condition of the Company. We require widespread distribution of our beverage product to interest consumers. As per Baqua's business plan, we intend to develop and maintain distribution agreements with premium supermarkets, alternative beverage retailers and food distributors. However, we can make no assurance that we will ever enter into distribution agreements with any or all of the above listed channels of distribution and upon the expiration of any distribution agreements, we can make no assurances that we will be able to enter into new distribution agreements with the same or additional retailers and distributors, if at all. If Baqua is unable to make suitable distribution arrangements, we will likely incur losses that impair the financial condition of our business. If we are unable to secure distribution of our products, the viability and growth prospects of the Company may be materially and adversely affected.

An economic downturn could result in reduced sales and lower revenues and profitability.

Purchases of Baqua beverage products may be affected by negative trends in the general economy that adversely affect consumer spending. Any reduction in consumer confidence or disposable income in general may affect alternative beverage companies more significantly than companies in industries that rely less on discretionary consumer spending.

If our product does not deliver the intended or advertised benefits, the Company may be adversely affected.

If for any reason consumers find that Baqua beverage products do not adequately deliver on our claims or advertisements, the Company may see a substantial decrease in sales, revenue, and the value of our brand. Therefore, any claim, whether real or imagined, that Baqua beverage products does not adequately deliver the advertised benefits may have an adverse and material effect on our results of operations, financial condition, and viability as a Company.

We are subject to inventory risk.

The Company's beverage products will be tested for stability and each product will have associated with it an expiration date after which the product cannot be sold. In order to provide the freshest product possible, Baqua will make every attempt to produce our beverage products on a just-in-time basis through regional bottlers. However, as sales trends change it will be possible for the Company to over-produce finished goods inventory or have excess raw materials that are not used before their expiration dates. Should sales trends change too rapidly or should manufacturing planning be poor, Baqua could be subject to larger than normal expenses for writing off inventory which would affect the financial condition of the Company and results of operations during the period in which larger than expected write downs of inventory were to occur.

We are dependent on certain specialized ingredients from a specific supplier for the manufacture of our beverages, and any shortage, delay, or other difficulty in obtaining these necessary ingredients could have a material and adverse effect on the Company. We are dependent on these certain ingredients to continue to produce and manufacture our product. Any difficulty in obtaining these necessary ingredients, including but not limited to shortage, delay, and natural or man-made disasters, including but not limited to floods, fires, drought, tornado, or hurricane, could have a material and adverse effect on our results of operations and financial condition. As our formulas have a specific limited source, no viable alternatives or substitutes may exist to our formulation, as such, if the problem in obtaining the ingredients is long-term in nature, the viability of the Company may be materially and adversely affected.

The Company is subject to risks associated with national trends and consumer behavior.

Baqua intends to sell its products nationally through several channels of distribution. As such, we will not be immune from trends in the national economy. Negative employment, a slowdown in the housing market and other economic trends directly affect the average consumer's purchasing ability that in turn would affect the Company's sales. Uncertainty due to world events can affect the general willingness of consumers to spend on any item that the consumer may not feel is essential, including the Company's functional beverage products. This would have a material adverse effect on the Company's business. Additionally, consumer needs and purchasing behavior can change at a rapid pace. In order to be successful, the Company must be able to anticipate and adapt to these changes. There is no assurance that the Company can successfully anticipate these changes in consumer behavior or that it can successfully adapt to them.

The Company may not be able to protect any intellectual property rights we may develop effectively, which would allow competitors to duplicate or replicate our products and/or services limiting our ability to compete. This could adversely affect the Company's ability to compete.

Baqua expects intellectual property to be critical to its prospects and ability to compete, and if it fails to protect any intellectual property rights it develops adequately, competitors might gain access to our products. The Company relies primarily on trademark and trade secret laws in the United States, as well as license agreements, third-party non-disclosure and other agreements and other contractual provisions and technical measures to protect any intellectual property rights it may develop. Baqua attempts to negotiate beneficial intellectual property ownership provisions in its contracts and also requires or will require employees, consultants, advisors and collaborators to enter into confidentiality agreements in order to protect the confidentiality of any proprietary information. Additionally, laws and the Company's actual contractual terms may not be sufficient to protect the Company's beverage products and concepts from use or theft by third parties.

Furthermore, Baqua cannot assure you that any protections would be adequate or available to prevent competitors from independently developing products that are substantially equivalent or superior to any products that may be developed by the Company. We may have legal or contractual rights that we could assert against illegal use of any intellectual property rights we may one day have, but lawsuits claiming infringement or misappropriation are complex and expensive, and the outcome would not be certain. The efforts we have taken to protect our intellectual property and proprietary rights may not be sufficient or effective at stopping unauthorized use of our intellectual property and proprietary rights. There may be instances where we are not able to fully protect or utilize our intellectual property in a manner that maximizes competitive advantage. If we are unable to protect our intellectual property and proprietary rights from unauthorized use, the value of our products may be reduced, which could negatively impact our business. If we are forced to resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome and expensive. In addition, our proprietary rights could be at risk if we are unsuccessful in, or cannot afford to pursue, those proceedings. We also rely on trade secrets and contract law to protect some of our proprietary technology.

If we infringe on the intellectual property rights of third parties, we may have to defend against litigation and pay damages and our business and prospects may be adversely affected.

If a third party were to assert that Baqua's beverage products infringe on their patent, copyright, trademark, trade secret or other intellectual property rights, we could incur substantial litigation costs and be forced to pay substantial damages. Third-party infringement claims, regardless of their outcome, would not only consume significant financial resources, but would also divert our management's time and attention. Such claims could also cause our customers or potential customers to purchase competitors' products or limit their purchase or use of our affected products until resolution of the claim.

If any of Baqua's beverage products are found to violate third-party intellectual property rights, we may have to re-engineer one or more of our products, or we may have to obtain licenses from third parties to continue offering our products without substantial re-engineering. Our efforts to re-engineer or obtain licenses could require significant expenditures of time and money and may not be successful. Accordingly, any claims or litigation regarding our infringement of intellectual property of a third party could have a material adverse effect on our business and prospects.

Our success may depend upon our ability to protect our proprietary formulations, trademarks and trade secrets. We rely on a combination of trademark and trade secret laws including nondisclosure and other contractual agreements with employees and third parties to protect our proprietary formulas and trademarks. There can be no assurance that the steps we take to protect Baqua's proprietary and intellectual property rights will be adequate to protect misappropriation of such rights or that third parties will not independently develop equivalent or superior formulations and production and distribution methods. We have initiated proceedings in the United States Patent and Trademark Office for our Baqua beverage products that may demand significant financial and management resources. If our trademarks are not approved, or similar formulas and/or brands are created, this may have a material and adverse effect on our results of operations and the viability of the Company.

If Baqua or our retailers are the subject of product liability claims, we may incur significant and unexpected costs and our business reputation could be adversely affected and if we experience product recalls, we may also incur significant and unexpected costs and our business reputation may be adversely affected.

While the safety and quality of Baqua beverage products is of substantial importance to the Company, we may be exposed to product liability claims and adverse public relations if consumption or use of our products is alleged to cause injury, illness, or death. Our insurance may not be adequate to cover all liabilities we incur in connection with product liability claims. We may not be able to continue to maintain our existing insurance or obtain comparable insurance at a reasonable cost, if at all. A product liability judgment against Baqua, or our agreement to settle a product liability claim, could also result in substantial and unexpected expenditures, which would reduce operating income and cash flow. In addition, even if product liability claims against us are not successful, or are not fully pursued, in defending these claims we would be likely to incur significant costs.

We may be exposed to product recalls and adverse public relations if our beverage products are alleged to cause injury, illness, or death, or if we are alleged to have violated any governmental regulations. A product recall could result in substantial and unexpected expenditures, which could reduce our operating income and cash flows. In addition, a product recall may require significant management attention. Product recalls may damage the value of the Baqua brand and lead to decreased demand for our products and a significant decrease in revenue. Product recalls may also lead to increased scrutiny by federal, state and local regulatory agencies, and could have a material adverse effect on our brand, business, results of operations and financial condition.

These claims, if any, may be time-consuming and require management to spend time defending the claims rather than operating our business. Product liability claims, or any other events that cause consumers to no longer associate the Baqua brand with high quality and safety may decrease the value of our brand and lead to lower demand for our product in addition to the possibility of significantly decreased revenue. Product liability claims may also lead to increased scrutiny of our operations by federal and state regulatory agencies, and could have a material and adverse effect on our brand, results of operations, financial condition, and viability as a Company.

The increased costs associated with, and inability to obtain, adequate product liability insurance could adversely affect our profitability and financial condition.

The potential for product liability claims, among others, has resulted in, and may continue to result in, significant increases in insurance premium costs and difficulties obtaining sufficiently high policy limits. We cannot assure you that future increases in such insurance costs and difficulties obtaining high policy limits will not adversely impact our profitability, which may impact our operating results and growth.

Our insurance coverage may not be adequate if a catastrophic event occurred.

While management attempts to obtain, and believes it presently has, reasonable policy limits of property, casualty, liability, and business interruption insurance, including coverage for acts of terrorism, with financially sound insurers, we cannot guarantee that our policy limits for property, casualty, liability, and business interruption insurance currently in force, including coverage for acts of terrorism, would be adequate should a catastrophic event occur related to our property, equipment, or product, or that our insurers would have adequate financial resources to sufficiently or fully pay our related claims or damages. Once our coverage expires, we cannot guarantee that adequate coverage limits will be available, offered at reasonable costs, or offered by insurers with sufficient financial soundness. The occurrence of such an incident or incidents affecting any one or more of our speedway facilities could have a materially adverse effect on our financial position and future results of operations if asset damage and/or company liability was to exceed insurance coverage limits or if an insurer was unable to sufficiently or fully pay our related claims or damages which may significantly impair our ability to obtain such insurance coverage in the future.

We rely upon limited product offerings.

Baqua produces one product, our Ancient Grain Tisane, in a variety of flavors. This lack of diversification could make us vulnerable to changes in beverage industry fundamentals and adverse industry developments. At this time, we intend to only bring to market this single product in a variety of flavors, as described in our business plan. This lack of diversification in our business operations may expose us to significant risks and volatility within our operating and profitability metrics. Any significant changes within the market, industry, competition, or demand for the products, industries may have a material and adverse effect on the financial condition of the Company.

Investments in small businesses such as the Company are highly speculative and risky so only investors that can bear the complete loss of their investment should invest in the Securities.

Baqua's management is inexperienced and investors will not be able to evaluate Baqua due to our lack of operating history. As a small business, Baqua may also depend heavily upon a single customer, supplier, or employee, the loss of which would seriously damage our profitability. The demand for Baqua's functional beverage product may be seasonal or be impacted by the overall economy, or Baqua could face other risks that are specific to the alternative beverage industry. Baqua may also have a hard time competing against larger or better-capitalized alternative beverage companies who are able to negotiate for better prices from suppliers, produce goods and services on a larger or more economical scale, or take advantage of larger marketing budgets. Furthermore, Baqua could face risks from lawsuits, governmental regulations, and other potential impediments to our growth.

According to the U.S. Small Business Administration, half of all new businesses fail within 5 years.

Small investors typically have very little power, so they are generally unable to influence the management decisions that affect the viability of the Company and potential profitability of the investment. New investors are often asked to pay more money for their shares than the issuer's officers or principal owners (who may have contributed "sweat equity"). Furthermore, the value of the small investor's ownership share in the Company's assets (the "tangible book value") is almost always less than the amount paid for the shares. It may be difficult or impossible to recover your money if the investment does not perform as expected. Due to limited regulatory oversight over these types of offerings, investors may be left on their own to pursue costly private lawsuits if things go wrong.

We cannot assure you that we will effectively manage our growth, if any.

The scope and complexity of Baqua's business may increase significantly. Baqua's management lacks experience and may not be able to manage our growth effectively. To effectively manage our growth, we must effectively produce, market and sell our functional beverage product. This could negatively affect our business performance. The growth and expansion of our business and products would create significant challenges for our management, operational, and financial resources, including managing multiple relations with beverage ingredient suppliers, brewers and bottlers, advertisers, distributors and retailers, and other third parties.

Risks Related to Our Securities

We are a development stage company organized in May 2014 and have not commenced operations, making an evaluation of us extremely difficult. At this stage, even with our good faith efforts, there is nothing on which to base an assumption that we will become profitable or generate any significant amount of revenues.

We were incorporated in March 2014 as a Kentucky limited liability company and converted to a Delaware stock corporation on March 28, 2016. As a result of being a start-up company we have (i) generated no revenues, and (ii) an accumulated deficit of $59,118 as of the period ended December 31, 2015. We have been focused on market research, beverage recipe formulation and business plan development since we incorporated. Although we have commenced the development of our website and marketing strategy, there is nothing at this time on which to base an assumption that our business plan of operations will prove to be successful or that we will ever be able to operate profitably. Our future operating results will depend on many factors, including our ability to raise adequate working capital, demand for our product, the level of our competition and our ability to attract and maintain key management and employees. We do have a market-ready product that is ready for production and distribution, however, we currently do not have any customers. As such, we have generated no revenues and there can be no assurances that we will generate any revenues in the future.

There is no minimum capitalization required in this offering.

We cannot assure that all or a significant number of shares of common stock will be sold in this offering. Investors' subscription funds will be used by us as soon as they are received, and no refunds will be given if an inadequate amount of money is raised from this offering to enable us to conduct our business. Management has no obligation to purchase shares of common stock. If we raise less than the entire amount that we are seeking in the offering, then we may not have sufficient capital to meet our operating requirements. We cannot assure that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us. Under such circumstances, investors in our common stock could lose their investment in us. Furthermore, investors who subscribe for shares in the earlier stages of the offering will assume a greater risk than investors who subscribe for shares later in the offering as subscriptions approach the maximum amount.

If we issue additional shares of our stock, shareholders may experience dilution in their ownership of us.

We are authorized to issue up to 8,000,000 shares of common stock, par value $0.0001 per share, and 2,000,000 shares of preferred stock, par value $0.0001 per share. We have the right to raise additional capital or incur borrowings from third parties to finance our business. Our board of directors has the authority, without the consent of any of our stockholders, to cause us to issue more shares of our common stock and preferred stock. Consequently, shareholders may experience more dilution in their ownership of us in the future. Our board of directors and majority shareholders have the power to amend our certificate of incorporation in order to effect forward and reverse stock splits, recapitalizations, and similar transactions without the consent of our other shareholders. We may also issue net profits interests in Baqua. The issuance of additional shares of capital stock or net profits interests by us would dilute shareholders' ownership in us.

Our principal shareholders own voting control of Baqua.

Our current officers, directors, founders and principal shareholder currently own a total of 1,890,500 shares of our common stock or approximately 86.33% of the total issued and outstanding capital stock of the Company. Our principal shareholder will own approximately 84.40% of the outstanding votes assuming that 50,000 shares of common stock are issued pursuant to this offering. These shareholders are able to exercise significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of all of our shareholders.

Our founders, directors and executive officers are among the Company's largest stockholders, they can exert significant control over the Company's business and affairs and have actual or potential interests that may depart from those of subscribers in the offering.

The Company's founders, directors and executive officers own or control a significant percentage of the Company. Additionally, the holdings of the Company's directors and executive officers may increase in the future upon vesting or other maturation of exercise rights under any of the options or warrants they may hold or in the future be granted or if they otherwise acquire additional interest in the Company. The interests of such persons may differ from the interests of the Company's other stockholders, including purchasers of securities in the offering. As a result, in addition to their board seats and offices, such persons will have significant influence over and control all corporate actions requiring stockholder approval, irrespective of how the Company's other stockholders, including purchasers in the offering, may vote, including the following actions:

- to elect or defeat the election of the Company's directors;
- to amend or prevent amendment of the Company's Certificate of Incorporation or By-laws;
- to effect or prevent a merger, sale of assets or other corporate transaction; and
- to control the outcome of any other matter submitted to the Company's stockholders for vote.

Such persons' ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could reduce the Company's stock price or prevent the Company's stockholders from realizing a premium over the Company's stock price.

There is no marketability or liquidity of our Shares.

The nature of early stage investing dictates a long period between the initial investment and realization of gains, if any. Such investments, if successful, typically take a number of years from the date of investment to reach a state of maturity where distributions or liquidation are possible. Moreover, an investment in us will be subject to restrictions on transfer because these are unregistered securities. There is no established public market for the offered Shares or any of our securities, nor is any such market likely to develop in the foreseeable future. None of our securities have been registered under the Securities Act of 1933, nor qualified under applicable state or other security laws, and we have no present plans to register any of our securities for public sale. None of our securities, including the offered Shares, may be resold or otherwise transferred unless they have been registered under the Securities Act of 1933 and qualified under applicable state or other security law, or unless they are exempt from such registration. This is a long-term investment. Therefore, the securities will bear restrictive legends. Therefore, the securities will not be readily liquidated in the event of an emergency. Purchasers must be prepared to hold the securities for an indefinite period of time. The Company will have no obligation to redeem Shares under any circumstances.

The Shares will bear the following legend: "THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 NOR REGISTERED NOR QUALIFIED UNDER ANY STATE SECURITIES LAWS. THIS SECURITY MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE BORROWER, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED."

The Securities will not be registered, and no one has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of the offering.

No governmental agency has reviewed the offerings posted on this Site and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of any offering. The exemptions relied upon for such offerings are significantly dependent upon the accuracy of the representations of the Investors to be made to the Company in connection with the offering. In the event that any such representations prove to be untrue, the registration exemptions relied upon by the Company in selling the securities might not be available and substantial liability to the Company would result under applicable securities laws for rescission and/or damages.

The securities will have restrictions on transferability; there is no public trading market for the Securities and one may never develop or, if it does, it may not be maintained of available to you.

Transfer of the Securities is subject to restrictions on transfer. There is currently no public trading market for the Securities and it is not anticipated that any such public market will develop in the foreseeable future. In particular, none of our Securities will be registered under any federal or state securities law, and the Securities are being offered and sold in this Offering in reliance upon exemptions from the registration requirements of those laws. Those exemptions require that the Securities be purchased for investment purposes only, and not with a current view toward their distribution or resale. Unless the Securities are subsequently registered with the Securities and Exchange Commission and any required state securities authorities, or appropriate exemptions from registration are available, you may be unable to liquidate your investment in the Company – even if your financial condition makes such liquidation necessary. In addition, none of our Securities will likely be readily acceptable as collateral for loans. Accordingly, prospective investors who require liquidity in their investments should not invest in the Securities. An investment in the Securities should only be made by those who can afford the loss of their entire investment.

Even if Baqua becomes a publicly-listed and reporting company, of which no assurances can be given, we cannot predict whether an active market for our Securities will ever develop in the future. In the absence of an active trading market:

- Investors may have difficulty buying and selling or obtaining market quotations;
- Market visibility for shares of our Securities may be limited; and
- A lack of visibility for shares of Securities may have a depressive effect on the market price for shares of our Securities.

The terms of this Offering have been arbitrarily determined.

If you purchase the Securities in this Offering you acknowledge and agree that you are paying a price that was not established in a competitive market, nor by professional valuation consultants. Rather, you are paying a price that was arbitrarily determined by the Company and its advisers. The Offering price for the Securities may bear no relationship to our assets, book value, contracts, intellectual property, customer lists, third-party relationships, historical results of operations or any other established criterion of value, and may not be indicative of the fair value of the securities. The trading price, if any, of the Securities that may prevail in any market that may develop in the future, for which there can be no assurance, may be higher or lower than the price you pay.

Our management has broad discretion in using the net proceeds from this Offering.

We will have broad discretion in the timing of the expenditures and application of proceeds received in this Offering. If we fail to apply the proceeds effectively, we may not be successful in carry out our proposed business plan to market. You will not have the opportunity to evaluate all of the economic, financial or other information upon which we may base our decisions to use the net proceeds from this Offering.

Upon dissolution of the Company, you may not recoup all or any portion of your investment.

In the event of a liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the proceeds and/or assets of the Company remaining after giving effect to such transaction, and the payment of all of our debts and liabilities will be distributed to our members on a pro rata basis. There can be no assurance that we will have available assets to pay to our members, or any amounts, upon such a liquidation, dissolution or winding-up of our Company. In this event, you could lose some or all of your investment.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company does not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held company, Baqua is currently not subject to the Sarbanes Oxley Act of 2002, and its financial controls reflect its status as a small, non-public company. The Company does not have the internal infrastructure necessary to complete an attestation about its financial controls that may be required under Section 404 of the Sarbanes Oxley Act of 2002. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial controls. If it were necessary to implement such financial controls, the cost to the Company of such compliance could be substantial and would have a material adverse effect on the Company's results of operations.

Future issuances of securities could adversely affect the position of current holders of our securities.

Baqua's charter authorizes the issuance of debt securities (including but not limited to convertible instruments), stock options, warrants, and preferred stock with various and different designations, rights, and preferences than other securities issued by the Company, as determined from time to time in the sole and absolute discretion of our board of Directors. Accordingly, our board of Directors is empowered, without stockholder approval, to issue different classes and types of securities and in amounts and with dividends, liquidation, conversion, voting, and other rights that could adversely affect the ownership percentages, securities values, voting power or other rights of other holders of our securities.

In the event of issuance, such securities could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company or, alternatively, granting the holders of those securities rights that would entrench management and/or Directors. If the holders of our securities desired to remove current management or Directors it is possible that our board of Directors could issue securities which grant the holders thereof such rights and preferences so as to discourage or frustrate attempts by other securities holders to remove current management or Directors. In doing so, management would be able to severely limit the rights of certain classes of stockholders to elect or modify the board of Directors.

The Company does not have audited financial statements nor is it required to provide investors with any annual audited financial statements or quarterly unaudited financial statements.

The Company does not have audited financial statements or audited balance sheets reviewed by outside auditors. In addition, the Company is not required to provide investors in the offering with financial information concerning the Company to which the investors may use in analyzing an investment in the Company. Therefore, your decision to make an investment in the Company must be based upon the information provided to the investors in its private placement documents without audited or CPA reviewed financial statement information and therefore, the limited information provided herewith with which investors will make an investment decision may not completely or accurately represent the financial condition of the Company. Furthermore, as a non-reporting SEC company, the Company is not required to provide you with annual audited financial statements or quarterly unaudited financial statements.

The availability of shares for sale in the future could reduce the market price of our securities.

In the future, we may issue securities to raise cash for operations and acquisitions of trademarks and/or competing companies. We have and in the future may issue securities convertible into some type of equity in the Company. Any of these events may dilute stockholders' ownership interests in our company and have an adverse impact on the price of our securities. In addition, sales of a substantial amount of our securities in the public market, or the perception that these sales may occur, could reduce the market price of our securities. This could also impair our ability to raise additional capital through the sale of our securities. Any actual or anticipated sales of shares by our stockholders may cause the trading price of our securities to decline.

We do not anticipate declaring any cash dividends on our equity securities, which may adversely impact the value of our stock.

We have never declared or paid cash dividends on our equity securities and do not plan to pay any cash dividends in the near future. Our current policy is to retain all funds and any earnings for use in the operation and expansion of our business. If we do not pay dividends, the securities you purchased in the Company may be less valuable to you because a return on your investment will only occur if the value of the securities you own appreciates.

The securities issued in by the Company in private placements may dilute your percentage ownership interest and adversely change the value of the Securities.

In connection with our current, ongoing and prior private placement offerings, we have outstanding warrants that are exercisable for an aggregate of up to 74,855 shares of our common stock, at $3.00 per share. Because the market for our securities is thinly traded, the sales and/or the perception that those sales may occur, could adversely affect the market price of our securities. Furthermore, the mere existence of a significant number of shares of securities issuable upon the exercise of warrants may be perceived by the market as having a potential dilutive effect, which could lead to a decrease in the price of our securities.

Risk Factors relating to the Company's Intended Regulation A offering

There can be no assurance of a successful Regulation A offering qualification or any other liquidity event.

Although the Company intends to file a Regulation A offering circular on Form 1-A under the Securities Act of 1933, as amended, with the SEC to qualify for sale common stock of the Company by certain stockholders as soon as reasonably possible following the completion of this Regulation Crowdfunding offering, no assurance can be given that any resale qualification or other liquidity event will be consummated or that, if consummated, it would result in increased value of the Securities.

Investors in this Offering will not have any type of registration or qualification rights in regards to the Securities.

All beneficial owners of the Company's common stock will not be entitled to qualify their shares in the Company's intended Regulation A offering or any other liquidity event, the occurrence of which there can be no assurance. Participants in this Offering who wish to be selling shareholders in the Regulation A offering will be added on a pro-rata basis, subject to eligibility and based on their timely submission of their Selling Shareholder Notice and Questionnaires. In the event that the Company should not be successful in filing or qualifying an offering document, you will have to hold the securities for an indefinite period of time.

Regulation A ongoing reports do not satisfy the current information requirements of Rule 144 and Rule 144A.

The SEC has determined that the required ongoing reporting requirements of Regulation A's Tier 2 do not constitute "adequate public information" or "reasonably current information" on a year-round basis. On the contrary, the SEC has determined that quarterly reporting is an integral part of the resale safe harbors provided for in Rule 144 and Rule 144A that contemplate the provision of ongoing and continuous information. The semiannual reporting required under the final rules for Tier 2 offerings will result in issuers only having "reasonably current information" and "adequate current public information" for the portions of the year during which the financial statements of such issuers continue to satisfy the respective rules, and issuers must also voluntarily submit on Form 1-U quarterly financial statements or other information necessary to satisfy the respective rule requirements in order to provide reasonably current and adequate current public information on a year-round basis. In such instances, and provided that the financial statements otherwise meet the financial statement requirements of Form 1-SA, such voluntarily provided quarterly information could satisfy the "reasonably current information" and "adequate current public information" requirements of Rule 144 and Rule 144A. An issuer that is therefore current in its required semiannual reporting and voluntarily provides quarterly financial statements on Form 1-U will have provided reasonably current and adequate current public information for the entirety of such year under Rule 144 and Rule 144A. Most importantly, if the Company does not voluntarily provide quarterly financial statements on Form 1-U in addition to satisfying the required ongoing reporting requirements of Regulation A, stockholders will not be able to rely on Rule 144 and 144A in regards to the resale of their shares.

Secondary sales may reduce issuer proceeds in an offering.

Secondary sales are aggregated with issuer sales for purposes of compliance with the maximum offering amount permissible under the respective tiers of a Regulation A offering, which, although partly mitigated by the 30% limit on secondary sales imposed during the initial 12-month period, may reduce the maximum amount of issuer sales in a Regulation A offering. The Company intends to allow up to 10% of the aggregate Regulation A offering price to be secondary sales of Company common stock by selling shareholders who are participants in this Offering.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BAQUA, INC.

STATEMENTS OF CASH FLOWS

FROM INCEPTION (MARCH 14, 2014) TO DECEMBER 31, 2015

Baqua, Inc.

Statement of Cash Flows

(Unaudited)

	For the Twelve Months Ended December 31, 2015	From Inception (March 14, 2014) through December 31, 2014
Cash Flows from Operating Activities:		
Net loss from operations	$ (38,768)	$ (20,350)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Changes in operating assets and liabilities	-	-
Net cash used in operating activities	(38,768)	(20,350)
Cash Flows from Investing Activities	-	-
Cash Flows from Financing Activities		
Proceeds from the sale of the Company's common stock, net of subscriptions receivable (1)	39,675	24,100
Net cash provided by financing activities	39,675	24,100
Net change in cash	$ 907	$ 3,750
Cash at beginning of period	$ 3,750	$ -
Cash at end of period	$ 4,657	$ 3,750

(1) Adjusted to retroactively reflect March 28, 2016 conversion from a Kentucky limited liability company to a Delaware corporation

See accompanying notes to the financial statements

BAQUA, INC.

STATEMENTS OF OPERATIONS

FROM INCEPTION (MARCH 14, 2014) TO DECEMBER 31, 2015

Baqua, Inc.

Condensed Statement of Operations

(Unaudited)

	For the Twelve Months Ended December 31, 2015	From Inception (March 14, 2014) through December 31, 2014
Revenue	$ -	$ -
Cost of revenue	-	-
Gross profit	-	-
Sales and marketing expense	32,152	12,910
General and administrative expense	5,981	7,061
Loss from operations	(38,133)	(19,971)
Interest expense, net	(635)	(379)
Net loss	$ (38,768)	$ (20,350)
Net loss per share - basic and diluted (1)	$ (0.02)	$ (0.01)
Weighted common shares outstanding - basic and diluted (1)	1,990,000	1,990,000

(1) Adjusted to retroactively reflect March 28, 2016 conversion from a Kentucky limited liability company to a Delaware corporation

See accompanying notes to the financial statements

BAQUA, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

FROM INCEPTION (MARCH 14, 2014) TO DECEMBER 31, 2015

Baqua, Inc.

Statement of Changes in Stockholders' Equity

(Unaudited)

	Shares Issued	Par Value	Additional Paid In Capital	Subscription Receivable	Accumulated Deficit	Stockholders' Equity
Balance as of December 31, 2013	-	$ -	$ -	$ -	$ -	$ -
Shares issued to Founder for cash proceeds of $52,000 (1)	1,890,500	$ 189	$ 51,811	$ (37,900)	$ -	$ 14,100
Shares issued to Founder for cash proceeds of $11,775 (1)	99,500	$ 10	$ 11,765	$ (1,775)	$ -	$ 10,000
Net loss	-	$ -	$ -	$ -	$ (20,350)	$ (20,350)
Balance as of December 31, 2014 (1)	1,990,000	$ 199	$ 63,576	$ (39,675)	$ (20,350)	$ 3,750
Cash proceeds from Founder who was issued 1,890,500 shares on March 14, 2014 (1)	-	$ -	$ -	$ 37,900	$ -	$ 37,900
Cash proceeds from Founder who was issued 99,500 shares on March 14, 2014 (1)	-	$ -	$ -	$ 1,775	$ -	$ 1,775
Net loss	-	$ -	$ -	$ -	$ (38,768)	$ (38,768)
Balance as of December 31, 2015 (1)	1,990,000	$ 199	$ 63,576	$ -	$ (59,118)	$ 4,657

(1) Adjusted to retroactively reflect March 28, 2016 conversion from a Kentucky limited liability company to a Delaware corporation

See accompanying notes to the financial statements

BAQUA, INC.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: *Note Payable to a Related Party*

During the three-month period ended March 31, 2016, the Company received total cash proceeds of $18,000 from Royalty Ridge, LLC, the Company's largest shareholder who has controlling ownership of the Company. The Company has recorded the $18,000 has a "note payable to a related party" on its balance sheet. This note does not have a stated term and the Company will be computing interest on the outstanding principal balance at the rate of eight (8%) percent per annum.

Royalty Ridge, LLC is owned and controlled by Sandra Marlowe, the Company's Chairman and Chief Executive Officer, and Byron Marlowe, the Company's Chief Operating Officer. As of December 31, 2015, Royalty Ridge, LLC owned 95% of the 1,990,000 shares of the Company's common stock that were issued and outstanding.

The Company does intend to repay part or all of the $18,000 principal balance and any accrued and unpaid interest with funds received from this offering.

Conflicts of Interest

The Company is not aware that it has engaged in any transactions or relationships that may give rise to a conflict of interest with the Company, its operations and its security holders.

BAQUA, INC.
USE OF PROCEEDS

The gross proceeds of the Offering to the Company will be ten thousand dollars ($10,000) if the target offering amount is reached, and one hundred thousand dollars ($100,000) if the maximum offering amount is raised. The net proceeds of the Offering, after deduction of expenses of the Offering, including but not limited to the intermediary's fees, escrow fees, legal fees, and accounting fees, will be used by the Company primarily for marketing expenses and for working capital for the business operations of the Company until such time as the Company realizes net earnings from its operations. The following table lists the estimated use of proceeds of the Offering if the Minimum Offering Amount and the Maximum Offering Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.0%	$500	5.0%	$5,000
Escrow Fees & Other Expenses of Offering	3.3%	$330	3.3%	$3,300
Estimated Attorney Fees	50%	$5,000	5%	$5,000
Estimated Accountant/ Auditor Fees	20%	$2,000	2.0%	$2,000
Marketing	20%	$2,000	35%	$35,000
Salaries	00%	$0,000	15%	$15,000
General Working Capital	1.7%	$170	35%	$34,700
Total	**100%**	**$10,000**	**100%**	**$100,000**

The estimated use of proceeds set forth above illustrates the present expectations of the Company. The Company will have discretion to alter the use of proceeds as set forth above. The Company reserves the right to alter the use of proceeds at its discretion, subject to management oversight by the Company, as the Company determines how to best implement our business plan in Kentucky.

Proceeds of the Offering will be used, in part, to pay the Company's operating expenses. Among the Company's operating expenses are the compensation of management and other personnel of the Company, including compensation that may be paid the officers of the Company, all of whom currently receive no compensation.

Irregular Use of Proceeds

No intended irregular use of proceeds are reportable as none of the following examples will exceed $10,000: vendor payments and salary made to related parties, friends or relatives; any expense labeled "Administration Expenses" that is not strictly for administrative purposes; any expense labeled "Travel and Entertainment"; or any expense that is for the purposes of inter-company debt or back payments.

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:40 PM 03/30/2016
FILED 01:40 PM 03/30/2016
SR 20161968072 - File Number 6003841

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A LIMITED LIABILITY COMPANY TO A CORPORATION PURSUANT TO SECTION 265 OF THE DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Limited Liability Company first formed is Kentucky.

2.) The jurisdiction immediately prior to filing this Certificate is Kentucky.

3.) The date the Limited Liability Company first formed is 03/14/2014.

4.) The name of the Limited Liability Company immediately prior to filing this Certificate is Belgrio, LLC.

5.) The name of the Corporation as set forth in the Certificate of Incorporation is Baqua, Inc.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company have executed this Certificate on the 28th day of March, A.D. 2016.

By: [signature]

Name: Sandra Williams Marlowe
Print or Type

Title: Manager
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:40 PM 03/30/2016
FILED 01:40 PM 03/30/2016
SR 20161968072 - File Number 6003841

CERTIFICATE OF INCORPORATION

OF

BAQUA, INC.

(Pursuant to Section 102 of the Delaware General Corporation Law)

1. The name of the corporation is BAQUA, INC. (the "Corporation").

2. The registered office of the Corporation in the State of Delaware is located at 3411 Silverside Road, Rodney Building, Suite 104, Wilmington, Delaware 19810, County of New Castle. The name of its registered agent at such address is Corporate Creations Network, Inc.

3. The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware (the "DGCL").

4. The Corporation is to have perpetual existence.

5. The total number of shares of capital stock which the Corporation shall have authority to issue is: Ten Million (10,000,000). These shares shall be divided into two classes with 8,000,000 shares designated as common stock at $.0001 par value (the "Common Stock") and 2,000,000 shares designated as preferred stock at $.0001 par value (the "Preferred Stock").

The Preferred Stock of the Corporation shall be issued by the Board of Directors of the Corporation in one or more classes or one or more series within any class and such classes or series shall have such voting powers, full or limited, or no voting powers, and such designations, preferences, limitations or restrictions as the Board of Directors of the Corporation may determine, from time to time.

Holders of shares of Common Stock shall be entitled to cast one vote for each share held at all stockholders' meetings for all purposes, including the election of directors. The Common Stock does not have cumulative voting rights.

No holder of shares of stock of any class shall be entitled as a matter of right to subscribe for or purchase or receive any part of any new or additional issue of shares of stock of any class, or of securities convertible into shares of stock of any class, whether now hereafter authorized or whether issued for money, for consideration other than money, or by way of dividend.

6. The Board of Directors shall have the power to adopt, amend or repeal the by-laws of the Corporation.

7. No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL hereafter is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended DGCL. No amendment to or repeal of this Article 7 shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

8. The Corporation shall indemnify, to the fullest extent permitted by Section 145 of the DGCL, as amended from time to time, each person that such section grants the Corporation the power to indemnify.

9.   The name and mailing address of the incorporator is Sandra W. Marlowe, at 1096 Corman Lane, Nicholasville, Kentucky 40356.

IN WITNESS WHEREOF, the undersigned, being the incorporator hereinbefore named, has executed, signed and acknowledged this certificate of incorporation this 28th day of March, 2016.

_____

Sandra W. Marlowe
Incorporator

BAQUA, INC.

Financial Statements as of December 31, 2015

BAQUA, INC.

BALANCE SHEET

AS OF DECEMBER 31, 2014 AND DECEMBER 31, 2015

Baqua, Inc.		
Condensed Balance Sheet		
	As of December 31, 2015	As of December 31, 2014
Assets	(Unaudited)	(Unaudited)
Current Assets:		
Cash	$ 4,657	$ 3,750
Total current assets	4,657	3,750
Total assets	$ 4,657	$ 3,750
Liabilities and Stockholder's Equity		
Total liabilities	$ -	$ -
Stockholders' equity:		
Common stock, 8,000,000 shares authorized, par value		
$0.0001 per share, 1,990,000 shares issued and outstanding (1)	199	199
Subscriptions receivable (1)	(-)	(39,675)
Additional paid-in capital (1)	63,576	63,576
Accumulated deficit	(59,118)	(20,350)
Total stockholders' deficit	4,657	3,750
Total liabilities and stockholder's equity	$ 4,657	$ 3,750

(1) Adjusted to retroactively reflect March 28, 2016 conversion from a Kentucky limited liability company to a Delaware corporation

See accompanying notes to the financial statements

BAQUA, INC.

STATEMENTS OF OPERATIONS

FROM INCEPTION (MARCH 14, 2014) TO DECEMBER 31, 2015

Baqua, Inc.
Condensed Statement of Operations
(Unaudited)

	For the Twelve Months Ended December 31, 2015	From Inception (March 14, 2014) through December 31, 2014
Revenue	$ -	$ -
Cost of revenue	-	-
Gross profit	-	-
Sales and marketing expense	32,152	12,910
General and administrative expense	5,981	7,061
Loss from operations	(38,133)	(19,971)
Interest expense, net	(635)	(379)
Net loss	$ (38,768)	$ (20,350)
Net loss per share - basic and diluted (1)	$ (0.02)	$ (0.01)
Weighted common shares outstanding - basic and diluted (1)	1,990,000	1,990,000

(1) Adjusted to retroactively reflect March 28, 2016 conversion from a Kentucky limited liability company to a Delaware corporation

See accompanying notes to the financial statements

BAQUA, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

FROM INCEPTION (MARCH 14, 2014) TO DECEMBER 31, 2015

Baqua, Inc.

	Shares Issued	Par Value	Additional Paid In Capital	Subscription Receivable	Accumulated Deficit	Stockholders' Equity
Statement of Changes in Stockholders' Equity						
(Unaudited)						
Balance as of December 31, 2013	-	$ -	$ -	$ -	$ -	$ -
Shares issued to Founder for cash proceeds of $52,000 (1)	1,890,500	$ 189	$ 51,811	$ (37,900)	$ -	$ 14,100
Shares issued to Founder for cash proceeds of $11,775 (1)	99,500	$ 10	$ 11,765	$ (1,775)	$ -	$ 10,000
Net loss	-	$ -	$ -	$ -	$ (20,350)	$ (20,350)
Balance as of December 31, 2014 (1)	1,990,000	$ 199	$ 63,576	$ (39,675)	$ (20,350)	$ 3,750
Cash proceeds from Founder who was issued 1,890,500shares on March 14, 2014 (1)	-	$ -	$ -	$ 37,900	$ -	$ 37,900
Cash proceeds from Founder who was issued 99,500 shares on March 14, 2014 (1)	-	$ -	$ -	$ 1,775	$ -	$ 1,775
Net loss	-	$ -	$ -	$ -	$ (38,768)	$ (38,768)
Balance as of December 31, 2015 (1)	1,990,000	$ 199	$ 63,576	$ -	$ (59,118)	$ 4,657

(1) Adjusted to retroactively reflect March 28, 2016 conversion from a Kentucky limited liability company to a Delaware corporation

See accompanying notes to the financial statements

BAQUA, INC.

STATEMENTS OF CASH FLOWS

FROM INCEPTION (MARCH 14, 2014) TO DECEMBER 31, 2015

Baqua, Inc.

Statement of Cash Flows

(Unaudited)

	For the Twelve Months Ended December 31, 2015	From Inception (March 14, 2014) through December 31, 2014
Cash Flows from Operating Activities:		
Net loss from operations	$ (38,768)	$ (20,350)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Changes in operating assets and liabilities	-	-
Net cash used in operating activities	(38,768)	(20,350)
Cash Flows from Investing Activities	-	-
Cash Flows from Financing Activities		
Proceeds from the sale of the Company's common stock, net of subscriptions receivable (1)	39,675	24,100
Net cash provided by financing activities	39,675	24,100
Net change in cash	$ 907	$ 3,750
Cash at beginning of period	$ 3,750	$ -
Cash at end of period	$ 4,657	$ 3,750

(1) Adjusted to retroactively reflect March 28, 2016 conversion from a Kentucky limited liability company to a Delaware corporation

See accompanying notes to the financial statements

BAQUA, INC.

Notes to Financial Statements

NOTE 1 - Nature of Operations

Organization and Description of Business

Baqua, Inc. ("Baqua", "we", "us", "our", or the "Company") is a Delaware corporation formed on March 14, 2014 as a Kentucky limited liability company under the name of Belgrio, LLC, and converted to a Delaware stock corporation as Baqua, Inc. on March 28, 2016. Baqua is based in Lexington, Kentucky. As of the date of this private placement memorandum, Baqua has developed five beverage products, which we intend to produce, market, sell and distribute by developing a regional distribution system in the U.S.A. Baqua is a development stage company with no revenue generation up to the date of this private placement memorandum. We have not made any sales and do not have an existing customer base.

NOTE 2 - Summary of Significant Accounting Policies

Principles of Reporting

This summary of significant accounting policies of Baqua, Inc. is presented to assist m understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to allowance for doubtful accounts, inventory valuation, the useful lives and recoverability of long-lived assets, stock-based compensation and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company's estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Revenue Recognition

Revenue includes product sales. The Company recognizes revenue from product sales in accordance with Topic 605 "Revenue Recognition in Financial Statements" which is at the time customers are invoiced at shipping point, provided title and risk of loss has passed to the customer, evidence of an arrangement exists, fees are contractually fixed or determinable, collection is reasonably assured through historical collection results and regular credit evaluations, and there are no uncertainties regarding customer acceptance.

The Company has had no revenue from its inception on March 14, 2014 through December 31, 2015. Accordingly, the Company also had no returns during that period.

Cash and Cash Equivalents

The Company considers cash equivalents with original maturities of ninety (90) days or less to be cash equivalents. The Company did not have any cash equivalents as of both December 31, 2014 and December 31, 2015.

Inventory

The Company had no inventory as of December 31, 2014, and it had 6,000 units of inventory as of December 31, 2015.

Property and Equipment

The Company did not have any property and/or equipment as of December 31, 2014, nor did it have any as of December 31, 2015.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases, including operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Offering Costs

Costs incurred in connection with raising capital by the issuance of common stock are recorded as contra equity and deducted from the capital raised. The Company did not incur any fundraising/offering costs during the fiscal years ended December 31, 2014 and December 31, 2015.

Impairment of Long Lived Assets

Current accounting literature requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value. The Company did not have any long-lived assets as of December 31, 2014, nor did it have any as of December 31, 2015.

Fair Value of Financial Instruments

The Company has adopted a standard related to the accounting for financial assets and financial liabilities and items that are recognized or disclosed at fair value in the financial statements on a recurring basis, at least annually. This standard provides a single definition of fair value and a common framework for measuring fair value as well as new disclosure requirements for fair value measurements used in financial statements. Fair value measurements are based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants exclusive of any transaction costs, and are determined by either the principal market or the most advantageous market. The principal market is the market with the greatest level of activity and volume for the asset or liability. Absent a principal market to measure fair value, the Company would use the most advantageous market, which is the market that the Company would receive the highest selling price for the asset or pay the lowest price to settle the liability, after considering transaction costs. However, when using the most advantageous market, transaction costs are only considered to determine which market is the most advantageous and these costs are then excluded when applying a fair value measurement. The adoption of this standard did not have a material effect on the Company's financial position, results of operations or cash flows.

The Company has adopted an accounting standard for applying fair value measurements to certain assets, liabilities and transactions that are periodically measured at fair value. The adoption did not have a material effect on the Company's financial position, results of operations or cash flows. The Company follows the FASB issued amendments to the accounting standards related to the measurement of liabilities that are routinely recognized or disclosed at fair value. This standard clarifies how a company should measure the fair value of liabilities, and that restrictions preventing the transfer of a liability should not be considered as a factor in the measurement of liabilities within the scope of this standard. The adoption of this standard did not have a material impact on the Company's financial statements. The fair value accounting standard creates a three-level hierarchy to prioritize the inputs used in the valuation techniques to derive fair values. The basis for fair value measurements for each level within the hierarchy is described below with Level 1 having the highest priority and Level 3 having the lowest.

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3: Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

As of both December 31, 2014 and December 31, 2015, the Company's only asset consisted of cash, which is a Level 1 asset. The Company did not have any liabilities as of December 31, 2014 and December 31, 2015, respectively.

Stock Based Compensation

The Company records stock-based compensation as a charge to earnings net of the estimated impact of forfeited awards. As such, the Company recognizes stock-based compensation cost only for those stock-based awards that are estimated to ultimately vest over their requisite service period, based on the vesting provisions of the individual grants. The cumulative affect on current and prior periods of a change in the estimated forfeiture rate is recognized as compensation cost in earnings in the period of the revision.

Accounts Receivable

The Company had no outstanding Accounts Receivables as of December 31, 2014 and December 31, 2015, respectively. Therefore, there was no need for an allowance for Doubtful Accounts.

Basic and Diluted Net Loss Per Share

Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. There were no potentially dilutive securities at December 31, 2014 and December 31, 2015, respectively.

Recent Accounting Pronouncements

In January 2014, FASB issued, Accounting Standards Update ("ASU") 2014-05, Service Concession Arrangements (ASC Topic 853). The objective of this Update is to specify that an operating entity should not account for a service concession arrangement within the scope of this Update as a lease in accordance with FASB ASC Topic 840, Leases. Service concession arrangements may become more prevalent in the US as public-sector entities seek alternative ways to provide public services on a more efficient and cost-effective basis. The amendments apply to an operating entity of a service concession arrangement entered into with a public-sector entity grantor when the arrangement meets certain conditions. The amendments in this Update should be applied on a modified retrospective basis to service concession arrangements that exist at the beginning of an entity's fiscal year of adoption. The modified retrospective approach requires the cumulative effect of applying this Update to arrangements existing at the beginning of the period of adoption to be recognized as an adjustment to the opening retained earnings balance for the annual period of adoption. The amendments are effective for a public business entity for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. The adoption of this ASU did not affect the Company's financial statements.

The FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. This ASU supersedes the revenue recognition requirements in FASB ASC 605 - Revenue Recognition and most industry-specific guidance throughout the Codification. The standard requires that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This ASU is effective on January 1, 2017 and should be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying the ASU recognized at the date of initial application. The adoption of this standard is not expected to have a material impact on the Company's consolidated financial position and results of operations.

The FASB issued ASU No. 2014-12, Compensation- Stock Compensation (ASC Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. This ASU requires that a performance target that affects vesting, and that could be achieved after the requisite service period, be treated as a performance condition. As such, the performance target should not be reflected in estimating the grant date fair value of the award. This update further clarifies that compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company's consolidated financial position and results of operations.

In April 2015, the FASB issued ASU 2015-03, "Interest-Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs." The ASU requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. For public entities, this ASU is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption is permitted, and entities must apply the ASU on a retrospective basis. The adoption of this standard is not expected to have a material impact on the Company's consolidated financial position and results of operations.

NOTE 3 - Assets

The Company's only recorded asset(s) as of both December 31, 2014 and December 31, 2015 was cash. The Company's cash balances were $3,750 and $4,657 as of December 31, 2014 and December 31, 2015, respectively.

As previously stated, the Company had no revenue generating activities during fiscal years 2014 and 2015; therefore the Company did not have any trade/account receivables as of December 31, 2014 and/or December 31, 2015.

The Company did not have any property and/or equipment as of both December 31, 2014 and December 31, 2015. Accordingly, the Company did not have any related depreciation and/or amortization expense during the fiscal years ended December 31, 2014 and December 31, 2015.

NOTE 4 - Liabilities

The Company did not have any recorded liabilities as of December 31, 2014 and/or December 31, 2015. As previously stated, the Company had minimal business activities during fiscal years 2014 and 2015, with none of those activities generating any revenue. The Company had both limited vendors and limited, if any, credit terms. In those instances where a vendor granted the Company credit, the Company satisfied such credit obligations within the stated terms.

NOTE 5 – Stockholder's Equity

As previously stated, the Company was originally organized as a Kentucky limited liability company on March 14, 2014. On said date, the Company issued, in the aggregate, one thousand (1,000) Membership Units, with one (1) Member receiving nine hundred fifty (950) Membership Units and the other Member receiving the remaining fifty (50) Membership Units. From the March 14, 2014 date of issuance through December 31, 2015, the two (2) Members made, from time-to-time and at their sole discretion, total cash contributions of $63,775, in the aggregate, which were recorded as the consideration paid by each Member for their respective Membership Units.

On March 28, 2016, the Company was converted into a Delaware corporation (see "NOTE 10 – SUBSEQUENT EVENTS") whereby the above-mentioned Members had their Membership Units converted into shares of common stock. The following table summarizes the Company's capitalization both before and after the Company's conversion to a Delaware corporation:

	Original Capitalization as a Kentucky Limited Liability Company		Capitalization After Converting to a Delaware Corporation			
	Membership Units Issued on March 14, 2014	Total Consideration Paid/Capitalization	Shares Received Upon Conversion of Membership Units	Par Value of Common Stock	Additional Paid-In Capital	Total Capitalization
Member 1	950	$ 52,000	1,890,500	$ 189	$ 51,811	$ 52,000
Member 2	50	$ 11,775	99,500	$ 10	$ 11,765	$ 11,775
Totals	1,000	$ 63,775	1,990,000	$ 199	$ 63,576	$ 63,775

Upon its conversion to a Delaware corporation, the Company was authorized to issue a total of 2,000,000 shares of preferred stock, none of which has been issued, and a total of 8,000,000 shares of common stock, of which the above referenced 1,990,000 shares of common stock were issued and are currently outstanding in addition to certain restricted stock grants and private placement sales made subsequent to December 31, 2015 that make the total as of August 30, 2016 to be 2,189,855 common shares outstanding (see "NOTE 10 – SUBSEQUENT EVENTS"). Both the preferred and common stock have par values of $0.0001 per share.

The above-referenced financial statements have been adjusted to retroactively reflect the conversion by the Company from a Kentucky limited liability company to a Delaware corporation. Due to the fact that (a) all of the shares of common stock (originally the Membership Units) were issued on March 14, 2014, the date of inception, and (b) were paid for by periodic payments to the Company beginning on April 8, 2014, and ending by December 31, 2015, the Company recorded the amount owed by each stockholder as a "subscription receivable", which is a contra-equity account on the Company's balance sheet. As the stockholders paid the Company for their shares, the Company reduced the amount of the subscription receivable by the same amount as the payment received from the stockholder. Upon payment in full by both stockholders, which occurred on December 31, 2015, the balance of the subscription receivable account was zero.

NOTE 6 – Controlling Ownership

As of both December 31, 2014 and December 31, 2015, Royalty Ridge, LLC ("Royalty Ridge"), a Kentucky limited liability company that is owned and controlled by Sandra Marlowe, the Company's Chairman and Chief Executive Officer, Byron Marlowe, the Company's Chief Operating Officer, and Rachael Bullock, the Company's Secretary held controlling ownership of the Company. The following table details Royalty Ridge's controlling ownership as of December 31, 2014 and December 31, 2015, respectively:

	December 31, 2014	December 31, 2015
Shares owned by Royalty Ridge (1)	1,890,500	1,890,500
Total shares issued and outstanding (1)	1,990,000	1,990,000
Percentage ownership	95.00%	95.00%

(1) Adjusted to retroactively reflect March 28, 2016 conversion from a Kentucky limited liability company to a Delaware corporation

As controlling owner, Royalty Ridge is able to exercise significant control over all matters requiring stockholder approval, including the election of Directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying and/or preventing a change in control and might adversely affect the market price of the Company's common stock. This concentration of ownership may not be in the best interests of the Company's stockholders. Please see the "Risk Factors" section above.

From time-to-time, and at the sole and complete discretion of Royalty Ridge, expenses incurred by the Company have been paid using Royalty Ridge's company credit card. These expenses have been recorded by the Company, with the Company subsequently reimbursing Royalty Ridge for said credit card transactions. These transactions have totaled approximately $2,500 from March 14, 2014, the date of the Company's inception, through December 31, 2015.

Note that the Company intends to use a portion of the proceeds generated via this offering to repay promissory notes issued by the Company and held by Royalty Ridge, LLC (see "NOTE 10 – SUBSEQUENT EVENTS"). As of the time of this offering, the Company has two (2) promissory notes issued and outstanding with Royalty Ridge, the first in the principal amount of $18,000 and the second in the principal amount of $100,000. The Company may, at its sole and complete discretion, choose to use a portion of the proceeds generated via this offering to repay both the principal and any accrued and unpaid interest owed to Royalty Ridge in relation to these two (2) promissory notes.

NOTE 7 - Income Taxes

Deferred taxes represent the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes. Temporary differences result primarily from the recording of tax benefits of net operating loss carry forwards and stock-based compensation.

As of December 31, 2015, the Company has an insufficient history to support the likelihood of ultimate realization of the benefit associated with the deferred tax asset. Accordingly, a valuation allowance has been established for the full amount of the net deferred tax asset.

The Company's effective income tax rate differs from the amount computed by applying the federal statutory income tax rate to loss before income taxes as follows:

	December 31, 2015
Income tax benefit at the federal statutory rate	-34.0%
State income tax benefit, net of federal tax benefit	-6.0%
Change in valuation allowance for deferred tax assets	40.0%
Total	0.0%

Estimated deferred tax asset – Non-current - Net operating loss carry forwards	$ 59,200
Valuation allowance	(59,200)
Net deferred tax asset	$ -

The following table summarizes the open tax years for each major jurisdiction:

Jurisdiction	Open Tax Years
US Federal	2014 and 2015
Kentucky State	2014 and 2015

NOTE 8 - Going Concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. From its inception on March 14, 2014 through December 31, 2015, the Company has incurred net losses totaling $59,118. In addition, the Company has experienced negative cash flows from operating activities for the fiscal years ended December 31, 2014 and December 31, 2015.

Continued losses may adversely affect the liquidity of the Company in the future. In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheets is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to raise additional capital, obtain financing, and/or succeed in its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

During the fiscal years ended December 31, 2014 and December 31, 2015, Management devoted considerable effort toward (i) obtaining additional capital, (ii) controlling salaries and general and administrative expenses, and (iii) management of accounts payable and cash disbursements. While Management believes that these actions have been beneficial, the Company currently has limited liquidity, limited access to capital, and no revenue generating activities. These factors, and others, raise substantial doubt about our ability to continue as a going concern. Management anticipates the Company will be dependent, for the foreseeable future, on additional capital to fund further development of our infrastructure and to fund operations until such time we have sufficient revenues to meet our cost structure. Additional capital is required in order to effect the Company's business plan to develop, produce, and market its products. In light of Management's efforts, there are no assurances that the Company will be successful in obtaining sufficient capital to continue as a going concern.

NOTE 9 - Legal Proceedings

The Company is not currently the subject of any pending legal proceedings.

NOTE 10 - Subsequent Events

Conversion to a Delaware Corporation

On March 28, 2016, the Company converted from a Kentucky limited liability company to a Delaware corporation (see "NOTE 5 – STOCKHOLDERS' EQUITY"). Pursuant to the terms of the conversion, each of the Kentucky limited liability company's original Membership Units were converted into 1,990 shares of the Delaware company's common stock. The following table summarizes the full conversion of all Membership Units into common stock:

	Membership Units in Kentucky Limited Liability Company	% Ownership	Shares of Common Stock in Delaware Corporation	% Ownership
Royalty Ridge, LLC	950	95.00%	1,890,500	90.00%
Second Original Member	50	4.76%	99,500	4.76%
Totals	1,000	100.0%	1,990,000	100.0%

The above referenced financial statements for the periods ended December 31, 2014 and December 31, 2015 have been adjusted to retroactively reflect the Company's March 28, 2016 conversion from a Kentucky limited liability company to a Delaware corporation.

Note Payable to a Related Party

During the three-month period ended March 31, 2016, the Company received total cash proceeds of $18,000 from Royalty Ridge, LLC, the Company's largest shareholder who has controlling ownership of the Company (see "NOTE 5 – STOCKHOLDERS' EQUITY" and "NOTE 6 – CONTROLLING OWNERSHIP"). The Company has recorded the $18,000 as a "note payable to a related party" on its balance sheet as of March 31, 2016. This note does not have a stated term and the Company will be computing interest on the outstanding principal balance at the rate of eight (8%) percent per annum.

Royalty Ridge, LLC is owned and controlled by Sandra Marlowe, the Company's Chairman and Chief Executive Officer, and Byron Marlowe, the Company's Chief Operating Officer. As of December 31, 2015, Royalty Ridge, LLC owned 95% of the 1,990,000 shares of the Company's common stock that were issued and outstanding. As of September 20, 2016, Royalty Ridge, LLC owned

The Company intends to repay the $18,000 principal balance and any accrued and unpaid interest with funds received from future cash flows or fundraisings, and does not intend to use the proceeds of this Offering for such purposes.

Office Space

In April 2016, the Company subleased approximately 500 square feet of office space at 325 West Main Street, Third Floor, Lexington, Kentucky, 40507. This office space was subleased from an unrelated third party via a verbal agreement, whereby the Company agreed to pay $500.00 per month for the space, with no security deposit required from the Company, and the Company agreed to give a ninety day advance notice if and when it decides to vacate the premises. This verbal sublease is on a month-to-month basis. Baqua does not own this, or any, property.

Assignment Agreement

On April 29, 2016, the Company entered into an Assignment Agreement with Royalty Ridge, LLC. Royalty Ridge is the Company's largest shareholder and has controlling ownership of the Company. Royalty Ridge is also owned and controlled by Sandra Marlowe, the Company's Chairman and Chief Executive Officer, and Byron Marlowe, the Company's Chief Operating Officer (see "NOTE 5 – STOCKHOLDERS' EQUITY" and "NOTE 6 – CONTROLLING OWNERSHIP").

Pursuant to the terms of the Assignment Agreement, Royalty Ridge transferred and assigned to the Company, and the Company hereby acquired from Royalty Ridge, all of Royalty Ridge's rights, interests, and obligations in and to the Manufacturing Agreement entered into by and between Royalty Ridge, LLC and Flavorcraft, LLC on March 6, 2014. Furthermore, per the terms of the Assignment Agreement, the Company has assumed and has agreed to perform all obligations, duties, liabilities and commitments of Royalty Ridge under the Manufacturing Agreement, of whatever kind or nature.

The Assignment Agreement also assigned and transferred to the Company, from Royalty Ridge, all rights, interests, obligations, brands, formulas, intellectual property, and any and all ownership rights to the Baqua name, brand, and products. Per the terms of the Assignment Agreement, effective April 29, 2016, the Company is the sole and exclusive owner of all assets and/or liabilities related to the Baqua name, brand, and products.

As consideration for the transfer and assignment of these rights and interests by Royalty Ridge, LLC to the Company, the Company has agreed to pay Royalty Ridge, LLC one hundred thousand ($100,000) dollars. Royalty Ridge has agreed to take a short-term Promissory Note in the principal amount of $100,000 in lieu of a cash payment, with said Promissory Note having an effective date of April 29, 2016, a term of nine (9) months, and an annual rate of interest equal to eight (8%) percent.

The Company does intend to repay some, if not all, of the $100,000 principal balance and any accrued and unpaid interest with funds received from this offering.

Equity Fundraising

On May 2, 2016, the Company opened an exempt intrastate offering in the State of Kentucky pursuant to Rule 147, whereby the Company has offered 140,000 shares of its common stock at a price of $1.80 per share. Purchasers of these shares will also receive warrants to purchase a number of shares equal to double the number of shares purchased, in this case 280,000 shares in the aggregate, of the Company's common stock at a per share exercise price of $2.00. This Rule 147 intrastate offering was made to a select group of Kentucky resident investors with substantial pre-existing relationships with the Company's founders and management, who could best be described as friends and family of the Marlowe family. Sandra Marlowe is the Company's Chairman and Chief Executive Officer, her son Byron Marlowe is the Company's Chief Operating Officer, and her daughter Rachael is the Company's Corporate Secretary. In this offering, the Company raised $134,199 from the sale of 74,555 shares of the Company's common stock and warrants exercisable for the purchase of 149,110 shares of the Company's common stock to six investors.

On September 20, 2016, the Company consummated the sale of a convertible promissory note in the principal amount of $54,000 to FV Investments, LLC. (the "Note"). There is interest payable on the Note at the rate of 9% per annum and the Note is due and payable on August 31, 2018 (the "Maturity Date"). Prior to the Maturity Date or complete conversion of its principal, the Company may pre-pay any remaining principal balance of the Note at any time without penalty or premium, and the Note is unsecured. The Note is convertible into the Company's Common Stock at a conversion price of $2.00 per share.

Restricted Stock Grants

On May 16, 2016, the Company issued restricted stock grants to three (3) outside consultants with the number of shares being granted totaling 125,000 in the aggregate. These shares of restricted stock were issued as consideration for advisory services provided to the Company by each of the three (3) consultants. These advisory services consisted of legal, accounting/finance, and offering support. The restricted stock grants have a life of six (6) years from the date of grant, which will vest completely upon the occurrence of a liquidity event, defined as a change in control of the Company's ownership and/or the Company's common stock becoming freely tradable on any of the OTCQB, New York Stock Exchange, NASDAQ, or in each case, any successor thereto, or any other quotation service, stock exchange or exchanges as may be approved by the Board. If no liquidity event occurs within six years from the grant date of May 16, 2016, the restricted stock grants will terminate and become void without compensation to the grantees.

The following table details the issuance of these shares of restricted stock:

	Restricted Shares Granted
Greenline BDC, Inc.	105,000
Alan T. Hawkins	10,000
John Genesi	10,000
Total restricted shares granted:	125,000

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Private Placement Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Private Placement Memorandum.

Baqua, Inc. ("Baqua", "we", "us", "our", or the "Company") is a Delaware corporation formed on March 14, 2014 as a Kentucky limited liability company under the name of Belgrio, LLC and converted to a Delaware stock corporation as Baqua, Inc. on March 28, 2016. Baqua is based in Lexington, Kentucky and was founded to sell beverage products into a niche market in the beverage industry, the nutraceutical functional beverage category. As of the date of this private placement memorandum, Baqua has developed five beverage products, which we intend to produce, market, sell and distribute by developing a regional distribution system in the U.S.A. Baqua is a development stage company with no revenue generation up to the date of this private placement memorandum. We have not made any sales and do not have an existing customer base.

Results of Operations

The period of March 14, 2014 (date of inception) to December 31, 2014

Revenue. As previously stated, the Company began operations on March 14, 2014. For the period of March 14, 2014 through December 31, 2014, the Company did not have any revenue generating operations, nor did it have any related cost of goods sold. We anticipate that revenue-generating activities will commence in the fourth quarter of 2016 from the expected sale of Baqua products to retail outlets.

Operating Expenses. Operating expenses for the period of March 14, 2014 (date of inception) through December 31, 2014 totaled $19,971, of which $12,910 were related to sales and marketing activities while the remaining $7,061 were general and administrative expenses. The sales and marketing expenses consisted of $3,377 for the production of product samples, $2,345 for product design services, and $7,188 for the development of advertising and marketing materials.

The $7,061 of general and administrative expense consisted of $3,993 for legal and accounting fees, $1,714 for computer equipment, and $1,354 for various expenses such as postage/overnight delivery, insurance, dues and subscriptions, and basic office supplies.

Net Loss. Net loss for the period of March 14, 2014 (date of inception) through December 31, 2014 was $20,350. As previously stated, the Company did not have any revenue generating activities and related cost of sales during the period ended December 31, 2014. Therefore, the above mentioned $12,910 of sales and marketing expense, the $7,061 of general and administrative expense, and $379 of interest expense resulted in a net loss of $20,350 for the period ended December 31, 2014.

Currently, operating expenses exceed revenue because we do not have sales. We cannot assure when or if revenue will exceed operating costs.

The period of January 1, 2015 to December 31, 2015

Revenue. For the period of January 1, 2015 through December 31, 2015, the Company did not have any revenue generating operations, nor did it have any related cost of goods sold. The Company anticipates that revenue generating activities will commence in the fourth quarter of 2016 from the expected sale of Baqua products to retail outlets.

Operating Expenses. Operating expenses for the period of January 1, 2015 through December 31, 2015 were $38,133. Sales and marketing expenses for this period were $32,152, which consisted of $20,178 related to product design and formulation expenses, $6,139 for the production of product samples, and $5,835 for the design and development of sales and marketing materials. General and administrative expenses were $5,981 and consisted of legal and accounting fees and basic office expenses such as dues and subscriptions, insurance, postage/overnight delivery, and computer supplies.

Net Loss. The Company incurred a net loss of $38,768 during the period of January 1, 2015 through December 31, 2015. The Company did not have any revenue generating activities nor any related cost of sales during this period. The $38,768 net loss consisted of the above mentioned $32,152 in sales and marketing expense, the $5,981 of general and administrative expense, and $635 of interest expense.

Currently, operating expenses exceed revenue because we do not have sales. We cannot assure when or if revenue will exceed operating costs.

Liquidity and Capital Resources

The following table summarizes both the Company's cash and working capital amounts as of the specified dates:

	As of December 31, 2015	As of December 31, 2014
	$	$
Cash	4,657	3,750

	$	$
Working capital	4,657	3,750

As previously stated, from its inception on March 14, 2014 through December 31, 2015, the Company has not had any revenue generating activities. Therefore, to date the Company has financed its business activities via the cash proceeds generated by the sale of its common stock to its two (2) Founders (see NOTE 5 – STOCKHOLDERS' EQUITY and the "Statement of Changes in Stockholders' Equity").

During the period of March 14, 2014 (date of inception) through December 31, 2014, the Company generated $24,100 of cash via financing activities, all of which was from the sale of 1,990,000 shares of the Company's common stock to its two Founders (see NOTE 5 – STOCKHOLDERS' EQUITY and the "Statement of Changes in Stockholders' Equity"). During this period the Company used $20,350 to fund its business operations, which resulted in a cash balance of $3,750 as of December 31, 2014.

During the period of January 1, 2015 through December 31, 2015, the Company generated $39,675 of cash via financing activities, all of which was proceeds from the sale of 1,990,000 shares of the Company's common stock to its two Founders (see NOTE 5 – STOCKHOLDERS' EQUITY and the "Statement of Changes in Stockholders' Equity"). The $39,675 of cash generated from financing activities was offset by $38,768 of cash used to fund the Company's business operations, which resulted in $907 of net cash being generated during the twelve-month period ended December 31, 2015. This resulted in a cash balance of $4,657 as of December 31, 2015.

The Company will have additional capital requirements during fiscal years 2016 and 2017. Currently, the Company does not anticipate being able to satisfy its cash requirements solely through the sale of its products, and therefore the Company will attempt to raise additional capital through the sale of its common stock. As a result, the Company intends to file a Regulation A offering in June, 2016.

The Company cannot assure that it will have sufficient capital to finance its growth and/or business operations or that such capital will be available on terms that are favorable to the Company or at all. The Company is currently incurring operating deficits that are expected to continue for the foreseeable future.

BAQUA INC.
REGULATION CF OFFERING
VIDEO TRANSCRIPT

What inspires you? Our family was inspired to create a beverage that would deliver exactly what you need.

Baqua... my inspiration came on a trip to England when I tasted lemon barley water. The basis of our product are ancient grains barley, amaranth, quinoa, oats, and chia. A little bit of those grains go a long way.

We focused on bringing it organic. We focused on ingredients that are pure. And then what's not in there is an important part of the equation also. No artificial colors, no artificial flavors, no artificial sweeteners. Just pure powerful refreshment.

When we looked at the other options out there and believe me we tried many. We've tasted, we've critiqued, we've read labels and we feel that we have crafted a product that is better than what is out there.

It not just quenches your thirst, but it has more electrolytes in any of the leading sports drinks. Whether you're heading to school, to the pool, to the gym, to the court, to play golf…whatever it is, Baqua delivers! If you want something that is just delicious and refreshing as you kick back, you've got it.

If you're out there sweating and working out hard, pushing your body to see what its limits are--you know you need to replace your electrolytes…you've got it--amino acids from our ancient grains, delivered.

Choose Baqua. It delivers pure powerful refreshment. Every sip strengthens! We believe that strength should come from the land, not the lab. Join us on this journey as we launch Baqua.

BAQUA, INC.
PRINCIPAL EXECUTIVE OFFICER
FINANCIAL STATEMENT CERTIFICATION

I, Sandra W. Marlowe, the Chief Executive Officer of Baqua, Inc., hereby certify that the financial statements of Baqua, Inc. and notes thereto for the periods ending December 31, 2014 and December 31, 2015 included in this Form C offering statement are true and complete in all material respects.

IN WITNESS WHEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 12th day of September, 2016.



Sandra W. Marlowe
Chief Executive Officer
Baqua, Inc.

18 Second Teaser Video Transcript

"Revitalizing, Quench & Conquer, Organic, Powerful Refreshment"